                          Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock

                                      of

                            J. Ray McDermott, S.A.

                                      at

                             $35.62 Net Per Share

                                      by

                      McDermott Acquisition Company, Inc.

                         a wholly-owned subsidiary of

                         McDermott International, Inc.

  --------------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
     CITY TIME, ON THURSDAY, JUNE 10, 1999, UNLESS THE OFFER IS EXTENDED.
  --------------------------------------------------------------------------

THE BOARD OF DIRECTORS OF J. RAY MCDERMOTT, S.A. (THE "COMPANY") HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES (AS DEFINED HEREIN) (OTHER THAN MCDERMOTT INTERNATIONAL, INC. ("PARENT")). THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT. THE APPROVAL OF THE COMPANY BOARD IS BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION OF THE OFFER AND THE MERGER BY THE INDEPENDENT COMMITTEE OF THE COMPANY BOARD COMPRISED ENTIRELY OF DIRECTORS WHO ARE NEITHER OFFICERS OR EMPLOYEES OF THE COMPANY NOR DIRECTORS, OFFICERS OR EMPLOYEES OF PARENT.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF THE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OF THE COMPANY EQUAL TO AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OTHER THAN SHARES BENEFICIALLY OWNED BY PARENT (THE "MINIMUM CONDITION"). SEE "CERTAIN CONDITIONS OF THE OFFER."

  SIMMONS & COMPANY INTERNATIONAL ("SIMMONS") HAS DELIVERED TO THE INDEPENDENT COMMITTEE ITS WRITTEN OPINION AS INVESTMENT BANKERS THAT, AS OF THE DATE OF SUCH OPINION AND BASED ON AND SUBJECT TO THE MATTERS STATED IN SUCH OPINION, THE CONSIDERATION TO BE PAID IN THE OFFER AND THE MERGER IS FAIR FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF SHARES (OTHER THAN PARENT). SEE "OPINION OF FINANCIAL ADVISOR TO THE INDEPENDENT COMMITTEE" FOR FURTHER INFORMATION CONCERNING THE OPINION OF SIMMONS.

                                   IMPORTANT

  Any shareholder who desires to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in such Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to such Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile) together with the certificate(s) ("Share Certificates") representing the tendered Shares and any other required documents to First Chicago Trust Company of New York (the "Depositary") (at the Depositary's address set forth on the back cover of this Offer to Purchase) or tender such shareholder's Shares pursuant to the procedure for book-entry transfer set forth in "Procedures for Accepting the Offer and Tendering Shares" or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such shareholder desires to tender such Shares.

  A shareholder who desires to tender such shareholder's Shares and whose Share Certificates are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth under the caption "Procedures for Accepting the Offer and Tendering Shares."

  Questions or requests for assistance may be directed to Morrow & Co., Inc. (the "Information Agent") or Merrill Lynch, Pierce, Fenner & Smith Incorporated (sometimes referred to herein as the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent or the Dealer Manager.

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                             ---------------------

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.
May 13, 1999

                               TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
INTRODUCTION..........................................................................................    1

SPECIAL FACTORS.......................................................................................    3
  Background of the Offer; Recommendation of the Independent Committee and the Company Board..........    3
  Fairness of the Offer and the Merger................................................................    8
  Opinion of Financial Advisor to the Independent Committee...........................................   10
  Opinion of Financial Advisor to the Finance Committee...............................................   15
  Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger.....................   18
  Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger...   19
  Plans for the Company after the Offer and the Merger................................................   20
  Rights of Shareholders in the Offer and the Merger..................................................   21
  The Merger Agreement................................................................................   21
  Interests of Certain Persons in the Offer and the Merger............................................   27
  Confidentiality Agreement...........................................................................   30

THE TENDER OFFER......................................................................................   30
  Terms of the Offer..................................................................................   30
  Acceptance for Payment and Payment for Shares.......................................................   31
  Procedures for Accepting the Offer and Tendering Shares.............................................   32
  Withdrawal Rights...................................................................................   35
  United States Federal Income Tax Consequences.......................................................   35
  Price Range of Shares; Dividends....................................................................   37
  Certain Information Concerning the Company..........................................................   38
  Certain Information Concerning Parent and Purchaser.................................................   40
  Financing of the Offer and the Merger...............................................................   41
  Dividends and Distributions.........................................................................   43
  Certain Effects of the Offer........................................................................   43
  Certain Conditions of the Offer.....................................................................   44
  Certain Legal Matters; Regulatory Approvals.........................................................   45
  Certain Litigation..................................................................................   45
  Fees and Expenses...................................................................................   46
  Miscellaneous.......................................................................................   47
                                   SCHEDULES

SCHEDULE I     -- Directors and Executive Officers of the Company
SCHEDULE II    -- Directors and Executive Officers of Parent and Purchaser
ANNEX A        -- Agreement and Plan of Merger
ANNEX B        -- Opinion of Simmons & Company International
ANNEX C        -- Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
ANNEX D        -- Audited Financial Statements (and Related Notes) for the Company for the Years Ended
                  March 31, 1997 and March 31, 1998
ANNEX E        -- Unaudited Financial Statements (and Related Notes) for the Company for the Three-Month and
                  Nine-Month Periods Ended December 31, 1998


                                  INTRODUCTION

To the Holders of Shares of Common Stock of J. Ray McDermott, S.A.

  McDermott Acquisition Company, Inc. ("Purchaser"), a Panama corporation and a wholly-owned subsidiary of McDermott International, Inc. ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of J. Ray McDermott, S.A. (the "Company") (other than Shares beneficially owned by Parent) at a price of $35.62 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

  Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Parent or Purchaser will pay all charges and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as dealer manager (the "Dealer Manager"), First Chicago Trust Company of New York, as depositary (the "Depositary"), and Morrow & Co., Inc., as information agent (the "Information Agent"), incurred in connection with the Offer. See "Fees and Expenses."

  As of May 6, 1999, Parent beneficially owned 24,668,297 Shares, or approximately 63% of the outstanding Shares.

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES OTHER THAN PARENT. THE COMPANY BOARD RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT.

  Simmons & Company International ("Simmons") has delivered to the Independent Committee of the Company Board (the "Independent Committee") its written opinion as investment bankers that, as of the date of such opinion and based on and subject to the matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair from a financial point of view to the holders of Shares (other than Parent). See "Opinion of Financial Advisor to the Independent Committee" for further information concerning the opinion of Simmons.

  The Company has been advised that all of its directors and executive officers intend to tender or cause the tender of all Shares beneficially owned by them pursuant to the Offer, other than Shares that may be acquired upon the exercise of Company Stock Options, Restricted Shares and Performance Shares (all as hereinafter defined), which are subject to separate arrangements under the Merger Agreement. See "The Merger Agreement."

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to shareholders herewith.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES EQUAL TO AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OTHER THAN SHARES BENEFICIALLY OWNED BY PARENT (THE "MINIMUM CONDITION"). SEE "CERTAIN CONDITIONS OF THE OFFER."

  As of the close of business on May 6, 1999, there were outstanding 39,077,385 Shares and options to purchase an aggregate of 826,063 Shares at an average exercise price of $26.91 per Share (of which 393,699 were vested and exercisable). As of such date, Parent beneficially owned 24,668,297 Shares. Based upon the foregoing, Parent believes that the Minimum Condition will be satisfied if at least 7,204,545 Shares (other than Shares held by Parent) are validly tendered and not withdrawn prior to the Expiration Date (as defined herein) (assuming that no options to purchase Shares are exercised prior to the Expiration Date).

  The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 7, 1999 (the "Merger Agreement") between the Company and Parent. The Merger Agreement provides that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction (or waiver, to the extent permissible under the Merger Agreement) of the conditions to the Merger, Purchaser shall, in accordance with the laws of the Republic of Panama ("Panama Law"), be merged into the Company (the "Merger"), whereupon the separate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Company"). Pursuant to the Merger, each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares beneficially owned by Parent) shall be converted into the right to receive the per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in "The Merger Agreement."

  The Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of the Company. See "The Merger Agreement." Under Panama Law and the articles of incorporation of the Company, the affirmative vote of (i) the holders of two-thirds of the outstanding Shares, voting separately as a class, and (ii) the holders of two-thirds of the outstanding shares of the Series A $2.25 Cumulative Convertible Preferred Stock, $.01 par value, of the Company ("Preferred Stock"), voting separately as a class, are required to approve and adopt the Merger Agreement and the Merger. Parent, as the beneficial holder of all of the Preferred Stock, has agreed to vote its shares of Preferred Stock in favor of the Merger and the Merger Agreement. If Parent and Purchaser own two-thirds of the outstanding Shares as a result of the Offer or otherwise, Parent and Purchaser would have sufficient voting power to and could approve the Merger without the affirmative vote of any other shareholder of the Company. The Company has agreed to cause a meeting of its shareholders to be held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger and the Merger Agreement. Parent and Purchaser have agreed to vote their Shares in favor of the Merger.

  No appraisal rights are available in connection with the Offer or the Merger. See "Rights of Shareholders in the Offer and the Merger."

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER; RECOMMENDATION OF THE INDEPENDENT COMMITTEE AND THE COMPANY BOARD

  On January 31, 1995, Parent and Offshore Pipelines, Inc. ("OPI") consummated a transaction (the "OPI Merger") pursuant to which Parent contributed its worldwide marine construction businesses to the Company, a newly-formed Panama corporation, and OPI was merged into a wholly-owned subsidiary of the Company. As a result of the OPI Merger, the shareholders of OPI acquired approximately 36% of the outstanding Shares, and Parent retained the remaining 64% of the outstanding Shares and all of the Preferred Stock.

  In connection with the OPI Merger, the Company Board established the Independent Committee, comprised of directors who were not present or former officers or employees of Parent or the Company as an oversight committee to review the fairness to the Company and its public shareholders of certain transactions between the Company and Parent. At the same time, Parent and the Company agreed that the Company would not take certain actions without the approval of the Independent Committee or the affirmative vote of the holders of a majority of the outstanding voting stock of the Company owned by persons other than Parent and its subsidiaries. Although this agreement expired in January 1998, the Independent Committee continued to review and approve all significant transactions between the Company and Parent.

  Over the last four years, representatives of the Company, the Independent Committee and Parent have had general conversations from time to time concerning the Company's strategic alternatives and Parent's investment in the Company.

  At a meeting of the Company Board on November 11, 1998, Mr. Roger E. Tetrault, Chairman and Chief Executive Officer of Parent and the Company, advised the Company Board that Parent was considering various strategic alternatives, including the possible acquisition of the publicly-held Shares. No terms were discussed. Mr. Tetrault identified possible benefits that could result from a combination of the two companies. He also indicated that if Parent decided to make such a proposal, it would likely be made in late February or early March 1999 and that Parent would advise the Company Board upon completion of its review. The Company Board determined that any such proposal would be considered by the Independent Committee. The Independent Committee consisted of Messrs. William J. (Bill) Johnson (Chairman), Rick L. Burdick, Sean C. O'Keefe, Cedric
E. Ritchie and Robert L. Howard. It was determined that Mr. Howard would recuse himself from participation on the Independent Committee in connection with its consideration of any proposal made by Parent because of his position as a member of the Parent Board of Directors (the "Parent Board"). None of the four members of the Independent Committee who participated in the consideration of the proposals from Parent were present or former employees, officers or directors of Parent or employees or officers of the Company.

  On November 13, 1998, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") made a presentation to the Parent Board about various strategic alternatives, including a possible acquisition by Parent of the publicly-held Shares of the Company. During the meeting, the Parent Board empaneled a Finance Committee, consisting of Messrs. John W. Johnstone, Jr. (Chairman), Philip J. Burguieres, William McCollam, Jr. and Bruce DeMars (the "Finance Committee").

  On November 25, 1998, the Finance Committee discussed several strategic initiatives of Parent. The Finance Committee reaffirmed its commitment to complete its review of all of the strategic initiatives currently under consideration by the Finance Committee, prior to making a decision whether or not to seek to acquire the publicly-held Shares of the Company. Each member of the Finance Committee confirmed that he did not own any Shares.

  In December 1998, Parent engaged Davis Polk & Wardwell ("Davis Polk") as its legal advisor with respect to the strategic initiatives under review.

  In early December 1998, Mr. Tetrault suggested that the Independent Committee should consider engaging financial and legal advisors in anticipation of a possible proposal from Parent.

  The Independent Committee engaged Baker & Botts, L.L.P. ("Baker & Botts") as its legal advisor on December 17, 1998 and Simmons as its financial advisor on January 5, 1999.

  On January 4, 1999, the Finance Committee concluded that it should analyze and develop alternatives for acquiring the publicly-held Shares. On January 20, 1999, the Finance Committee engaged Merrill Lynch as its financial advisor.

  The Independent Committee met with its legal and financial advisors in Houston, Texas, on January 12, 1999. At that meeting, Baker & Botts addressed the Independent Committee concerning their duties and responsibilities under applicable law. The members of the Independent Committee acknowledged that in considering and negotiating any transaction with Parent their responsibility was to act in the best interests of the Company's public shareholders. The members of the Independent Committee determined that consideration of any business combination between the Company and Parent was within the Independent Committee's scope of authority, but indicated that the Company Board should consider a resolution confirming the Independent Committee's authority to act on any such transaction. During this meeting, Simmons outlined the scope of their anticipated activities in advising the Independent Committee, including providing a financial analysis of any proposals which may be received from Parent and an evaluation of possible alternative transactions, providing, if requested, a fairness opinion as to a business combination between the Company and Parent and assisting the Independent Committee in negotiating with Parent. The Independent Committee decided to wait until it received a proposal from Parent before beginning discussions with Parent.

  On February 1, 1999, the Finance Committee met with Merrill Lynch to discuss alternatives for acquiring the publicly-held Shares of the Company. Merrill Lynch reviewed with the Finance Committee its study and evaluation of the Company, Parent and several proposed transactions, which included analyses of comparable companies, comparable transactions, the values of the Company and Parent, the relative values of the two companies, premiums in a stock for stock transaction and premiums in similar public transactions. This information was presented on the following day to the Parent Board.

  On February 17, 1999, Parent and the Company executed a confidentiality agreement (the "Confidentiality Agreement"), under which Parent agreed to provide to the Company certain confidential information relating to its operations and the Company agreed to keep all nonpublic information received from Parent in confidence, subject to certain exceptions.

  On March 4, 1999, Simmons met with Messrs. Johnson and O'Keefe to discuss their analysis to date, including preliminary analysis of the business and prospects of the Company and Parent, analysis of the values of the Company and Parent, the relative values of the two companies, premiums in a stock transaction, and possible alternative transactions for the holders of the Shares. On March 9, 1999, Simmons met with Mr. Burdick to review the foregoing preliminary analysis.

  At a meeting on March 9, 1999, the Finance Committee considered various alternatives for acquiring the publicly-held Shares and determined to make a specific proposal to the Independent Committee.

  On March 10, 1999, the Finance Committee delivered its initial proposal to the Independent Committee. The proposal involved a merger of a newly-formed subsidiary of Parent into the Company, whereby each Share not owned by Parent would become 1.15 shares of common stock of Parent ("Parent Stock") and the Company would become a wholly-owned subsidiary of Parent (the "Initial Proposal"). The Initial Proposal was disclosed to the public on March 10, 1999. In response, the Independent Committee announced that it would consider the Initial Proposal.

  On March 11, 1999, the Company Board adopted resolutions confirming the Independent Committee's authority to act with respect to any proposal for a business combination between Parent and the Company.

  On March 15, 1999, representatives of Merrill Lynch and Simmons met to discuss the Initial Proposal. During this meeting, Merrill Lynch presented an overview of the merits of the Initial Proposal. Merrill Lynch and Simmons discussed, among other things, the small public float in the Shares, the confusion in the market perception of Parent and the rationale for the combination (including cost savings and increased analyst and institutional interest in Parent).

  Because the Initial Proposal involved an exchange of stock, both companies and their advisors requested and undertook due diligence. On March 17, 1999, management of Parent made a presentation and answered questions posed by the Company's advisors. On March 22, 1999, the Company's management made a similar presentation. Further due diligence was conducted during the following weeks.

  The Independent Committee met with its advisors on April 1, 1999. At that meeting, representatives of Baker & Botts discussed the duties and responsibilities of the members of the Independent Committee in connection with their consideration of a business combination with Parent, stressing the importance of actively and independently representing the interests of the minority shareholders of the Company. Representatives of Simmons began a discussion of the Initial Proposal by indicating that a valuation of Parent was complicated because of Parent's contingent liabilities. Simmons indicated that these contingent liabilities were not easily quantified, but should be considered in any evaluation of Parent. Simmons then reviewed with the Independent Committee its study and evaluation of the Company, Parent and the Initial Proposal, which included analyses of comparable companies, comparable transactions, ranges of values for the Company and Parent, the relative values of the two companies, premiums in a stock for stock transaction and premiums in similar public transactions and possible alternative transactions. After an extensive discussion of the Simmons analysis and the terms of the Initial Proposal, the Independent Committee determined that the Initial Proposal was inadequate because of, among other things, the substantial increase in the market price for oil service stocks since the date the Initial Proposal was delivered and the Independent Committee's belief that sufficient value had not been given to the Company's substantial excess cash. The Independent Committee authorized Mr. Bill Johnson (Chairman of the Independent Committee) to contact Mr. John Johnstone (Chairman of the Finance Committee) to arrange a meeting between the financial advisors of each Committee.

  Unable to reach Mr. Johnstone, Mr. Johnson contacted Mr. Philip Burguieres, another member of the Finance Committee, on April 1, 1999 to inform him that the Independent Committee had determined that the Initial Proposal was inadequate and to suggest that Simmons and Merrill Lynch meet to discuss their valuations. Mr. Burguieres agreed to authorize Merrill Lynch to meet with Simmons, and Mr. Johnson instructed Simmons to arrange the meeting.

  On April 6, 1999, Simmons and Merrill Lynch met to discuss their respective valuations of the Company and Parent. They discussed the Initial Proposal and alternatives, including combinations that would involve cash and stock or all cash as consideration. Simmons indicated that it could not recommend the Initial Proposal. Merrill Lynch left the meeting with the impression that Simmons would be willing to recommend to the Independent Committee an offer of
1.15 shares of Parent Stock plus $4 in cash for each Share.

  On April 8, 1999, the Finance Committee met to review the results of the meeting between Merrill Lynch and Simmons. Based on Merrill Lynch's understanding of the position of the Independent Committee, the Finance Committee decided to increase its offer to 1.15 shares of Parent Stock plus $1.50 in cash for each Share.

  On April 9, 1999, Merrill Lynch informed Simmons that the Finance Committee had increased its offer to 1.15 shares of Parent Stock plus $1.50 in cash per Share. Merrill Lynch also told Simmons that the Finance Committee was very concerned about the possibility that any transaction with the Company might cause dilution to Parent's per share earnings. Simmons communicated this to the Independent Committee, which instructed Simmons to develop an analysis of the dilution to Parent's per share earnings assuming that the Company's excess cash was invested at a rate of return greater than money market rates of return.

  On April 9, 1999, Baker & Botts and the Independent Committee received from Davis Polk an initial draft of a proposed merger agreement.

  Concerned that the valuations of the two committees may still be too far apart for a transaction to materialize, the Independent Committee instructed Simmons to contact Merrill Lynch to determine if Parent would consider selling its Shares and, if so, at what price. Simmons was informed that Parent was not interested in soliciting offers to purchase its Shares.

  On April 13, 1999, the Independent Committee convened by telephone with its advisors. Simmons' dilution analysis was reviewed and discussed. The dilution analysis indicated that under certain rate of return assumptions,

Parent could significantly reduce its pro forma projected earnings per share dilution by investing the Company's excess cash in capital projects or acquisitions rather than continuing to earn money market rates of return. The Independent Committee also discussed its concern about the proper valuation of Parent's contingent liabilities. After this discussion, the Independent Committee decided to present to the Finance Committee a counteroffer of 1.15 shares of Parent Stock and $5 in cash per Share. The Independent Committee also instructed Baker & Botts on several points to be included in the Independent Committee's comments on the proposed merger agreement, the most important of which was that the proposed transaction should be conditioned upon the affirmative vote of holders of a majority of the outstanding Shares other than Shares beneficially owned by Parent.

  On April 14, 1999, Simmons met with Merrill Lynch to review the dilution analysis and present the Independent Committee's counteroffer. Simmons suggested that members of the two committees and their financial advisors meet to discuss their differences and try to reach a resolution.

  On April 15, 1999, the Independent Committee's comments on the initial draft of the merger agreement were delivered to Davis Polk.

  On April 16, 1999, the Finance Committee met to discuss the counteroffer from the Independent Committee. At the end of the meeting, the Finance Committee asked its advisors to seek clarification of the terms of the counteroffer from the advisors to the Independent Committee.

  On April 16, 1999, Merrill Lynch and Simmons discussed the terms of the counteroffer.

  On April 19, 1999, the Finance Committee reconvened to hear the report from its advisors concerning their discussions with the advisors to the Independent Committee. After extended discussions, the Finance Committee unanimously determined to terminate discussions with the Independent Committee.

  Promptly after the meeting, Davis Polk informed Baker & Botts that the Finance Committee had decided to terminate the merger discussions with the Independent Committee because of a failure to reach agreement on the financial terms of the transaction. A press release to that effect was issued the following day.

  After discussions with individual members of the Independent Committee and with its legal and financial advisors, Mr. Bill Johnson contacted Mr. Philip Burguieres on April 22, 1999 in an attempt to restart discussions between the two committees.

  On April 29, 1999 Mr. Johnson and Simmons met to discuss certain analyses Simmons had prepared, including analysis of the pro forma effect on Parent's projected earnings per share of an all cash acquisition of the publicly-held Shares at different transaction values.

  On April 30, the Finance Committee convened and decided to authorize Mr. Burguieres to meet with Mr. Johnson.

  On May 1, 1999, Mr. Burguieres and Merrill Lynch met to discuss certain analyses Merrill Lynch had prepared, including an analysis of the pro forma effect on Parent's projected earnings per share of an all cash acquisition of the publicly-held Shares at various consideration values.

  Messrs. Johnson and Burguieres met on May 4, 1999. They discussed the recent increase in the price of the Shares, the valuation of the Company's excess cash and the opportunity to earn higher returns, the possible dilution to Parent's earnings per share and other factors relating to value. After further discussion, Messrs. Johnson and Burguieres agreed to recommend to their respective committees an all cash transaction at $35.62 per Share.

  Later that day, the Finance Committee met to review the report and recommendation from Mr. Burguieres. Merrill Lynch advised the Finance Committee that they were of the opinion that the consideration proposed to be paid to the holders of Shares (other than Parent) was fair from a financial point of view to Parent. Based on the foregoing, the Finance Committee voted unanimously to recommend the $35.62 all cash proposal to the full Board of Parent.

  The Independent Committee met by telephone during the afternoon of May 4, 1999 with its legal and financial advisors. Mr. Johnson presented the proposal to the Independent Committee, and Simmons provided certain updated analyses of the Company and the terms of the proposed transaction, including analyses of the premiums and multiples implied by the $35.62 per Share offer and comparisons of these results to comparable companies and comparable transactions. Simmons informed the Independent Committee that it was prepared to deliver a fairness opinion with respect to a transaction priced at $35.62 per Share. Members of the Independent Committee noted that an all cash transaction removed the risk associated with Parent's contingent liabilities, a major concern raised by the Initial Proposal. Representatives of Baker & Botts informed the Independent Committee of discussions with Davis Polk regarding the revised terms of the proposed merger. The Independent Committee instructed Baker & Botts regarding its comments on the revised merger agreement, including that the proposed transaction should be structured as a two step transaction with a tender offer followed by a merger and that the tender offer should be conditioned upon there being validly tendered and not withdrawn prior to the expiration of the tender offer a number of Shares equal to at least a majority of the outstanding Shares other than Shares beneficially owned by Parent. After further discussion, the Independent Committee decided to defer action to a later date allowing the Independent Committee members an additional opportunity to consider the proposal and further review the extensive materials provided by Simmons during the negotiation process.

  On May 5, 1999, the full Board of Parent met to consider the $35.62 all cash proposal, the recommendation of the Finance Committee and the advice of Merrill Lynch and Davis Polk. After a full discussion, the Board of Parent approved the proposal subject to Mr. Tetrault being satisfied that the financing necessary to consummate the transaction was available. Three directors who were also directors of the Company (Messrs. Tetrault, Woolbert and Howard) indicated that they were in favor of the proposal but, on advice of counsel, abstained from voting.

  Promptly thereafter, Parent commenced discussions with Citibank about providing a $525 million facility to finance the transaction. On May 7, 1999, Citibank issued to Parent a commitment letter for the financing. See "Financing of the Offer and the Merger." Mr. Tetrault determined that he was now satisfied that the necessary financing was available.

  On May 5, 1999, the Independent Committee met to again consider the proposed transaction. Members of the Independent Committee discussed the terms of the Merger Agreement, and representatives of Simmons reviewed their analysis of the fairness of the proposal and rendered an oral opinion (subsequently confirmed by delivery of a written opinion dated May 6, 1999) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger was fair to the holders of Shares (other than Parent) from a financial point of view. The Independent Committee then unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company's shareholders (other than Parent), and unanimously voted to recommend that the Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. At the meeting, the Independent Committee requested that Simmons update its analysis for purposes of a summary presentation and confirmation of its oral opinion at a meeting of the Company Board to be held on the following day.

  On May 6, 1999, the Company Board met to consider the Merger Agreement and the transactions contemplated thereby. Mr. Johnson described the terms of the Merger Agreement and indicated that the Independent Committee had unanimously approved the Merger Agreement and recommended that the Company Board approve the Merger Agreement. Representatives of Simmons described their review and analysis of the transaction and confirmed its oral fairness opinion provided to the Independent Committee on May 5, 1999. Representatives of Baker & Botts then described the principal terms of the Merger Agreement. After a full discussion, the Company Board accepted the recommendation of the Independent Committee and
(i) determined that the terms of the Offer and the Merger were fair to and in the best interests of the Company's shareholders (other than Parent), (ii) approved the Merger Agreement and authorized the execution and delivery thereof and (iii) determined to recommend that the shareholders of the Company tender their Shares pursuant to the Offer and approve the Merger Agreement. Prior to participating in the determinations and recommendations of the Company Board, the members of the Company Board who were also directors or officers of Parent identified their affiliations with Parent and noted that as a result of such affiliations they had a potential conflict of interest. As a result, Roger E. Tetrault, Robert L. Howard and Richard E. Woolbert elected to abstain.

FAIRNESS OF THE OFFER AND THE MERGER

  Independent Committee. In reaching its determinations referred to above, the Independent Committee considered the factors listed below, each of which, in the view of the Independent Committee, supported such determinations. The following discussion of the factors considered by the Independent Committee is not intended to be exhaustive but summarizes the material factors considered.

  (i) The fact that the per Share price ($35.62) to be paid in the Offer and the Merger represents (a) a premium of approximately 12.6% over the closing price of the Shares ($31.63) on the New York Stock Exchange ("NYSE") on May 4, 1999 (the day prior to the Independent Committee's recommendation to the Company Board) and an effective premium of 21.4% over such price per Share if no premium were attributed to the Company's excess cash, estimated by Simmons at $12.95 per share (Simmons determined the effective premium by subtracting the excess cash per share from both the $35.62 Offer Price and from the closing price of the Shares on May 4, 1999 and calculating the premium of the adjusted Offer Price to the adjusted price on May 4, 1999), (b) a premium of approximately 19.2% over the per Share price estimated by Simmons ($29.89) that would have prevailed on May 4, 1999, recognizing the recent significant recovery in oil and gas service industry equities but excluding any speculative activity occasioned by the recent negotiations had been built into the Share price and the effective premium (calculated in a similar manner as above) of 33.8% over such price if no premium were attributed to the Company's excess cash, and (c) a premium of 58.8% over the 20-day average trading price of the Shares through March 9, 1999 ($22.43) (the day before the announcement of the Initial Proposal before oil service stocks began their general uptrend associated with improved crude prices) and the effective premium (calculated in a similar manner as above) of 139.1% over such price if no premium were attributed to the Company's excess cash.

  (ii) The fact that the per Share price to be received in the Offer and the Merger is payable in cash, thereby eliminating any uncertainties in valuing the consideration.

  (iii) The Company's shareholder profile, the percentage of the outstanding Shares owned by Parent, the absence of contractual restrictions on the acquisition of additional Shares by Parent, and Parent's stated unwillingness to solicit offers to purchase its Shares to a third party, all of which led the Independent Committee to conclude that exploration of a business combination with a third party was not practicable.

  (iv) The Independent Committee's belief, based upon Company management and Simmons presentations, that the per Share price to be paid in the Offer and the Merger was fair in light of the financial condition, results of operations, business and prospects of the Company as a separate company.

  (v) The knowledge of the members of the Independent Committee of various risks and uncertainties associated with a decision to continue to operate the Company as an independent entity, including, but not limited to, trends in the offshore construction industry and the declining backlog at the Company.

  (vi) The arm's-length negotiations between the Independent Committee and its representatives and the Finance Committee and its representatives, including that the negotiations resulted in (a) an increase in the price at which Parent was prepared to acquire the Shares and a change in the structure of the transaction and the form of consideration to be received by the Company's shareholders, and (b) the Independent Committee's belief that $35.62 per Share was the highest price that could be obtained from Parent under the circumstances.

  (vii) The opinion of Simmons, dated May 6, 1999, that, as of the date of the opinion and based on and subject to certain matters stated in the opinion, the consideration to be paid in the Offer and the Merger is fair to holders of the Shares (other than Parent) from a financial point of view, and the analyses presented to the Independent Committee by Simmons with respect thereto. See "Opinion of Financial Advisor to the Independent Committee."

  (viii) The fact that the Minimum Condition requires that the Offer not be consummated unless at least a majority of the outstanding Shares other than shares beneficially owned by Parent are validly tendered pursuant to the Offer and not withdrawn.

  (ix) The terms and conditions of the Offer, the Merger and the Merger Agreement, including provisions that no change may be made that, without the consent of the Company, (a) waives the Minimum Condition, (b) changes the form of consideration to be paid, (c) decreases the per Share price or the number of Shares sought in the Offer or (d) adds conditions.

  (x) The fact that the Merger Agreement does not preclude the Independent Committee from withdrawing or modifying its recommendation to shareholders if failure to do so would be inconsistent with its fiduciary duties.

  (xi) The provision of the Merger Agreement permitting the Company to negotiate with third parties that make unsolicited Acquisition Proposals (as defined in the Merger Agreement) if there is a reasonable likelihood that the directors' fiduciary duties would otherwise be breached.

  (xii) The possibility that the timing of the transaction is at a down cycle in the offshore construction and oil service industry and that shareholders might not be able to participate fully in the recovery (unless they took the proceeds and reinvested in the industry).

  (xiii) The fact that other transaction structures, including a transaction that would be predominately stock for stock, would be generally nontaxable, but would expose the Company's shareholders to the market and other risks inherent in owning Parent Stock.

  (xiv) The issues associated with the fact that the Company has significant excess cash, including the following:

       (1) after taking into account the excess cash (for which a purchaser is unlikely to pay more than dollar for dollar), the actual premium paid for the underlying business is substantially higher than the premium on the whole transaction;

       (2) the risks associated with deploying substantial excess cash in the oil service industry in a period of cyclical downtrend or diversifying into new lines of business in which the Company does not have experience; and

       (3) the possibility that Purchaser might be deemed to be paying for the purchase with the Company's own assets.

  (xv) The likelihood that the Offer and the Merger will be consummated in light of the facts that the Offer and the Merger are not subject to any financing condition, that Parent has represented that the funds necessary to consummate the Offer and Merger will be available and the limited nature of the other conditions to the Offer and the Merger.

  Company Board. In reaching its determinations referred to above, the Company Board considered the following factors: (i) the determinations and recommendations of the Independent Committee; (ii) the factors referred to above as having been taken into account by the Independent Committee; and (iii) the fact that the price to be paid in the Offer and the Merger and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Independent Committee and the Finance Committee.

  The description set forth above of the factors considered by the Company Board, including members of the Independent Committee, is not intended to be exhaustive, but summarizes the primary factors considered. The members of the Company Board, including the members of the Independent Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board and the Independent Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Independent Committee found it practicable to assign relative or specific weights to the foregoing factors, and, accordingly, neither the Company Board nor the Independent Committee did so. Individual members of the Company Board and the Independent Committee may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

  The Company Board, including the members of the Independent Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Independent Committee consisted entirely of directors who were neither employees or officers of the Company nor employees, officers or directors of Parent and were appointed to represent the interests of the minority shareholders of the Company; (ii) the Independent Committee retained and was advised by independent legal counsel; (iii) the Independent Committee retained Simmons as its independent financial advisor to assist it in evaluating a potential transaction with Parent and received advice from Simmons; (iv) the Minimum Condition which may not be waived by Purchaser without the consent of the Company and which has the effect of requiring that in order for the Offer to be successful, a majority of the publicly-held Shares must be tendered and not withdrawn; (v) the Independent Committee engaged in extensive deliberations in evaluating the Offer and the Merger and alternatives thereto; and (vi) the fact that the $35.62 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Independent Committee and its representatives, on the one hand, and the Finance Committee and its representatives, on the other hand. The Company's executive officers have not been asked to make a recommendation as to the Offer or the Merger.

OPINION OF FINANCIAL ADVISOR TO THE INDEPENDENT COMMITTEE

  The Independent Committee engaged Simmons to act as its financial advisor in connection with the proposed Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger). On May 5, 1999, at a meeting of the Independent Committee held to evaluate the proposed Offer and Merger, Simmons rendered to the Independent Committee an oral opinion (subsequently confirmed by delivery of a written opinion dated May 6, 1999) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair to the holders of Shares (other than Parent) from a financial point of view. As indicated above, the oral opinion of Simmons as of May 5, 1999 was only one of many factors taken into consideration by the Independent Committee in making its determination to approve the Merger Agreement.

  THE FULL TEXT OF SIMMONS' WRITTEN OPINION DATED AS OF MAY 6, 1999, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, MATTERS CONSIDERED, AND SCOPE AND LIMITATIONS ON THE REVIEW UNDERTAKEN (THE "OPINION"), IS ATTACHED AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. THE OPINION IS DIRECTED TO THE INDEPENDENT COMMITTEE, IS LIMITED TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE COMPANY'S SHAREHOLDERS (OTHER THAN PARENT) AND IS NOT A RECOMMENDATION TO SUCH SHAREHOLDERS AS REGARDS TO THE OFFER AND THE MERGER. THE OPINION DOES NOT ADDRESS THE UNDERLYING DECISION OF THE COMPANY TO ENGAGE IN THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE SUMMARY OF THE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In connection with its Opinion, Simmons has, among other things, (1) reviewed and analyzed certain publicly available business and financial information relating to the Company that it deemed relevant, including estimates of the future operating performance of the Company prepared by industry analysts unaffiliated with either the Company or Parent; (2) reviewed certain business and financial information provided to Simmons by the Company, including certain limited financial forecasts prepared by management of the Company, relating to its business, earnings, cash flow, assets, liabilities and prospects; (3) reviewed certain publicly available information concerning the trading of, and the trading market for, the Shares, including trading multiples, and compared such information with that of certain other publicly-traded companies that it deemed to be relevant; (4) compared the proposed financial terms of the transactions contemplated by the Merger Agreement with the financial terms of other transactions that it deemed to be relevant; (5) participated in certain discussions and negotiations among representatives of the Company and Parent;
(6) reviewed the Merger Agreement; and (7) reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

  In arriving at its Opinion, Simmons, with the consent of the Independent Committee, assumed and relied upon the accuracy and completeness of all the foregoing information (other than the limited financial forecasts) and did not independently verify any of such information. With respect to such financial forecasts, Simmons utilized certain information set forth therein and assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Simmons did not conduct a physical inspection of any of the assets, operations or facilities of the Company and did not make or receive any independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company. Simmons noted in its Opinion that the Company is subject to the governmental investigations and litigation described in note (6) (the "HeereMac Litigation") to the interim financial statements of the Company included in its Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, and that, upon consummation of the Merger, the shareholders of the Company (other than Parent) will be relieved of the exposure to the potential risk that the Company will be forced to pay damages in connection with the HeereMac Litigation in excess of any current accruals therefor. Simmons expressed no opinion with respect to any matter relating to any of such litigation. Simmons was not requested to approach and did not approach any unaffiliated persons or entities with respect to the acquisition of the Company or any of its subsidiaries or any of their assets. Simmons' Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and the information made available to it as of, the date of its Opinion.

  In preparing its Opinion for the Independent Committee, Simmons performed a variety of financial and comparative analyses, including those described below. The summary of the analyses performed by Simmons as set forth below does not purport to be a complete description of the analyses underlying the Opinion.
The presentation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial or summary description. No company or transaction used in such analyses as a comparison is identical to the Company or the transactions contemplated by the Merger Agreement, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operational characteristics and other factors that could affect the acquisitions, public trading or other values of the companies or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of the business or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

  In arriving at its Opinion, Simmons made qualitative judgments as to the significance and relevance of each analysis and factor it considered. Accordingly, Simmons believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and its Opinion. In its analyses, Simmons made numerous assumptions with respect to general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of the Company and involve the application of complex methodologies and experienced and educated judgment.

  The following is a summary of the material analyses performed by Simmons in connection with its Opinion.

  Premium Analyses

  In order to determine the magnitude of the premium implicit in the Offer Price, Simmons compared the Offer Price to three different per share prices of the Shares: (i) the closing sales price of the Shares on the NYSE on May 6, 1999, the day next preceding public announcement of the Merger Agreement (the "May 6 Closing Price"), of $30.50; (ii) the estimated Share price on May 6, 1999, estimated in the manner described below, in the absence of any announcement regarding a proposed transaction (the "Estimated May 6 Price") of $29.38; and (iii) the average of the closing sales prices for the Shares for the 20 trading days ending on March 9, 1999 (the "Pre-announcement Date"), the day preceding Parent's public announcement of its offer to acquire the Company for Parent Stock (the "Pre-announcement Price") of $22.43. Simmons found that the Offer Price implied a premium of 16.8% over the May 6 Closing Price, 21.2% over the Estimated May 6 Price and 58.8% over the Pre-announcement Price.

  In addition, Simmons compared the Offer Price to the May 6 Closing Price, the Estimated May 6 Price and the Pre-announcement Price, in each case as adjusted to eliminate any premium on the Company's excess cash. It was Simmons' judgment that the Company's cash and cash equivalents and investments in debt securities exceeded the Company's cash needs at May 6 by an amount equal to $12.95 per Share. In order to gauge the premium implied by the Offer Price over the May 6 Closing Price as adjusted to eliminate any premium on excess cash, Simmons subtracted the per share amount of the excess cash ($12.95) from each of the May 6 Closing Price (to yield an adjusted price per Share of $17.55) and the Offer Price (to yield $22.67 per Share) and compared the adjusted Offer Price to the adjusted May 6 Closing Price. This calculation resulted in a 29.2% premium. In like fashion, Simmons adjusted both the Estimated May 6 Price and the Pre-announcement Price to exclude the excess cash and determined that the premium so implied with respect to the adjusted Estimated May 6 Price was 38.0% and the premium so implied with respect to the adjusted Pre-announcement Price was 139.1%.

  Simmons utilized the Estimated May 6 Price in order include a measure for comparison purposes that was not influenced by the announcement of Parent's offer to acquire the Company but did recognize the recent significant recovery in the value of oil and gas service industry equities. In order to derive this price, Simmons calculated the average increase during various periods ending on May 6, 1999 for three separate indices consisting of comparable companies, i.e., the OSX Index (an index of 15 large oil service companies used to price options on the Philadelphia Exchange); an index of "Offshore Construction Comparable Companies" (as defined below); and an index of "Oil Service Comparables" (as defined below). For each index, Simmons calculated the average increase (derived from changes in stock prices of the companies comprising each index) through May 6, 1999 based on (i) the closing prices on the Pre-announcement Date (the "One Day Price"), (ii) the average closing prices for the 20 trading day period ending on the Pre-announcement Date (the "20 Day Price") and (iii) the average closing prices for the three months ending on the Pre-announcement Date (the "Three Month Price"). Simmons then averaged the increase in each index and found that the average increases were 47.3% (One Day Price), 59.1% (20 Day Price) and 53.7% (Three Month Price). Simmons then subtracted the amount of the excess cash ($12.95 per Share) from the One Day Price, the 20 Day Price and the Three Month Price for the Shares yielding net prices of $11.43, $9.48 and $11.31, respectively. Simmons then increased each such net price for the Shares by the average industry percentage price recovery indicated above applicable to each price determination period, added back the excess cash ($12.95), yielding estimated Share prices, reflecting the recovery in oil service industry equities but unaffected by Parent's public announcement, of $29.78 (One Day Price), $28.04 (20 Day Price) and $30.33 (Three Month Price). Based on that range, Simmons determined the Estimated May 6 Price of $29.38.

  The "Offshore Construction Comparable Companies" are: Bouygues Offshore S.A., Cal Dive International, Inc., Coflexip S.A., Global Industries, Ltd., Horizon Offshore, Inc., Gulf Island Fabrication, Inc., Oceaneering International, Inc., and Stolt Comex Seaway S.A. The "Oil Service Comparables" are BJ Services Company, Cooper Cameron Corporation, National-Oilwell, Inc., Smith International, Inc., and Tidewater, Inc.

  Based on the foregoing, Simmons determined that the premium implied by the Offer Price ranged from 16.8% to 58.8% in the cases of the unadjusted prices and from 29.2% to 139.1% in the cases of the adjusted prices.

  Analysis of Comparable Transactions

  Simmons reviewed publicly available information with respect to various transactions in which minority stock holdings of publicly-held corporations were acquired for cash by a controlling stockholder. In particular, Simmons examined thirteen such transactions that have occurred since January 1, 1994 that were in the range of $100 million to $1 billion. The source of the data was Securities Data Corporation and the specific transactions ranged in size from $107.6 million to $462.3 million. Simmons determined that the median transaction value was $190.7 million, the median percentage of the outstanding common stock acquired was 29.9% and that the median closing valuation premium relative to the pre-announcement price of the common stock in each such transaction was 26.3% (one day prior to announcement), 23.6% (one week prior to announcement) and 26.8% (four weeks prior to announcement) and the mean closing valuation premium relative to the pre-announcement price of the common stock in each such transaction was 32.6% (one day prior to announcement), 31.3% (one week prior to announcement) and 32.3% (four weeks prior to announcement).

  Simmons compared these transaction values and premiums to the transactions contemplated by the Merger Agreement. In their analysis, Simmons calculated the premiums implied by the Offer Price on a basis where no premium was attributed to the Company's excess cash, as described above. It found a transaction value of $520.3 million, that the percentage of outstanding Shares to be acquired was 37.2% and that the implied premiums were as follows: based on one day prior to announcement of the all cash offer of $35.62 per Share (May 6, 1999), the premium was 29.2%; based on one week prior to announcement (April 29, 1999), the premium was 22.2%; and based on four weeks prior to announcement (April 8, 1999), the premium was 41.8%. Simmons then calculated the premium implied in the Offer Price relative to the prices for the Shares one day prior to the first announcement by Parent of an offer to acquire the Shares (other than Shares owned by Parent) on March 10, 1999 (March 9, 1999), one week prior (March 3,
1999) and four weeks prior (February 10, 1999) adjusted in the same fashion as described above for the Estimated May 6 Price. The implied premiums so calculated were 34.7% (March 9, 1999), 64.9% (March 3, 1999) and 27.0% (February 10, 1999).

  Simmons compared the premiums implied by the Offer Price on an unadjusted basis (ranging from 22.2% to 41.8%) and on an adjusted basis (ranging from 27.0% to 64.9%) to the premiums implied by the median of the comparable transactions (ranging from 23.6% to 26.8%) and the mean of the comparable transactions (ranging from 31.3% to 32.6%).

  Analysis of Selected Publicly-traded Comparable Companies

  Using publicly available information, Simmons compared selected valuation multiples for the Company calculated using the Offer Price with respective corresponding multiples of certain similar publicly-traded companies. Simmons selected a group of companies from the universe of possible companies based on its views as to the comparability of the financial and operating characteristics of offshore construction and oil field service companies to the Company. With respect to each such analysis, Simmons made such comparisons with the following companies (the "Comparable Companies"): Aker Maritime Corporation, Coflexip S.A., Cooper Cameron Corporation, Dril-Quip, Inc., Det Sndenfjelds - Norske Dampskibsselskab, IHC Caland N.V., Global Industries, Ltd., Oceaneering International, Inc., Saipem S.p.A. and Stolt Comex Seaway, S.A.

  The two primary multiples derived by Simmons were (i) an enterprise value, calculated as the sum of the aggregate market value of the outstanding common stock of an enterprise plus its debt and preferred stock (the "Enterprise Value") divided by its earnings before depreciation, interest and taxes ("EBDIT") and (ii) the price per share of common stock divided by the earnings per share of common stock. Simmons made these determinations for the Company for the years ending March 31, 2000 and March 31, 2001 based on limited financial forecasts prepared by the Company and provided to Simmons, and for the Comparable Companies for similar fiscal periods using financial projections from publicly-available sources, including First Call.

  EBDIT. Simmons determined that the Enterprise Value of the Company implied by the Offer Price represented a multiple of 16.9 times the Company's forecast EBDIT of $82.8 million for fiscal year 2000 and a multiple of 13.1 times the Company's forecast EBDIT of $107.3 million for fiscal year 2001. Simmons made further determinations after adjusting to exclude the value of the Company's excess cash, as estimated by Simmons, from the Enterprise Value implied by the Offer Price to calculate an adjusted Enterprise Value. Simmons then calculated that the adjusted Enterprise Value of the Company represented a multiple of EBDIT for fiscal years 2000 and 2001 of 10.8x and 8.3x, respectively.

  Simmons then derived the multiples of EBDIT for each of the Comparable Companies by dividing the adjusted Enterprise Value for each company by its respective projected EBDIT for the calendar years ending December 31, 1999 and December 31, 2000. Simmons concluded that the average EBDIT multiples of the Comparable Companies for calendar years 1999 and 2000 were 8.9x and 7.8x, respectively.

  Simmons compared the EBDIT multiples for the Company implied by the Offer Price on an unadjusted basis for the fiscal years ending March 31, 2000 (16.9x) and March 31, 2001 (13.1x) and on an adjusted basis for such years (10.8x and 8.3x, respectively) with the EBDIT multiples for the Comparable Companies for the calendar years ending December 31, 1999 (8.9x) and December 31, 2000 (7.8x).

  P/E RATIO. Simmons determined that, based on nominal earnings per share of the Company's common stock forecast by the Company for the fiscal years ending March 31, 2000 and March 31, 2001 of $1.10 and $1.82, respectively, the Offer Price implied price/earnings ratios for those years of 32.4x and 19.6x, respectively. Simmons made further determinations after adjusting to exclude from the earnings per share forecast by the Company the interest income earned on the Company's excess cash as estimated by Simmons. To do so, Simmons subtracted such interest income from the forecast earnings per share to obtain an adjusted earnings per share of the Company's common stock and subtracted the excess cash ($12.95 per Share) from the Offer Price to obtain an adjusted per share price. Simmons thereby estimated that the price/earnings ratios calculated using the adjusted per share price and the adjusted earnings per share for fiscal years 2000 and 2001 were 39.7x and 17.6x, respectively.

  Simmons then derived the price/earnings ratios for each of the Comparable Companies by dividing the share price for each company by its respective projected earnings per share for the calendar years 1999 and 2000. Simmons determined that the average price/earnings ratios for the Comparable Companies for calendar years 1999 and 2000 were 21.6x and 16.7x, respectively.

  Simmons then compared the unadjusted price/earnings ratios for the Shares implied by the Offer Price for fiscal years 2000 (32.4x) and 2001 (19.6x) and on an adjusted basis for such fiscal years (39.7x and 17.6x, respectively) with the price/earnings ratios for the Comparable Companies for the calendar years 1999 and 2000 (21.6x and 16.7x, respectively).

  Other Factors and Analyses

  In the course of preparing its Opinion, Simmons performed certain other analyses and reviewed certain other matters, including, among other things, the trading characteristics of the Shares.

  Simmons is an internationally recognized investment banking firm and, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The Independent Committee selected Simmons as its financial advisor because of Simmons' experience and expertise.

  Pursuant to the terms of the engagement of Simmons by the Independent Committee, the Company has agreed to pay Simmons for its financial advisory services in connection with the transactions contemplated by the Merger
Agreement:  (i) a retainer of $250,000 payable on the date of the engagement;
(ii) a fee of $500,000 payable upon delivery of Simmons' initial study and opinion to the Independent Committee; and (iii) a fee, contingent upon the closing of the transactions contemplated by the Merger Agreement, equal to 2% of any improvement in value of the minority stock calculated at the time of closing over the 20 trading day moving average pre-announcement price. The Initial Proposal was publicly announced by Parent on March 10, 1999. Following the announcement of the transactions contemplated by the Merger Agreement on May 7, 1999, Simmons agreed to cap the contingent portion of its fee at $3.5 million. In addition, the Company has agreed to reimburse Simmons for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred in connection with the engagement, and to indemnify Simmons against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of its engagement, or to contribute to payments Simmons may be required to make in respect thereof.

  In 1995, Simmons was retained by Parent to perform a strategic consulting assignment for which it received customary compensation. Simmons has also been retained from time to time by the Company to perform investment banking services for which it has received customary fees.

OPINION OF FINANCIAL ADVISOR TO THE FINANCE COMMITTEE

  Parent retained Merrill Lynch to act as its exclusive financial advisor in connection with the Merger Agreement and the transactions contemplated thereby. On May 7, 1999, Merrill Lynch confirmed in writing its oral opinion previously rendered to the Finance Committee and Parent Board (the "Merrill Lynch Opinion") that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, the price to be paid pursuant to the Offer and the Merger was fair from a financial point of view to the Parent.

  THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS ANNEX C HERETO AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. STOCKHOLDERS OF PARENT ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE FINANCE COMMITTEE AND PARENT BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW TO PARENT OF THE PRICE TO BE PAID PURSUANT TO THE OFFER AND THE MERGER. THE MERRILL LYNCH OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY PARENT TO ENGAGE IN THE TRANSACTION CONTEMPLATED BY THE MERGER AGREEMENT. THE MERRILL LYNCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO THE COMPANY'S STOCKHOLDERS AS TO HOW SUCH STOCKHOLDERS SHOULD RESPOND TO THE OFFER OR VOTE ON THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT OR ANY MATTER RELATED THERETO.

  The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch Opinion or the presentation made by Merrill Lynch to the Finance Committee and Parent Board. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying the Merrill Lynch Opinion.

  In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, the Company and Parent. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. The Merrill Lynch Opinion and Merrill Lynch's presentation to the Finance Committee and Parent Board were among several factors taken into consideration by the Finance Committee and Parent Board in making their determination to approve the Merger Agreement. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of such decisions.

  In arriving at the Merrill Lynch Opinion, Merrill Lynch, among other things:
(i) reviewed certain publicly available business and financial information relating to the Company and Parent that Merrill Lynch deemed to be relevant;
(ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and Parent, as well as the amount and timing of the cost-savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies"), furnished to Merrill Lynch by the Company and Parent; (iii) conducted discussions with members of senior management and representatives of the Company and Parent concerning the matters described in clauses (i) and (ii) above, as well as their respective businesses and prospects before and after giving effect to the Offer, the Merger and the Expected Synergies; (iv) reviewed the market prices and valuation multiples for the Shares and compared them with those of certain publicly-traded companies that Merrill Lynch deemed to be relevant; (v) reviewed the results of operations of the Company and compared them with those of certain publicly-traded companies that Merrill Lynch deemed to be relevant; (vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant; (vii) participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors; (viii) reviewed the potential pro forma impact of the Offer and the Merger on Parent; (ix) reviewed the Merger Agreement; and (x) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

  In preparing the Merrill Lynch Opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company or Parent and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did Merrill Lynch conduct any physical inspection of the properties or facilities of the Company or Parent. With respect to the financial forecast information and the Expected Synergies, Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the Company's or the Parent's management as to the expected future financial performance of the Company or Parent, as the case may be, and the Expected Synergies. Merrill Lynch relied upon the foregoing in preparing the Merrill Lynch Opinion.

  For purposes of rendering the Merrill Lynch Opinion, Merrill Lynch assumed, in all respects material to its analyses, that the representations and warranties of each party to the Merger Agreement and all related documents and instruments contained therein were true and correct in all material respects, that each party to such documents will perform all of the covenants and agreements required to be performed by such party under such documents and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof.

  The Merrill Lynch Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on and upon the information made available to Merrill Lynch as of the date of such opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Offer and the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Offer and the Merger.

  The following is a brief summary of the material analyses performed by Merrill Lynch in connection with its preparation of the Merrill Lynch Opinion. The Company provided Merrill Lynch with, among other things, projections through 2002, and Merrill Lynch mathematically extrapolated such projections through 2004.

  Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Merrill Lynch calculated ranges of implied enterprise values for the Company. Merrill Lynch utilized multiples of 2004 EBITDA ranging from 8.0x to 9.0x as the terminal value of the enterprise and discount rates ranging from 12.0% to 14.0%. The discount rates were based on an analysis of the weighted average cost of capital for the Company. The discounted cash flow analysis indicated a relevant range of per Share prices of between $34.55 and $39.31.

  Merger Premium Analysis. Merrill Lynch examined the premiums paid for target company shares in certain transactions in which minority interest holdings of publicly-traded companies were acquired by a controlling shareholder over the pre-announcement stock prices of such target companies. In addition, Merrill Lynch calculated a range of per Share prices based on the price of the Shares and a range of assumed merger premiums.

  Merrill Lynch examined premiums paid over pre-announcement stock prices one day, one week and four weeks prior to announcement in twenty-nine selected minority interest transactions. In aggregate, such analyses indicated relevant merger premiums between 15.0% and 25.0%. In addition, based on the closing price per Share on May 6, 1999 of $30.50 and a range of assumed merger premiums of between 15% and 25%, Merrill Lynch calculated a range of per Share prices of between $35.08 and $38.13.

  Comparable Company Trading Analysis. Using publicly available information, Merrill Lynch examined the public market multiples for a group of publicly-traded companies with financial and operating characteristics that Merrill Lynch deemed to be comparable to the Company. This group of selected comparable companies consisted of the following companies: Global Industries, Ltd.; Saipem S.p.A.; IHC Caland N.V.; Aker Maritime Corporation; Dril-Quip, Inc.; Oceaneering International, Inc.; Coflexip S.A.; Cooper Cameron Corporation; and Stolt Comex Seaway, S.A. (collectively, the "Comparable Companies").

  Merrill Lynch calculated the market value of common stock as a multiple of estimated 1999 and 2000 after-tax cash flow for the Comparable Companies using estimates of after-tax cash flow obtained from Merrill Lynch and First Call Corporation, a data service which monitors and publishes a compilation of after-tax cash flow and earnings estimates produced by selected research analysts on companies of interest to investors. The analysis indicated market value as a multiple of 1999 and 2000 estimated after-tax cash flow for the Comparable Companies ranged from 12.5x to 17.0x and from 11.0x to 14.0x, respectively.

  In addition, Merrill Lynch calculated the market value of common stock as a multiple of estimated 1999 and 2000 earnings per share for the Comparable Companies using estimates of earnings per share obtained from Merrill Lynch and First Call Corporation. The analysis indicated the market value as a multiple of 1999 and 2000 earnings per share for the Comparable Companies ranged from 25.0x to 35.0x and from 22.0x to 28.0x, respectively.

  Because a significant portion of the Company's earnings and after-tax cash flow are derived from the interest income from the existing cash balance currently held by the Company, Merrill Lynch determined operating after-tax cash flow and earnings per share estimates by adjusting the Company's estimates for this interest income. Merrill Lynch calculated these operating cash flow and earnings estimates by Merrill Lynch by subtracting the interest income as projected by the Company from the after-tax cash flow and earnings estimates as projected by the Company. In order to determine per share prices relevant to these operating estimates of after-tax cash flow and earnings per share, the relevant multiples derived in the Comparable Company Trading Analysis were then applied to these adjusted operating estimates. The value of the cash held at the Company was divided by the shares outstanding of the Company and added to the value determined by the application of the Comparable Company Trading Analysis described above. Applying this analysis to the Company's (i) fiscal year ended March 31, 2000 and 2001 estimated after-tax cash flow, Merrill Lynch calculated ranges of per Share prices of $31.00 to $38.00 and $32.50 to $38.25, respectively and (ii) fiscal year ended March 31, 2000 and 2001 estimated earnings per Share, Merrill Lynch calculated ranges of per share prices of $23.25 to $28.00 and $35.25 to $41.75, respectively.

  Merger Consequences. Merrill Lynch analyzed certain pro forma effects, which could result from the Offer and the Merger, based on financial forecasts provided by the Company's and the Parent's respective managements for the fiscal years ending March 31, 2000 through 2002. Management of the Company and Parent also provided Merrill Lynch with projections of certain synergies that are expected to occur as a result of the Offer and the Merger. In addition, Merrill Lynch calculated merger consequences based on the assumptions that the goodwill associated with the Offer and the Merger was expected to be amortized over each of 15, 20 and 30 years. Assuming a 15-year amortization of goodwill, this analysis indicated that the Offer and the Merger would be 27.5%, 12.6% and 5.2% dilutive to the Parent's 2000, 2001 and 2002 earnings per share, respectively. Assuming a 20-year amortization of goodwill, this analysis indicated that the Offer and the Merger would be 22.8%, 9.3% and 2.6% dilutive to the Parent's 2000, 2001 and 2002 earnings per share, respectively. Assuming a 30-year amortization of goodwill, this analysis indicated that the Offer and the Merger would be 18.2% dilutive, 6.0% dilutive and 0.0% accretive to the Parent's 2000, 2001 and 2002 earnings per share, respectively. In addition this analysis indicated that the Offer and the Merger would be 5.0% dilutive, 0.4% accretive and 3.8% accretive to the Parent's 2000, 2001 and 2002 after-tax cash flow per share, respectively. The actual results achieved by the combined company may vary from projected results, and the variation may be material.

  Merrill Lynch Financial Advisor Fee. Pursuant to a letter agreement between Parent and Merrill Lynch (the "Merrill Lynch Letter Agreement"), Parent has agreed to pay Merrill Lynch a fee of $2.5 million, if during the period Merrill Lynch is retained by the Parent or within one year thereafter a Recombination Transaction (as defined in the Merrill Lynch Letter Agreement) is consummated with the Company. Such fee is payable in cash upon the closing of such Recombination Transaction, or in the case of a tender offer or exchange offer, at such earlier date as may be specified in the dealer manager agreement entered into in connection with such offer. The Parent also has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of its legal counsel. Additionally, the Parent agreed to indemnify Merrill Lynch and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under federal securities laws.

  Parent retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has in the past provided financial advisory and financing services to Parent and the Company and may continue to do so and has received, and may receive, fees for the rendering of such services. In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of the Company and Parent (and anticipate trading after the Merger in the securities of Parent) for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

POSITION OF PARENT AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

  Parent and Purchaser believe that the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger is fair to such shareholders. Parent and Purchaser base their belief on the following facts:

  (i) the fact that the Independent Committee and Company Board concluded that the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders (other than Parent);

  (ii) notwithstanding the fact that Simmons' opinion was addressed to the Independent Committee and that neither Parent nor Purchaser is entitled to rely on such opinion, the fact that the Independent Committee received an opinion from Simmons that, as of the date of such opinion and based on and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair to the holders of Shares (other than Parent) from a financial point of view;

  (iii) the fact that the same consideration will be paid in both the Offer and the Merger;

  (iv) the fact that the Offer and the Merger will each provide consideration to the Company's shareholders entirely in cash;

  (v) the fact that the per Share price to be paid in both the Offer and Merger constitutes a 16.79% premium over the closing market price of the Company's Shares on May 6, 1999, the business day immediately prior to the date on which the Merger Agreement was announced;

  (vi) the fact that the Minimum Condition requires that the Offer not be consummated unless at least a majority of the publicly-held Shares are validly tendered pursuant to the Offer and not withdrawn;

  (vii) the other factors enumerated by the Independent Committee as supporting their recommendation of the Offer and the Merger; and

  (viii) the terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Merger Agreement does not preclude the Independent Committee from withdrawing or modifying its recommendation to shareholders if failure to do so would be inconsistent with its fiduciary duties.

Parent and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. In light of the nature of the Company's business, Parent and Purchaser did not deem net book value or liquidation value to be relevant indicators of the value of the Shares. Parent's executive officers have not been asked to make a recommendation as to the Offer or the Merger.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF PARENT FOR THE OFFER AND THE MERGER

  The purpose of the Offer and the Merger is for Parent to increase Parent's ownership of the Company from approximately 63% to 100%. Upon consummation of the Merger, the Company will become a direct, wholly-owned subsidiary of Parent. The acquisition of the Shares not owned by Parent has been structured as a cash tender offer followed by a cash merger so as to effect a prompt and orderly transfer of ownership of Shares from the Company's public shareholders to Parent and Purchaser, and so as to provide such shareholders with cash for all of their Shares.

  Under Panama Law and the Company's Articles of Incorporation, the approval of the Company Board and the affirmative vote of (i) the holders of two-thirds of the outstanding Shares, voting separately as a class and (ii) the holders of two-thirds of the outstanding shares of Preferred Stock, voting separately as a class, are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved the Merger Agreement and the transactions contemplated thereby. As the holder of all of the outstanding shares of Preferred Stock and approximately 63% of the outstanding Shares, Parent has agreed to vote all such shares (and all Shares purchased pursuant to the Offer) in favor of the Merger and the Merger Agreement.

  In the Merger Agreement, the Company has agreed to cause a meeting of its shareholders to be held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger and the Merger Agreement. The Company has agreed to use commercially reasonable efforts to obtain such approval and adoption. If Parent and Purchaser own more than two-thirds of the outstanding Shares as a result of the Offer or otherwise, Parent and Purchaser would have sufficient voting power to and could approve the Merger without the affirmative vote of any other stockholder of the Company.

  Parent decided to pursue the transaction for several reasons. First, a merger of Parent and the Company creates a more simplified organizational structure. After the Merger, Parent and the Company will be able to eliminate approximately $3 million a year in after-tax expenses, previously associated with the separate management and administration of two separate, publicly-traded companies. This simplified corporate structure will also make it more cost efficient for Parent to access capital markets as the need to support Parent's operating groups arises.

  Second, the combination of Parent and the Company provides those investors who wish to invest in the oil service industry with the opportunity to benefit from the more stable earnings of Parent's non-oilfield service businesses. These businesses counteract the cyclical oil service industry. Parent believes that the business combination will also provide it with greater flexibility with respect to the use of cash to support and grow all of its business units.

  Finally, a combination of Parent and the Company presents a simpler, more attractive investment for Parent's shareholders, which will be less confusing to investors and will make the combined entity's financial performance easier to analyze, which should increase liquidity in the common stock of Parent and make Parent's common stock more attractive to potential investors.

PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER

  As promptly as practicable after consummation of the Offer, Parent and Purchaser intend to effect the Merger in accordance with the terms of the Merger Agreement. See "The Merger Agreement."

  Upon the consummation of the Offer, Parent will be entitled to designate a number of directors (rounded to the nearest whole number) to the Company Board that equals the product of (i) the total number of directors on the Company Board and (ii) the percentage that the number of Shares beneficially owned by Parent bears to the total number of outstanding Shares, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors.
Parent has indicated to the Company that it has no present intention to replace or elect any new director to the Company Board during the period between the consummation of the Offer and the consummation of the Merger, although Parent could change its intention at any time, subject to compliance with applicable legal requirements including Rule 14(f) of the Securities Exchange Act of 1934 (the "1934 Act") and the rules and regulations promulgated thereunder.

  Until the Merger is consummated or abandoned, Parent has agreed to take all actions necessary to permit the Independent Committee to continue in existence without diminution of its powers or duties and its members to consist solely of the members on May 7, 1999, or any successors selected (with the written consent of a majority of the members of the Independent Committee) by the Company Board who are not otherwise employed by Parent or its affiliates.

  Upon consummation of the Merger, the officers of the Company will continue as the officers of the Surviving Company, and the directors of Purchaser shall become directors of the Surviving Company.

  Except as otherwise described in this Offer to Purchase and except for the transactions contemplated by the Merger Agreement, Parent has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of assets of the Company;
(c) any change in the management of the Company or any change in any material term of the employment contract of any executive officer; or (d) any other material change in the Company's corporate structure or business.

  Nevertheless, Parent may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and coordinate the activities of the Company and Parent. In particular, Parent expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments.

RIGHTS OF SHAREHOLDERS IN THE OFFER AND THE MERGER

  Under Panama Law, shareholders do not have appraisal rights as a result of the Offer or Merger. If the Merger is consummated, each outstanding Share (other than Shares beneficially owned by Parent) will be converted into $35.62 in cash or any higher price paid for each Share pursuant to the Offer.

THE MERGER AGREEMENT

  The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this Offer to Purchase. The summary is qualified in its entirety by reference to the Merger Agreement. Shareholders are urged to read the Merger Agreement in its entirety.

  The Offer

  The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition and certain other conditions that are described in "Certain Conditions of the Offer." Pursuant to the Merger Agreement, Purchaser may waive any condition to the Offer or change any of the terms or conditions of the Offer, except that, without the prior written consent of the Company, Purchaser may not waive the Minimum Condition or make any change in the Offer which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those set forth in "Certain Conditions of the Offer."

  For information concerning directors of the Company prior to consummation of the Merger, see "Plans for the Company after the Offer and the Merger."

  The Merger

  The Merger Agreement provides that as promptly as practicable after all conditions to the Merger set forth therein have been satisfied or, to the extent permitted thereunder, waived, Purchaser will be merged into the Company in accordance with Panama Law. As a result of the Merger, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation. Pursuant to the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares beneficially owned by Parent) will be converted into the right to receive the Merger Consideration.

  Each of Purchaser and Parent will be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law.

  Stock Options

  The Company has outstanding options to purchase Shares ("Company Stock Options") under certain employee and director stock compensation plans, including a Restated 1994 Executive Long-Term Incentive Compensation Plan (the "1994 Plan") and a Non-Employee Director Stock Plan (the "Directors Plan").

  Under the Merger Agreement, Company Stock Options, whether or not exercisable or vested, will be adjusted as necessary so that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to purchase shares of Parent Stock, on the same terms and conditions as were applicable under such Company Stock Option, except as set forth below (each, as so adjusted, an "Adjusted Option"). Each Adjusted Option shall be fully vested and will entitle the holder to purchase a number of shares of Parent Stock having an aggregate market value, as of the Effective Time, equal to the product of the number of Shares purchasable pursuant to the applicable Company Stock Option and the Merger Consideration. The exercise price per share of Parent Stock under each Adjusted Option shall be equal to (A) the aggregate exercise price for the Shares purchasable pursuant to the applicable Company Stock Option divided by (B) the aggregate number of shares of Parent Stock deemed purchasable pursuant to such Adjusted Stock Option. Any fractional share of Parent Stock resulting from the foregoing adjustment of a Company Stock Option shall be rounded down to the nearest whole share.

  Restricted Shares

  Under the 1994 Plan and Directors Plan, the Company granted to its officers and directors Shares subject to transfer restrictions and forfeiture provisions ("Restricted Shares"). Restricted Shares granted to officers generally vest 50% at the end of five years with the remaining 50% vesting between the third and tenth anniversary of the date of grant based upon the Company's financial performance. Restricted Shares granted to directors vest at the end of the director's term. Officers and directors pay $1.00 for each Restricted Share and receive dividends paid on and are entitled to vote such shares prior to vesting.

  Under the Merger Agreement, the Company will provide, as soon as practicable, each person who holds Restricted Shares the opportunity to make an irrevocable election either to (i) receive a cash payment, as of the Effective Time, in respect of such Restricted Shares (whether or not vested) or (ii) receive a replacement award (a "Replacement Restricted Award"), as of the Effective Time, of Parent Stock having an aggregate fair market value (as of the Effective Time) equal to the product of (A) the number of Restricted Shares to which such Replacement Restricted Award relates and (B) the Merger Consideration. Each Replacement Restricted Award will be issued on the same terms, and subject to identical restrictions, as applied to the Restricted Shares to which such Replacement Restricted Award relates (without taking into account any accelerated vesting as a result of the Merger).

  Performance Shares

  Under the 1994 Plan, the Company made notional grants of Restricted Shares, which are subject to adjustment based upon future stock performance ("Performance Shares"), to its officers. No Restricted Shares are issued by the Company at the time of the grant. The number of Restricted Shares actually received by an officer, if any, is determined on the second anniversary of the grant date by calculating the difference between the fair market value of a Share (based upon the preceding 30 trading day average) and the fair market value of the Shares on the grant date. The difference is multiplied by that number of Restricted Shares in an officer's notional grant and the resulting product is divided by the fair market value of a Share as of the second anniversary of the grant date, calculated as described above. The resulting number is added to (in the case of an increase in share price) or subtracted from (in the case of a decrease in share price) the number of Restricted Shares in an officer's notional grant. The notional grant, as adjusted (to the extent not reduced to zero), is then issued to the officer as Restricted Shares on the second anniversary of the grant date, for which the officer is required to pay $1.00 per share. The Restricted Shares vest two years thereafter, during which they are nontransferable and are subject to forfeiture prior to vesting.

  Under the Merger Agreement, the Company will provide, as soon as practicable, each person who holds Performance Shares the opportunity to make an irrevocable election either to (i) receive a cash payment, as of the Effective Time, in respect of such Performance Shares or (ii) receive a replacement award (a "Replacement

Performance Award"), as of the Effective Time, of Restricted Shares of Parent Stock and having the following terms. Each Replacement Performance Award will represent that number of shares of Parent Stock having an aggregate fair market value, as of the Effective Time, equal to the product of (A) the number of notional Performance Shares originally granted and (B) the Merger Consideration. Each Replacement Performance Award will be subject to a two-year vesting period upon terms identical to those that apply, under the 1994 Plan, to Performance Shares as of the end of the initial two-year measurement period.

  The Parent Board or the Compensation Committee of the Parent Board will at or prior to the Effective Time adopt resolutions specifically approving, for purposes of Rule 16b-3 under the 1934 Act, the receipt pursuant to this section of Parent Stock and Adjusted Options by officers and directors of the Company who will become officers or directors of the Parent subject to Rule 16b-3.

  For purposes of the immediately preceding three sections ("The Merger Agreement--Stock Options", "--Restricted Shares" and "--Performance Shares"), the market value of a share of Parent Stock as of the Effective Time will be deemed to be the closing sale price of such share on the NYSE on the trading day immediately preceding the Effective Time.

  Representations and Warranties

  The Merger Agreement contains various customary representations and warranties of the parties thereto, including, without limitation, representations (i) by the Company and Parent as to corporate status, the authorization and the enforceability of the Merger Agreement against each such party, and absence of contravention due to execution and performance under the Merger Agreement, (ii) by the Company as to its governmental authorization, capitalization, compliance with law, the accuracy of financial statements and filings with the Commission, absence of undisclosed material liabilities or litigation and the absence of certain changes or events concerning the Company's business from December 31, 1998 and (iii) by Parent as to its governmental authorization, the accuracy of this Offer to Purchase, and the availability at the expiration of the Offer of cash sufficient to consummate the Offer and the Merger and to pay all expenses in connection with the Offer and Merger. The representations and warranties contained in the Merger Agreement will not survive the Effective Time.

  Covenants

  The Merger Agreement contains various customary covenants of the parties thereto. A description of certain of these covenants follows:

     Conduct of Business. From the date of the Merger Agreement until the Effective Time, the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice and will use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date of the Merger Agreement until the Effective Time, except as consented to in writing by Parent, the Company has agreed that:

     (a) the Company will not adopt or propose any change to its certificate of incorporation or bylaws;

     (b) the Company will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person or acquire a material amount of stock or assets of any other person;

     (c) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any significant subsidiary or any material amount of assets or property except pursuant to existing contracts or commitments and in the ordinary course consistent with past practice;

     (d) the Company will not, and will not permit any of its subsidiaries to, take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time; and

     (e) the Company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

  Shareholder Meeting. The Company will cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. In connection with such meeting, the Company will use its commercially reasonable efforts to obtain the necessary approvals by its shareholders of the Merger Agreement and the transactions contemplated thereby and otherwise comply with all legal requirements applicable to such meeting.

  Except as provided in the next sentence, the Company Board will recommend the Offer and the approval and adoption of the Merger Agreement and the Merger by the Company's shareholders. The Independent Committee shall be permitted to withdraw, or modify in a manner adverse to Parent, its recommendation to its shareholders, if (i) the Company has complied with the terms of the "No Solicitation" covenant below, (ii) the Independent Committee determines in good faith (after consultation with independent legal counsel) that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law and (iii) the Independent Committee shall have delivered to Parent a prior written notice advising Parent that it intends to take such action.

  No Solicitation. From the date of the Merger Agreement until the termination thereof, the Company will not, and will cause its subsidiaries and the officers, directors, employees and other agents and advisors of the Company and its subsidiaries not to, directly or indirectly, (i) take any action to solicit, initiate or encourage the submission of any Acquisition Proposal or (ii) disclose any nonpublic information relating to, or afford access to the properties, books or records of, the Company or any of its subsidiaries to, or engage in any discussions or negotiations with, any person who is considering making or has made an Acquisition Proposal; provided that the Company may furnish nonpublic information or afford access to properties, books and records to any person who is considering making or has made an Acquisition Proposal and may negotiate or otherwise engage in substantive discussions with any person who has made an Acquisition Proposal if (w) the Company has complied with the foregoing terms of this covenant, (x) the Independent Committee determines in good faith (after consultation with independent legal counsel) that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, (y) such person executes a confidentiality agreement on terms no less favorable to the Company than those contained in the Merger Agreement and (z) the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. Nothing contained in the Merger Agreement shall prevent the Company Board from complying with Rule 14e-2 under the 1934 Act with respect to any Acquisition Proposal. "Acquisition Proposal" means any offer or proposal for a merger, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries or the acquisition of any substantial equity interest in or substantial portion of the assets of the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

  The Company will notify Parent promptly (but in no event later than 24 hours) after receipt by the Company, or any of its advisors, of any Acquisition Proposal or any request for nonpublic information relating to, or access to the properties, books or records of, the Company or any of its subsidiaries by any person who is considering making or has made an Acquisition Proposal. The Company shall identify the person making, and the terms and conditions of, any such Acquisition Proposal or request. The Company shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal or request.

  Director and Officer Liability. After the Effective Time, the Surviving Corporation will indemnify and hold harmless the present and former officers and directors of the Company (each an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Effective Time to the extent required under Panama Law or provided under the Company's certificate of incorporation and bylaws or any agreement any Indemnified Person may have with the Company, in each case, as in effect on the date of the Merger Agreement; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law.

  For six years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that, in satisfying its obligation under this covenant, the Surviving Corporation will not be obligated to pay premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year.

  The rights of each Indemnified Person under this covenant shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company or any of its subsidiaries, under Panama Law or under any agreement any Indemnified Person may have with the Company. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

  Best Efforts. Pursuant to the terms and conditions of the Merger Agreement, the Company and Parent shall use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

  Public Announcements. The Merger Agreement provides that Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to the Merger Agreement and the transactions contemplated thereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

  Other

  Parent will not, and will cause its subsidiaries not to, directly or indirectly, take any action to knowingly cause the Company to violate its representations, warranties or covenants under the Merger Agreement.

  Conditions of the Offer

  See "Certain Conditions of the Offer."

  Conditions to the Merger

  The Merger Agreement provides that the obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions:

  (a) the Merger Agreement shall have been approved and adopted by the shareholders of the Company in accordance with Panama Law and applicable listing requirements;

  (b)  Purchaser shall have purchased Shares pursuant to the Offer;

  (c) no preliminary or permanent injunction or other order, decree or ruling by any court or governmental body or regulatory authority in the United States or the Republic of Panama, which prevents consummation of the Merger or the payment of the Merger Consideration, will have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order, decree or ruling lifted); and

  (d) no statute, rule or regulation of any government or governmental agency in the United States or the Republic of Panama will prevent the consummation of the Merger or the payment of the Merger Consideration or make the consummation of the Merger or the payment of the Merger Consideration illegal.

  Termination

  The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

  (a)  by mutual written agreement of the Company and Parent;

  (b) by either the Company or Parent, if:

       (i) the Offer has not been consummated on or before July 31, 1999, provided that the right to terminate the Merger Agreement under this subparagraph will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time; or

       (ii) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Offer or Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable; provided, however, that the party seeking to terminate the Merger Agreement under this subparagraph will have used commercially reasonable best efforts to remove any such judgment, injunction, order or decree; or

  (c) by Parent, if prior to the acceptance for payment of Shares under the Offer, (i) the Company Board will have failed to recommend, or will have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer or the Merger or (ii) the Company will have failed to perform in all material respects its obligations hereunder.

  The Merger Agreement provides that if it is terminated, it will become void and of no effect with no liability on the part of any party (or any shareholder, director, officer, employee or other agent or advisor of such party) to the other party thereto, except that, if such termination is the result from the willful failure of either party to fulfill a condition to the performance of the obligations of the other party or the failure of either party to perform a covenant under the Merger Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.

  Fees and Expenses

  Except as provided in the following sentence, all costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such cost or expense.

  The Merger Agreement provides that the Company will pay Parent a fee in immediately available funds equal to $10 million promptly, but in no event later than two business days, after a termination of the Merger Agreement by Parent pursuant to subparagraph (c) above under "Termination".

  Amendments and Waivers

  Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the adoption of the Merger Agreement by the Company's shareholders and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for any Shares.

  No failure or delay by any party in exercising any right, power or privilege under the Merger Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the Merger Agreement shall be cumulative and not exclusive of any rights or remedies provided by law.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

  In considering the recommendation of the Company Board, shareholders of the Company should be aware that certain officers of the Company and members of the Company Board have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Independent Committee and the Company Board were aware of these actual or potential conflicts of interest and considered them in connection with such recommendation.

  Independent Committee Fees

  At a meeting of the Company Board held on March 11, 1999, the Company Board considered a proposal to pay the Chairman of the Independent Committee a fee of $20,000 and the other members of the Independent Committee a fee of $10,000 for their services as members on the Independent Committee in evaluating any proposed business combination between Parent and the Company, in addition to any other fees payable to them as directors of the Company or as members of the Independent Committee. The Company Board determined to postpone its action on this proposal, pending confirmation from the Company's General Counsel that the proposed fees were within the range of fees paid to members of independent or special committees involved in similar transactions. The General Counsel of the Company subsequently confirmed that the fee proposal was within such range. The Company Board expects to act on the fee proposal at its meeting scheduled for June 4, 1999.

  Finance Committee Fees

  At a meeting of the Parent Board held on March 9, 1999, the Parent Board considered a proposal to pay Mr. Johnstone, the Chairman of the Finance Committee, a fee of $20,000 and Mr. Burguieres a fee of $17,500 and each of the other members of the Finance Committee a fee of $10,000 for their services as members on the Finance Committee in evaluating any proposed business combination between Parent and the Company, in addition to any other fees payable to them as directors of the Parent or as members of the Finance Committee. The Parent Board determined to postpone its action on this proposal, pending confirmation from the Parent's General Counsel that the proposed fees were within the range of fees paid to members of independent or special committees involved in similar transactions. The General Counsel of Parent subsequently confirmed that the fee proposal was within such range. The Parent Board expects to act on the fee proposal at its meeting scheduled for June 2, 1999.

  Indemnification Agreements

  On March 11, 1999, the Company entered into indemnification agreements with each of its directors (the "Indemnification Agreements"). The Indemnification Agreements provide that the Company will indemnify and hold harmless any director of the Company to the fullest extent permitted by the Company's Certificate of Incorporation or Bylaws, Panama Law or other applicable law, as in effect as of the date of the agreement or to such greater extent as the Company's Certificate of Incorporation or Bylaws, Panama Law or applicable law may thereafter permit, from and against all losses, liabilities, claims, damages, judgments, penalties, fines, amounts paid in settlement and expenses (including attorneys' fees) arising out of a business combination transaction between Parent and the Company. The Indemnification Agreements further provide that, in the event of any threatened, or pending action, suit or proceeding arising out of a business combination between Parent and the Company in which a director is a party and that may give rise to a right of indemnification under the Indemnification Agreements or in which a director is involved as a witness, following written request by such person, the Company will promptly pay to such person amounts to cover expenses reasonably incurred by such person in such proceeding in advance of its final disposition upon the receipt by the Company of (i) a written undertaking executed by or on behalf of such person providing that such person will repay the advance if it is ultimately determined that such person is not entitled to be indemnified by the Company as provided in the Indemnification Agreements and (ii) satisfactory evidence as to the amount of such expenses. The Indemnification Agreements also include provisions meant to facilitate the indemnitee's receipt of benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken and
(iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control of the Company (as defined in the Indemnification Agreements). On May 6, 1999, the Company entered into indemnification agreements with Messrs. Johnson, Burdick, O'Keefe and Ritchie substantially the same as the agreements entered into on March 11, 1999, except that rights to indemnification and advancement of expenses thereunder cover losses, liabilities, claims, damages, judgments, penalties, fines, amounts paid in settlement and expenses incurred by reason of their status as a director of the Company and are not limited to those arising out of a business combination between Parent and the Company.

  Stock Options, Restricted Stock and Performance Shares

  Certain Executive Officers and Directors hold awards of Stock Options, Restricted Stock and Performance Shares. The treatment of those awards is described above under "The Merger Agreement--Stock Options", "--Restricted Shares" and "--Performance Shares", respectively.

  Consummation of Offer and Change of Control. The Company previously granted to its directors (including members of the Independent Committee) and executive officers (including Roger E. Tetrault, Daniel R. Gaubert and S. Wayne Murphy, who are also executive officers of Parent) Company Stock Options, Restricted Shares and Performance Shares under the 1994 Plan and Directors Plan. Under these plans, a "change in control" of the Company results in all Company Stock Options becoming fully exercisable, all transfer restrictions and forfeiture provisions on the Restricted Shares lapsing and the conversion of all Performance Shares into a pro-rata cash payout based upon the assumed achievement of performance objectives at target levels (if not otherwise exceeded) and the length of time elapsed during their two-year measurement period through the Effective Time. The consummation of the Offer and Merger will constitute an effective change in control of the Company. Under the Merger Agreement, each Company Stock Option outstanding as of the Effective Time will become an Adjusted Option, and each person who holds Restricted Shares or Performance Shares will be given the opportunity to receive replacement stock awards in Parent Stock, in lieu of the cash payment that such person would otherwise be entitled to receive at the Effective Time. See "The Merger Agreement--Stock Options", "--Restricted Shares" and "--Performance Shares," respectively.

  Beneficial Ownership of the Shares

  Schedules I and II of this Offer to Purchase set forth information concerning beneficial ownership of the Shares as of March 31, 1999 by each of the directors and executive officers of the Company and Parent and Purchaser, respectively.

  No director or executive officer of Parent (other than Messrs. Tetrault, Gaubert, Murphy, Rawle, Howard and Woolbert, who are also officers or directors of the Company) owns any Shares. The Company has been informed that all of its directors and executive officers intend to tender all Shares beneficially owned by each of them pursuant to the Offer, other than Shares that may be acquired upon the exercise of Company Stock Options, Restricted Shares and Performance Shares, which are subject to certain arrangements under the Merger Agreement. See "The Merger Agreement."

  Parent owns approximately 63% of the outstanding Shares and all of the Preferred Stock, which collectively represents approximately 66% of the voting stock of the Company.

  Related Party Transactions

  Parent, either directly or through its subsidiaries and affiliates (other than the Company and its subsidiaries), has provided and, subject to the continuing approval of the Independent Committee, will continue to provide various services to the Company and its subsidiaries in an effort to reduce duplicative costs, overhead and resources.

  Services Agreement and Other Administrative Charges. Under the terms of a services agreement between Parent and the Company, Parent provides certain services to the Company, based primarily upon a predetermined annual fee for each such service. Such services include accounting and financial reporting, treasury and financing, tax administration and research, human resources, risk management, public and investor relations, executive officer, legal and corporate secretary, business planning and analysis, purchasing and procurement, and project management services.

For fiscal years 1996, 1997 and 1998, the Company paid to Parent approximately $11.9 million, $11.9 million and $13.1 million, respectively, under the Services Agreement.

  For fiscal years 1996, 1997 and 1998, Parent and other affiliated entities also provided other administrative services, including investment portfolio management, data processing development, telecommunication and lobbying services, and shared office space to the Company for which the Company paid to Parent approximately $6.6 million, $6.6 million and $5.2 million, respectively.

  The Independent Committee reviews the services provided by Parent to the Company and its subsidiaries on an annual basis. After consultation with Parent and giving due consideration to the legal obligations of Parent, the Company may seek the provision of any of the above described services from third parties if the Company Board, after receiving the recommendation of the Independent Committee, determines that obtaining such services from third parties would be in the best interests of the Company.

  Other Arrangements and Transactions. For fiscal years 1996, 1997 and 1998, the Company and its subsidiaries purchased from Parent and other affiliated entities approximately $24.3 million, $16.2 million and $8.9 million of other services on an as requested basis, the costs of which were based on charges to unrelated parties for similar work. Such services relate primarily to technology development and research, and engineering, procurement and construction services on a power plant project. For fiscal years 1996, 1997 and 1998, the Company and its subsidiaries provided marine construction and engineering services to Parent and other affiliated entities, on the same basis, for which the Company recognized revenue in the amount of approximately $45.2 million, $32 million and $22 million, respectively.

  Parent, through wholly-owned insurance subsidiaries, reinsures substantially all of the Company's employee liability exposure and insures significant deductibles under the Company's other insurance programs. The insurance premiums charged by such insurance subsidiaries of Parent are primarily based on claims experience and forecasted future activities of the Company and its subsidiaries. Management believes that this approach is more cost-effective than other alternatives as there is generally no commercial market for insurance on the same economic terms for these types of exposures.

  The Company has acquired several businesses from Parent, including in fiscal year 1998, the Parent's 60% interest in Tallares Navales del Golfo S.A. de C.V., a shipbuilding and repair business in Vera Cruz, Mexico, for approximately $19.7 million.

  During fiscal year 1997, the Company paid a $231 million note payable to Parent.

  All of these transactions were negotiated at arm's-length by the parties and, to the extent required, approved by the Independent Committee.

  Series A Preferred Stock

  During each of fiscal years 1996, 1997 and 1998, Parent as the sole holder of all of the Preferred Stock received quarterly dividend payments totaling $7.2 million from the Company.

  Management of Company After the Merger

  See "Plans for the Company after the Offer and the Merger."

CONFIDENTIALITY AGREEMENT

  On February 17, 1999, Parent and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"), under which Parent agreed to provide to the Company certain confidential information. Pursuant to the Confidentiality Agreement, the Company agreed that it and its representatives would treat all nonpublic information received from Parent under the Confidentiality Agreement in confidence, except to the extent that disclosure would be required in connection with a transaction under applicable securities laws and as would be consistent with applicable fiduciary duties. A copy of the Confidentiality Agreement is filed as an exhibit to the Schedule 14D-1 and incorporated herein by reference, and the foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference thereto.

                                THE TENDER OFFER

TERMS OF THE OFFER

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn as permitted by "Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, June 10, 1999, unless Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

  Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "Certain Conditions of the Offer," by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. See "Withdrawal Rights."

  Subject to the applicable rules and regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "Certain Conditions of the Offer", (ii) to waive any condition, except as described in the following paragraph or (iii) amend the Offer in any respect, except as described in the following paragraph. Purchaser acknowledges that (i) Rule 14e-1(c) under the 1934 Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and
(ii) Purchaser may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any of the conditions specified in "Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

  In addition, Purchaser has agreed in the Merger Agreement that, without the prior written consent of the Company, Purchaser will not waive the Minimum Condition and will not make any change in the Offer which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those set forth in "Certain Conditions of the Offer."

  Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the 1934 Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the 1934 Act.

  Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

  Consummation of the Offer is conditioned upon satisfaction of the Minimum Condition and the other conditions specified in "Certain Conditions of the Offer."

  The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (A) the certificates evidencing such Shares (the "Share Certificates") or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "Procedures for Accepting the Offer and Tendering Shares," (B) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (C) any other documents required under the Letter of Transmittal.

  If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in "Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

  If, prior to the Expiration Date, Purchaser shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration shall be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

  Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transaction or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

  In order for a holder of Shares to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares, which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

  THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Book-Entry Transfer

  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Signature Guarantees

  Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of a recognized Medallion Program approved by The Securities Transfer Associations, Inc. (an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

  Guaranteed Delivery

  If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder's Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all the following conditions are satisfied:

  (i)  such tender is made by or through an Eligible Institution;

  (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

  (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NYSE is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal.

  Determination of Validity

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Other Requirements

  By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after May 7, 1999). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

  The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that (a) such shareholder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the 1934 Act, (b) the tender of such Shares complies with Rule 14e-4 and (c) such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

  TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO SHAREHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH UNITED STATES SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER OR SOCIAL SECURITY NUMBER OR CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES TO A SHARE HOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER. SEE INSTRUCTION 8 OF THE LETTER OF TRANSMITTAL. IF A SHAREHOLDER IS A NONRESIDENT ALIEN OR FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, THE SHARE HOLDER IS URGED TO GIVE THE DEPOSITARY A COMPLETED W-8BEN (CERTIFICATE OF FOREIGN STATUS) PRIOR TO RECEIPT OF PAYMENT.

WITHDRAWAL RIGHTS

  Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 11, 1999. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and tax identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "Procedures for Accepting the Offer and Tendering Shares."

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  This summary of the material United States federal income tax consequences of the Offer and the Merger is for general information only and is based on the law as currently in effect. This summary does not discuss all of the tax consequences that may be relevant to a shareholder in light of its particular circumstances or to shareholders subject to special rules, such as financial institutions, broker-dealers, tax-exempt organizations, shareholders that hold their Shares as part of a straddle or a hedging or conversion transaction and shareholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation.

  SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE EFFECT OF UNITED STATES STATE AND LOCAL TAX LAWS OR FOREIGN TAX LAWS.

  A United States holder refers to:

  . a citizen or resident of the United States,

  . a corporation or other entity created or organized in the United States or under the laws of the United States or of any political subdivision of the United States, or

  . an estate or trust, the income of which is includible in gross income for federal income tax purposes regardless of its source.

  A Non-United States holder refers to a shareholder that is not a United States holder.

  Tender Offer -- United States Holders

  The receipt by a United States holder of cash for Shares pursuant to the Offer will be a taxable transaction under the United States Internal Revenue Code of 1986, as amended (the "Code"). A tendering United States holder will generally recognize gain or loss in an amount equal to the difference between the cash received by the shareholder pursuant to the Offer and the shareholder's adjusted tax basis in the Shares tendered pursuant to the Offer. That gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the shareholder. Shareholders are urged to consult their own tax advisors as to the federal income tax treatment of a capital gain or loss (including limitations on the deductibility of a capital loss).

  A shareholder that tenders Shares may be subject to backup withholding at a rate of 31% unless it provides its taxpayer identification number and certifies that the number is correct or properly certifies that it is awaiting a taxpayer identification number, or unless an exemption is demonstrated to apply. See "Procedures for Accepting the Offer and Tendering Shares--Other Requirements." Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the federal income tax liability of the shareholder, provided appropriate information is forwarded to the IRS. A TENDERING UNITED STATES HOLDER SHOULD COMPLETE THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL.

  Tender Offer -- Non-United States Holders

  A tendering Non-United States holder will generally not be subject to United States federal income tax on a gain realized on a disposition of Shares unless:

  . the gain is effectively connected with a trade or business in the United
    States of that Non-United States holder,

  . that Non-United States holder is a non-resident alien individual who holds the Shares as a capital asset and who is present in the United States for 183 or more days in 1999, or

  . that Non-United States holder is subject to tax under the provisions of the Code on the taxation of United States expatriates.

  Non-United States holders are urged to consult their own tax advisors.

  Information reporting and backup withholding imposed at a rate of 31% will apply to cash payments received by a tendering Non-United States holder pursuant to the Offer if the disposition of Shares is effected by or through a United States office of a broker, unless the Non-United States holder certifies as to its foreign status or otherwise establishes an exemption. See "Procedures for Accepting the Offer and Tendering Shares--Other Requirements." Generally, information reporting and backup withholding would not apply to the payment received upon a disposition of Shares where that disposition is effected outside the United States through a non-United States office of a non-United States broker. However, information reporting requirements would apply to a payment where a disposition is effected outside the United States by or through an office outside the United States of a broker that is:

  . a United States person,

  . a non-United States person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or

  . a "controlled foreign corporation" for federal income tax purposes,

and, in each case, the broker fails to maintain documentary evidence that the shareholder is a Non-United States holder and that certain conditions are met, or that the shareholder otherwise is entitled to an exemption. Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the federal income tax liability of a Non-United States holder, provided appropriate information is forwarded to the IRS. TO AVOID BACKUP WITHHOLDING, A TENDERING NON-UNITED STATES HOLDER SHOULD COMPLETE A FORM W-8BEN, WHICH MAY BE OBTAINED FROM THE DEPOSITARY.

  Shareholders that Receive Cash in the Merger

  The receipt by a United States holder or Non-United States holder of cash pursuant to the Merger would generally result in federal income tax consequences similar to those described in the relevant portion of the above summary. Shareholders that receive cash pursuant to the Merger are urged to consult their own tax advisors.

PRICE RANGE OF SHARES; DIVIDENDS

  The Shares are traded on the NYSE under the symbol "JRM". The following table indicates the high and low sale prices for Shares as reported on the NYSE Composite Tape for the calendar periods indicated below. Since its organization in 1995, the Company has not declared or paid any dividends with respect to the Shares and does not anticipate doing so in the future.

                                                       MARKET PRICE
                                              ------------------------------
                                                   HIGH             LOW
                                              -------------    -------------
1997
  First Quarter..............................     $26 1/8          $21 3/4
  Second Quarter.............................      27 7/8           16 1/4
  Third Quarter..............................      49               27
  Fourth Quarter.............................      52 1/4           34 3/16
1998
  First Quarter..............................     $45 5/16         $31 7/8
  Second Quarter.............................      47 3/8           37 1/8
  Third Quarter..............................      43 7/8           25 1/2
  Fourth Quarter.............................      35 5/8           22 1/4
1999
  First Quarter..............................     $31 1/2          $20 3/16
  Second Quarter (through May 12, 1999)......      35 3/8           30 1/4

  On May 6, 1999 there were 539 holders of record of Shares and 39,077,385 outstanding Shares.

  On March 9, the last full day of trading before the Parent announced its proposal to acquire all of the publicly-held Shares, the closing price of the Shares on the NYSE Composite Tape was $24 3/8 per Share. On May 6, 1999, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the NYSE Composite Tape was $30 1/2 per Share. On May 12, 1999, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the NYSE Composite Tape was $35 5/16 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

CERTAIN INFORMATION CONCERNING THE COMPANY

  Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although neither Purchaser nor Parent has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser or Parent.

  General

  The Company is a corporation organized under the laws of the Republic of Panama with its principal offices located at 1450 Poydras Street, New Orleans, Louisiana 70112. The Company supplies worldwide services for the offshore oil and gas exploration and production and hydrocarbon processing industries, and to other marine construction companies. Principal activities include the design, engineering, fabrication and installation of offshore drilling and production platforms and other specialized structures, modular facilities, marine pipelines and subsea production systems.

  The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Company and certain other information are set forth in Schedule I hereto.

  The Company is subject to the informational filing requirements of the 1934 Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington,

D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the Commission's internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Selected Financial Information

  Selected Consolidated Financial Data. Set forth below is certain selected financial information relating to the Company which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998 (the "Company 10-K") and the unaudited financial statements contained in the Company's quarterly report on Form 10-Q for the quarter ended December 31, 1998. The financial information that follows is qualified in its entirety by reference to such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth above.

                                          NINE MONTHS ENDED DECEMBER
                                                 (UNAUDITED)                  YEAR ENDED MARCH 31,
                                        ----------------------------     -------------------------------
                                            1998             1997           1998                1997
                                        -----------       ----------     -----------         -----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues................................ $1,032,999       $1,442,363      $1,855,486         $1,408,469
Operating Income........................    150,808          109,372         124,175             15,397
Income before Income Taxes..............    175,688          109,497         123,811             (1,168)
Net Income..............................    163,323           78,118          88,960            (12,900)
Earnings per Share:
   Basic................................       3.97             1.78            2.00              (0.50)
   Diluted..............................       3.57             1.66            1.89              (0.50)
At end of period:
   Working capital......................    (23,580)         249,048           7,173            119,438
   Total assets.........................  1,515,589        1,624,294       1,548,720          1,506,792
   Long-term debt.......................    245,756          270,798         245,822            275,487
   Shareholders' equity.................    733,104          620,126         616,562            550,979
Additional data:
   Book value per Share.................      17.78            15.09           14.99              13.56
   Ratio of earnings to fixed charges...       5.84             3.45            2.94               1.02

  Certain Projections

  The Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Parent's review of the transactions contemplated by the Offer and the Merger, the Company has provided Parent with certain nonpublic information concerning the Company and its subsidiaries. Such information included, among other things, the Company's projections of consolidated net revenues, net earnings before interest and taxes ("EBIT") and net income for the Company for the fiscal years 1999 through 2002.

  The information provided to Parent by the Company (the "Projections") discloses, among other things, the following:

                                       FISCAL YEAR ENDED MARCH 31,
                             -----------------------------------------------
                                1999        2000        2001         2002
                             ----------   --------   ----------   ----------
                                         (AMOUNTS IN THOUSANDS)
Net Revenue...............   $1,279,750   $789,274   $1,094,787   $1,274,387
EBIT......................      168,765     37,062       68,900      102,526
Net Income................      136,028     50,422       78,553      103,840

  The Projections reflect the Company's forecast of its consolidated net revenue, EBIT and net income on a stand-alone basis and without reflecting any potential synergies from the consummation of the Offer and Merger.

  THE PROJECTIONS WERE PREPARED SOLELY FOR INTERNAL USE AND NOT WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND WERE NOT PREPARED WITH THE ASSISTANCE OF, OR REVIEWED BY, INDEPENDENT ACCOUNTANTS.

SUCH PROJECTIONS ARE INCLUDED BY PURCHASER IN THIS OFFER TO PURCHASE SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO PARENT AND PURCHASER BY THE COMPANY. NONE OF PARENT, PURCHASER, THE COMPANY, SIMMONS, MERRILL LYNCH OR ANY OTHER PERSON PROVIDES ANY ASSURANCE AS TO THE VALIDITY OR ACCURACY OF THE PROJECTED OUTCOMES OR COMPLETENESS OF THE PROJECTIONS AND THE INCLUSION OF SUCH PROJECTED INFORMATION IN THIS OFFER TO PURCHASE SHOULD NOT BE REGARDED AS AN INDICATION THAT ANY SUCH PERSONS CONSIDER SUCH PROJECTED OUTCOMES TO BE ACCURATE OR RELIABLE. THE PROJECTIONS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND WERE NOT AUDITED OR REVIEWED BY ANY INDEPENDENT ACCOUNTING FIRM, NOR DID ANY SUCH FIRM PERFORM ANY OTHER SERVICES WITH RESPECT THERETO. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED ON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY, INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, WHICH ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. THESE ASSUMPTIONS INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE ECONOMIC AND COMPETITIVE CONDITIONS, INFLATION RATES AND FUTURE BUSINESS CONDITIONS. THEREFORE, SUCH PROJECTIONS ARE INHERENTLY IMPRECISE AND THERE CAN BE NO ASSURANCE THAT THEY WILL PROVE TO BE RELIABLE. ALSO, ACTUAL FUTURE RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN IN THE PROJECTIONS. NONE OF PARENT, PURCHASER, THE COMPANY, SIMMONS OR MERRILL LYNCH IS UNDER ANY OBLIGATION TO OR HAS ANY INTENTION TO UPDATE THE PROJECTIONS AT ANY FUTURE TIME.

  Repurchases of Shares by the Company

  The Company has made the following repurchases of Shares since April 1, 1997:

                                            AMOUNT OF         RANGE OF         AVERAGE
FISCAL YEAR ENDED MARCH 31,              SHARES PURCHASED    PRICES PAID    PURCHASE PRICE
                                         ----------------   -------------  ----------------
1998
  First Quarter..........................               0              --               --
  Second Quarter.........................               0              --               --
  Third Quarter..........................               0              --               --
  Fourth Quarter.........................         362,500   $37.12-$38.00           $37.31
1999
  First Quarter..........................         275,200   $38.00-$38.75           $38.38
  Second Quarter.........................       1,462,500   $26.10-$37.00           $30.73
  Third Quarter..........................         100,000               *           $27.08
  Fourth Quarter.........................               0              --               --
2000
  First Quarter (through May 6, 1999)....               0              --               --

-------------
* All Shares purchased at same price.

CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER

  Parent is a Panama corporation with its principal offices located at 1450 Poydras Street, New Orleans, Louisiana 70112. Parent is a leading worldwide energy services company. Parent and its subsidiaries manufacture steam-generating equipment, environmental equipment, and products for the U.S. government. They also provide engineering and construction services for industrial, utility, and hydrocarbon processing facilities and to the offshore oil and natural gas industry.

  Purchaser is a Panama corporation with its principal offices located at 1450 Poydras Street, New Orleans, Louisiana 70112. Purchaser is a wholly-owned subsidiary of Parent. Purchaser was organized on May 10, 1999 and has not carried on any activities other than in connection with the Merger Agreement.

  The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Purchaser and certain other information are set forth in
Schedule II hereto.

  As of May 6, 1999, Parent beneficially owned 24,668,297 Shares or approximately 63% of the outstanding Shares.

  Except as described in this Offer to Purchase, (i) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in
Schedule II to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

  Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule II to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of loans, guaranties against loss, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

  Except as set forth in this Offer to Purchase, since April 1, 1996, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule II hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since April 1, 1996, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule II to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

  Parent is subject to the informational filing requirements of the 1934 Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Parent's filings are also available to the public on the Commission's internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning Parent may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

FINANCING OF THE OFFER AND THE MERGER

  The total amount of funds required by Parent and Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $560 million. The Offer and the Merger are not conditioned on obtaining financing. Parent expects that it will obtain such funds from cash on hand and from financing arrangements which Parent expects to enter into prior to the consummation of the Offer, which may include a new senior secured term loan facility in the amount of $525 million (the "Facility"). Parent has received a letter (together with the related term sheet, the "Commitment Letter"), dated May 7, 1999, from Citibank, N.A. ("Citibank") pursuant to which Citibank has committed to provide Parent with the Facility. A copy of the Commitment Letter is filed as an exhibit to the Schedule 14D-1 and incorporated herein by reference, and the following summary of the Commitment Letter (including the related term sheet) is qualified in its entirety by reference thereto.

  The proceeds of the Facility will be used to finance the Offer and the Merger. All borrowings under the Facility will mature no later than September 30, 1999. Upon consummation of the Merger, the commitments will terminate and Parent will cause the Company to declare and distribute a dividend and/or provide a loan to Parent in an aggregate amount that, together with available cash of Parent, is sufficient to repay all outstanding loans under the Facility, and

Parent will apply all such proceeds to such repayment. Under the Facility, Citibank may act either as sole lender or syndicate all or a portion of the Facility to a group of financial institutions. If the Facility is syndicated, Citibank will serve as administrative agent for a syndicate of lenders (the "Lenders") to be arranged by Salomon Smith Barney, Inc., who will serve as the sole syndication agent.

  The Facility will permit Parent to borrow, at Parent's option, at the London interbank offered rate for deposits in U.S. dollars adjusted for statutory reserves ("Adjusted LIBOR") or the higher of (x) Citibank's prime rate and (y) the federal funds rate plus 1/2 of 1% (the "Alternate Base Rate"), plus a margin, if any, applicable to such rate. The applicable margin will vary depending on Parent's senior unsecured long-term debt ratings as determined by Standard & Poor's, in the case of Adjusted LIBOR, between 1% and 3%, and in the case of the Alternate Base Rate, between 0% and 2%. In addition, Parent will pay a commitment fee on the unused portion of the Facility that will vary between 0.25% and 0.75% depending on Parent's senior unsecured long-term debt ratings as determined by Standard & Poor's. The credit agreement relating to the Facility will contain customary representations, warranties, covenants and events of default. In addition, the Facility will include financial covenants requiring Parent to maintain a minimum consolidated tangible net worth of not less than $250 million, limiting the ability of Parent to pay dividends and requiring that cash, cash equivalents and investments in debt securities in an amount equal to at least $525 million be held by the Company at all times.

  The commitment is contingent upon certain conditions, including, without limitation, (a) the preparation, execution and delivery of mutually acceptable documentation, including a credit agreement and other loan documents that incorporate substantially the terms and conditions of the Commitment Letter, (b) the absence of a material adverse change in the business, condition (financial or otherwise), operations, properties or prospects of the Parent, as reflected in the Parent's audited consolidated financial statements for the fiscal year ended March 31, 1999 and (c) the closing of and initial funding under the Facility occurring on or prior to July 31, 1999. Borrowings under the Facility to finance the Offer and Merger are contingent on satisfaction or waiver of certain additional conditions, including, without limitation, the following: (a) the amendment or repayment of the Company's existing $200 million revolving credit facility with Citibank and certain other lenders, (b) the absence of any legal or contractual or other impediment that could reasonably be expected to prevent the completion of the Merger promptly following the purchase of the Shares pursuant to the Offer, (c) satisfaction that the Company holds cash, cash equivalents and investments in debt securities in an amount equal to at least $525 million and the absence of any legal, contractual or other impediment that could reasonably be expected to prevent the Company from distributing a dividend or providing a loan to Parent in an amount at least equal to $525 million, promptly following the Merger, (d) satisfaction of the conditions to the purchase of the Shares pursuant to the Offer and the purchase pursuant to the Offer of at least a majority of the outstanding Shares (other than shares beneficially owned by Parent), (e) the absence of any defaults, prepayment events or creation of liens under debt instruments or other agreements as a result of the transactions contemplated hereby (subject to certain de minimus exceptions) and (f) the absence of material litigation.

  The Facility and any related hedging facilities will be secured by a first priority pledge of all capital stock of the Company and securities convertible into capital stock of the Company held or acquired by Parent or any of its subsidiaries.

DIVIDENDS AND DISTRIBUTIONS

  Since its organization in 1995, the Company has not declared or paid any dividends with respect to the Shares. Under various bank credit agreements, the Company is limited in the amount of dividends and distributions that it can pay. Under the most restrictive agreement, the Company currently has the capacity to make dividends and distributions in an aggregate amount not exceeding approximately $147 million.

  If, subsequent to the date of the Merger Agreement but prior to the Effective Time, the Company changes the number of Shares outstanding as a result of any stock split, stock dividend, recapitalization or similar transaction, then appropriate adjustments shall be made in all amounts payable pursuant to the Merger Agreement, including, without limitation, the price to be paid in the Offer and/or the Merger.

CERTAIN EFFECTS OF THE OFFER

  Market for the Shares

  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

  Stock Quotation

  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. According to the NYSE's published guidelines, the Shares would not be eligible for continued listing if, among other things, the number of Shares publicly held falls below 600,000, the number of beneficial holders of Shares falls below 1,200 (holding at least 100 Shares) or the aggregate market value of such publicly-held Shares does not exceed $5 million. If, as a result of the purchase of Shares pursuant to the Offer, the Merger or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing, the listing of the Shares might be discontinued and, in such event, the market for the Shares could be adversely affected. In the event the Shares were no longer eligible for listing on the NYSE, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the 1934 Act as described below and other factors.

  Exchange Act Registration

  The Shares are currently registered under Section 12(b) of the 1934 Act. Registration of the Shares under the 1934 Act may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange and not held by 300 or more holders of record. Termination of registration of the Shares under the 1934 Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the 1934 Act no longer applicable to the Company, such as the short-swing profit recovery provisions of
Section 16(b) of the 1934 Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the 1934 Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the 1934 Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, may be impaired or eliminated. If registration of the Shares under the 1934 Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing on the NYSE. Parent and Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the 1934 Act as soon after consummation of the Offer as the requirements for termination of registration are met.

  Margin Regulations

  The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the 1934 Act is terminated.

  Increased Interest in Net Book Value and Net Earnings of the Company

  If the Offer is consummated, the direct and indirect interest of Parent in the Company's net book value and net earnings will increase in proportion to the number of Shares acquired in the Offer. Following consummation of the Merger, Parent's direct and indirect interest in such items will increase to 100%, and the Company will be a wholly-owned subsidiary of Parent. Accordingly, Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations, any future increase in the Company's value and the right to elect all members of the Company Board. Similarly, Parent will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Furthermore, after the Merger, pre-Merger shareholders (other than Parent) will not have the opportunity to participate directly in the earnings and growth of the Company and will not face the risk of losses generated by the Company's operations or decline in the value of the Company.

  If all of the outstanding Shares are purchased pursuant to the Offer, Parent's beneficial interest in the net book value (shareholders' equity) at December 31, 1998 and net income of the Company for the nine months ended December 31, 1998, as reflected in the Company's December 31, 1998 Form 10-Q, would increase to 100% or $733,104, and $163,323, respectively.

CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the 1934 Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), pay for any Shares, and may, subject to the terms of the Merger Agreement, terminate the Offer, if (i) at the Expiration Date, the Minimum Condition has not been satisfied or (ii) at any time on or after May 7, 1999 and prior to the Expiration Date, any of the following conditions exist:

  (a) any injunction, judgment, order or decree of a court of competent jurisdiction shall have been entered and not withdrawn or any law or regulation shall exist that prohibits the consummation of the Offer or the Merger; or

  (b) the Company shall have breached its representations and warranties set forth in the Merger Agreement or failed to perform any of its obligations, covenants or agreements under the Merger Agreement (other than any breaches or failures to perform that, in the aggregate, do not have a material adverse effect on the Company); or

  (c) the Merger Agreement shall have been terminated in accordance with its terms.

  Except for the Minimum Condition (which may be waived only with the consent of the Company, Parent and Purchaser), the foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion.

CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

  General

  Except as described in this Section, based on its review of publicly available filings of the Company with the Commission and other publicly available information regarding the Company, neither Parent nor Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisitions of Shares (and/or the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by or with any domestic, or foreign, government authority or administrative or regulatory agency that would be required for the acquisition of ownership of the Shares (and/or the indirect acquisition of the stock of the Company's subsidiaries) by Purchaser. Should any such approval or other action be required, Parent and Purchaser currently contemplate that such approval or other action will be sought. While, except as otherwise expressly described in this Section, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be divested if such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to decline to accept for payment or pay for any Shares tendered. Purchaser's obligations to accept for payment or pay for the Shares tendered pursuant to the Offer is subject to the conditions set forth in this Offer to Purchase, including the conditions referred to above. See "Certain Conditions of the Offer."

  Antitrust

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), certain acquisitions may not be consummated unless certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and certain waiting period requirements have been satisfied. Because Parent already owns more than 50% of the equity of the Company, Parent believes that the HSR Act is not applicable to the purchase of Shares pursuant to the Offer.

  Based upon Purchaser's and Parent's examination of publicly available information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Purchaser will seek further information regarding the applicability of any such laws and currently intends to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken prior to completion of the Offer by any such government or governmental authority, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See "Certain Conditions of the Offer".

CERTAIN LITIGATION

  Shareholders Litigation. Two purported class actions have been filed in the Civil District Court for the Parish of Orleans, State of Louisiana, by alleged public shareholders of the Company, which challenge negotiations between the Company and Parent concerning a potential transaction.

  On or around March 17, 1999, an action styled Pasternac, et al. v. William J. Johnson, Robert H. Rawle, Roger E. Tetrault, Rick L. Burdick, Richard E. Woolbert, Robert L. Howard, Sean C. O'Keefe, Cedric Ritchie, McDermott International, Inc. and J. Ray McDermott, S.A., No. 99-4195, was filed in the Parish of Orleans Civil District Court by certain alleged shareholders of the Company. The complaint in the Pasternac action challenges Parent's Initial Proposal in which each share of the Company not already owned by Parent would have been exchanged for 1.15 shares of common stock of Parent. The Pasternac complaint alleges that, as an approximately 63% shareholder of the Company, Parent owed fiduciary duties to the public shareholders of the Company and that the proposal breached those duties, allegedly because the proposal placed undue pressure on the Company board of directors, Parent used confidential information of the Company in formulating the proposal and the consideration offered by Parent in the proposal was unfair and inadequate. The complaint also alleges that the members of the Company board of directors are not independent of Parent and are therefore incapable of representing the Company's public shareholders in any negotiations with Parent. The complaint seeks to proceed as a class action, seeks preliminary and permanent injunctive relief against the transaction proposed by Parent, seeks compensatory and rescissory damages in an unspecified amount and seeks plaintiffs' costs in bringing the action. By agreement with plaintiffs' counsel, the time for a response to the complaint in the Pasternac action has been adjourned, subject to reinstatement by plaintiffs on twenty-days' notice.

  On or around April 7, 1999, a second action styled Hill v. J. Ray McDermott, S.A., McDermott International, Inc., Roger E. Tetrault, Rick L. Burdick, Robert
L. Howard, William J. Johnson, Sean Charles O'Keefe, Robert H. Rawle, Cedric E. Ritchie, Richard E. Woolbert and John Doe, No. 99-5595, was filed in the Parish of Orleans Civil District Court. The complaint in the Hill action makes allegations similar to those of the Pasternac complaint, and also alleges that certain members of the Company board of directors have conflicts of interest in considering any transaction with Parent because of their alleged shareholdings in Parent. As in the Pasternac action, the Hill complaint seeks to proceed as a class action, seeks preliminary and permanent injunctive relief against the transaction proposed by Parent, seeks compensatory and rescissory damages in an unspecified amount and seeks plaintiffs' costs in bringing the action. By agreement with plaintiffs' counsel, the time for a response to the complaint in the Hill action has been adjourned, subject to reinstatement by plaintiffs on twenty-one days' notice.

  On or around May 5, 1999, plaintiffs' counsel in the Hill action served a request for production of documents on JRM and McDermott.

  On May 7, 1999, the Court entered an order consolidating the two actions under the caption In re J. Ray McDermott Shareholder Litigation. There have been no further proceedings in either of the actions to date. Parent and the Company believe that the actions are without merit and intend to contest these suits vigorously.

FEES AND EXPENSES

  Except as set forth below, Parent and Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

  Pursuant to the terms of Merrill Lynch's engagement, Parent has agreed to pay Merrill Lynch for its services as financial advisor and Dealer Manager in connection with the Offer and the Merger an aggregate fee of $2,500,000. Parent has also agreed to reimburse Merrill Lynch for its reasonable travel and other out-of-pocket expenses, including those incurred in connection with Merrill Lynch's activities as Dealer Manager and the fees and expenses of its legal counsel, and to indemnify Merrill Lynch and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Merrill Lynch's engagement.

  Parent and Purchaser have retained Morrow & Co., Inc. to be the Information Agent and First Chicago Trust Company of New York to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

  As compensation for acting as Information Agent in connection with the Offer, Morrow & Co., Inc. will be paid a fee of $7,500 and will also be reimbursed for certain reasonable out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

  The following is an estimate of fees and expenses to be incurred in connection with the Offer:

Fees and Expenses to Be Paid by Parent:
   Financial Advisor/Dealer Manager                          $2,500,000
   Legal                                                        850,000
   Printing                                                     150,000
   Advertising                                                   77,000
   Filing                                                       105,084
   Depositary                                                    10,000
   Information Agent (including mailing)                         17,500
   Financing                                                  3,481,250
   Miscellaneous                                                 25,000
                                                             ----------
      Total                                                  $7,215,834
                                                             ==========

Fees and Expenses to Be Paid by the Company:
   Financial Advisor                                         $4,250,000
   Legal                                                        300,000
   Miscellaneous                                                 25,000
                                                             ----------
      Total                                                  $4,575,000
                                                             ==========

MISCELLANEOUS

  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1 and a Transaction Statement on Schedule 13E-3 pursuant to Rules 14d-1 and 13e-3, respectively, under the 1934 Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the Commission a
Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the 1934 Act, setting forth the recommendations of the Company Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from the Commission (but not the regional offices of the Commission) in the manner set forth under "--Certain Information Concerning Parent and Purchaser" above.

                                             MCDERMOTT ACQUISITION COMPANY, INC.

May 13, 1999

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                  THE COMPANY


  The following table sets forth (i) the name, current business or residence address and present principal occupation or employment, (ii) material occupations, positions, offices or employments and business addresses thereof for the past five years and (iii) information as to beneficial ownership of Shares of each director and executive officer of the Company as of March 31, 1999. Each of the Company's directors and officers is a citizen of the United States. Except as otherwise indicated, the business address of each director and executive officer of the Company is 1450 Poydras Street, New Orleans, Louisiana 70112. Except as otherwise indicated, each occupation set forth opposite a person's name refers to employment with the Company. No director or executive officer of the Company beneficially owns more than 1% of the outstanding Shares. Directors of the Company are indicated with an asterisk.

                                                                                                         BENEFICIAL
     NAME, CITIZENSHIP              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS      OWNERSHIP OF
AND CURRENT BUSINESS ADDRESS        HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF        SHARES(1)
----------------------------       ---------------------------------------------------------------      -------------
*Rick L. Burdick...............   A partner in the law firm of Akin, Gump, Hauer & Feld,                 4,545(2)
                                  L.L.P., since 1988.  He is also a director of AutoNation, Inc.
                                  and Century Business Services, Inc.

Gary W. Drinkwater.............   Senior Vice President and Group Executive, Western                    10,440(3)
                                  Hemisphere, since February 1999, and Compliance Director
                                  since April 1997.  Before assuming his present positions, he was Senior Vice President and Group Executive, Eastern
                                  Hemisphere, from March 1998; Senior Vice President and
                                  General Manager, Project Services, from January 1997; and
                                  Vice President and General Manager, Project Services, from
                                  September 1996.  Previously, Mr. Drinkwater was Vice
                                  President and General Manager, Project Management, of
                                  Parent, from April 1995 and Vice President and General
                                  Manager, Washington Operations, of Parent from March
                                  1993.

Daniel R. Gaubert..............   Senior Vice President and Chief Financial Officer since                8,731(4)
                                  August 1997, prior to which, he was Vice President, Finance from August 1995 and Acting Controller from February 1995
                                  to August 1995.  Mr. Gaubert has also been Senior Vice
                                  President and Chief Financial Officer of Parent since
                                  February 1997, prior to which, he was Vice President and
                                  Chief Financial Officer of Parent from September 1996; Vice
                                  President, Finance and Controller of Parent from February
                                  1995; and Vice President and Controller of Parent from
                                  February 1992.

*Robert L. Howard..............   Until his retirement in March 1995, he was Vice President,             2,445(5)
                                  Domestic Operations, Exploration and Production, of Shell
                                  Oil Company and President of Shell Western Exploration and
                                  Production Inc. from 1992, and President of Shell Offshore,
                                  Inc. from 1985.  He is also a director of Parent, Southwestern
                                  Energy Company and Ocean Energy, Inc.

                                                                                                         BENEFICIAL
     NAME, CITIZENSHIP              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS      OWNERSHIP OF
AND CURRENT BUSINESS ADDRESS        HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF        SHARES(1)
----------------------------       ---------------------------------------------------------------      -------------
*William J. Johnson.............  President and a director of JonLoc Inc., an oil and gas                2,475(6)
                                  company of which he and his family are the sole
                                  shareholders, and an independent consultant to the oil and gas industry.  From 1991 to 1994, Mr. Johnson was President and
                                  Chief Operating Officer of Apache Corporation.  Previously,
                                  Mr. Johnson held various positions in the oil and gas
                                  industry, including President and Chief Executive Officer of
                                  Tex/Con Oil and Gas Company, President USA of BP
                                  Exploration Company and President of Standard Oil
                                  Production Company.  Mr. Johnson is also a director of
                                  Snyder Oil Corporation and Tesoro Petroleum Corporation.

S. Wayne Murphy.................  Senior Vice President, General Counsel and Corporate                   4,177(7)
                                  Secretary since August 1997, prior to which, he was Acting
                                  General Counsel and Acting Corporate Secretary from
                                  February 1996.  He also has been Senior Vice President,
                                  General Counsel and Corporate Secretary of Parent since
                                  February 1997, prior to which, he was Vice President,
                                  General Counsel and Corporate Secretary of Parent from June
                                  1996; Acting General Counsel and Acting Corporate
                                  Secretary of Parent from February 1996; and Associate
                                  General Counsel of Parent from August 1993.

Kurt S. Nelson..................  Vice President and Group Executive, Eastern Hemisphere,               21,553(8)
                                  since February 1999. Previously, he was Vice President and
                                  Area Executive, Middle East Operations, from March 1998;
                                  Vice President and Group Executive, Middle East Operations,
                                  from February 1997; Vice President and Group Executive,
                                  Subsea Development, from September 1996; and Vice
                                  President and General Manager, Sub-Ocean, from February
                                  1995.  From March 1993 until February 1995, he was Vice
                                  President, Marine Operations, of Parent's Marine
                                  Construction Services Division.

Fred R. Oehrlein................  Vice President and Group Executive, Project Services, since           32,509(9)
                                  February 1999.  Before assuming his present position, Mr.
                                  Oehrlein was Vice President and Group Executive, Western
                                  Hemisphere, from March 1998; Vice President and Group
                                  Executive, European Operations, from September 1996; Vice
                                  President and Group Executive, Project Services, from July
                                  1996; Vice President and Group Executive of Southeast Asia
                                  Operations from February 1995; and Vice President and
                                  General Manager, Southeast Asia Operations, of Parent's
                                  Marine Construction Services Division from 1991.

                                                                                                         BENEFICIAL
     NAME, CITIZENSHIP              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS      OWNERSHIP OF
AND CURRENT BUSINESS ADDRESS        HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF        SHARES(1)
----------------------------       ---------------------------------------------------------------      -------------
*Sean C. O'Keefe................  Formerly Secretary of the Navy, Mr. O'Keefe currently holds            1,235(10)
                                  the Louis A. Bantle Chair in Business and Government Policy
                                  in the Maxwell School of Citizenship and Public Affairs at
                                  Syracuse University.  He is also Director of National
                                  Securities Study at Syracuse University and has been on the faculty of the Maxwell School since 1996.  Previously, Mr.
                                  O'Keefe was a professor of business administration and
                                  assistant to the senior vice president for research and graduate education at Pennsylvania State University from 1993.

*Robert H. Rawle................  President and Chief Operating Officer since January 1997.             33,234(11)
                                  Previously, Mr. Rawle was Vice President and Group
                                  Executive of the North, Central and South America
                                  Operations from January 1996, prior to which, he was Vice
                                  President, Domestic Operations from January 1995.  From
                                  March 1993 to January 1995, he was Vice President of the
                                  Domestic Operations of Parent's Marine Construction
                                  Services Division.

*Cedric E. Ritchie..............  Chairman of the Board and Chairman of the Executive                    5,240(12)
                                  Committee of the Board of The Bank of Nova Scotia from
                                  January 1993 until January 1995, prior to which, he served in various executive and managerial capacities with the bank for over 40 years, including President and Chief Executive
                                  Officer.  He is also a director of MacMillan Bloedel Limited,
                                  Minorco, Canadian National Railways, Concord Pacific
                                  Group Inc. and TransCanada Pipelines Limited.

*Roger E. Tetrault..............  Chairman of the Board since June 1997 and Chief Executive             77,317(13)
                                  Officer since March 1997 of the Company and Parent.
                                  Before assuming his present positions, Mr. Tetrault was a
                                  Senior Vice President of General Dynamics Corporation (a
                                  supplier of weapons systems and services to the U.S.
                                  government and its allies) and President of its Land Systems
                                  Division from April 1993; Vice President of General
                                  Dynamics Corporation and President of its Electric Boat
                                  Division from August 1992 until April 1993; Vice President and General Manager of General Dynamics Corporation's
                                  Electric Boat Division from August 1991 until August 1992;
                                  and prior to that, he served as a Vice President and Group
                                  Executive of Parent's Babcock & Wilcox subsidiary from
                                  1990.  He is also a director of Parent.

*Richard E. Woolbert............  Until his retirement in January 1999, he was Executive Vice           35,000(14)
                                  President and Chief Administrative Officer of the Company
                                  and Parent from February 1995.  Previously, Mr. Woolbert
                                  was Senior Vice President and Chief Administrative Officer
                                  of Parent from August 1991.  He is also a director of Parent.

                                                                                                         BENEFICIAL
     NAME, CITIZENSHIP              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS      OWNERSHIP OF
AND CURRENT BUSINESS ADDRESS        HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF        SHARES(1)
----------------------------       ---------------------------------------------------------------      -------------
J. R. Woolsey...................  Senior Vice President and Chief Administrative Officer of the             --
                                  Company and Parent since January 1999 and Parent's
                                  Compliance Director since November 1997.  Previously, he
                                  was Vice President, Business Venture Relations, of Parent
                                  from October 1997; and Vice President and General Manager
                                  of the Nuclear Equipment Division of Parent's Government
                                  Group from 1990.

------------------
(1) Shares beneficially owned as a result of stock options refer to options exercisable within 60 days of March 31, 1999.

(2) Shares owned by Mr. Burdick include 1,200 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 500 restricted Shares as to which he has sole voting power but no dispositive power.

(3) Shares owned by Mr. Drinkwater include 10,065 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 375 Shares held in The Thrift Plan for Employees of McDermott Incorporated and Participating Subsidiary and Affiliated Companies (the "McDermott Thrift Plan") as of March 31, 1999.

(4) Shares owned by Mr. Gaubert include 6,691 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 2,040 restricted shares of Common Stock as to which he has sole voting power but no dispositive power.

(5) Shares owned by Mr. Howard include 800 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 400 restricted Shares as to which he has sole voting power but no dispositive power.

(6) Shares owned by Mr. Johnson include 800 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 300 restricted Shares as to which he has sole voting power but no dispositive power.

(7) Shares owned by Mr. Murphy include 3,427 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 750 restricted shares of Common Stock as to which he has sole voting power but no dispositive power.

(8) Shares owned by Mr. Nelson include 16,652 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 4,200 restricted Shares as to which he has sole voting power but no dispositive power. Also includes 701 Shares held in the McDermott Thrift Plan as of March 31, 1999.

(9) Shares owned by Mr. Oehrlein include 25,308 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 6,510 restricted Shares as to which he has sole voting power but no dispositive power. Also includes 691 Shares held in the McDermott Thrift Plan as of March 31, 1999.

(10) Shares owned by Mr. O'Keefe include 200 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 100 restricted Shares as to which he has sole voting power but no dispositive power.

(11) Shares owned by Mr. Rawle include 25,437 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 5,300 restricted Shares as to which he has sole voting power but no dispositive power. Also includes 697 Shares in the McDermott Thrift Plan as of March 31, 1999.

(12) Shares owned by Mr. Ritchie include 1,200 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 400 restricted Shares as to which he has sole voting power but no dispositive power.

(13) Shares owned by Mr. Tetrault include 40,783 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 8,100 Restricted Shares as to which he has sole voting power but no dispositive power. Also includes 701 Shares held in the McDermott Thrift Plan as of March 31, 1999.

(14) Shares owned by Mr. Woolbert include 30,550 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above.

                                                                     SCHEDULE II

                      DIRECTORS AND EXECUTIVE OFFICERS OF

                              PARENT AND PURCHASER


  The following table sets forth (i) the name, current business or residence address and present principal occupation or employment and (ii) material occupations, positions, offices or employments and business addresses thereof for the past five years, in each case of each director and executive officer of Parent and Purchaser, and persons who may be designated by Parent to serve as directors on the Company's Board following the Offer and Merger. Each of Parent's and Purchaser's directors and officers, and each of the proposed directors and officers of the Company after consummation of the Offer and the Merger, is a citizen of the United States.

  Except as otherwise indicated, the business address of each director and executive officer of Parent and Purchaser is 1450 Poydras Street, New Orleans, Louisiana 70112. Except as otherwise indicated, each occupation set forth opposite a person's name refers to employment with Parent or Purchaser, respectively. No director or executive officer of Parent or Purchaser beneficially owns more than 1% of the outstanding Shares. Directors of each of Parent and Purchaser are indicated with an asterisk.

A.  DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

                                                                                                         BENEFICIAL
     NAME, CITIZENSHIP              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS      OWNERSHIP OF
AND CURRENT BUSINESS ADDRESS        HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF        SHARES(1)
----------------------------       ---------------------------------------------------------------      -------------
*Theodore H. Black............    Chairman of the Board and Chief Executive Officer of Ingersoll-                   --
                                  Rand Company (a manufacturer of heavy equipment) from 1988 until his retirement in October 1993.  He is also a director of
                                  Bestfoods and General Public Utilities Corporation.

*Philip J. Burguieres.........    Chief Executive Officer of EMC Holdings, LLC, and Vice                            --
                                  Chairman, The McNair Group. Formerly, he served as Chairman of the Board of Weatherford International, Inc. (a diversified international energy services and manufacturing company) from
                                  December 1992 to May 1998 and as its President and Chief
                                  Executive Officer from April 1991 to October 1996.  He is also a director of Weatherford International, Inc., Chase Bank of Texas,
                                  N.A., Denali Incorporated and Newfield Exploration Company.

*Bruce DeMars.................    Partner in the Trident Merchant Group.  Admiral, United States Navy               --
                                  (retired).  From 1988 until his retirement in October 1996, he was
                                  Director, Naval Nuclear Propulsion, a joint Department of the
                                  Navy/Department of Energy program responsible for the design, construction, maintenance, operation and final disposal of reactor plants for the United States Navy.  He is also a director of Unicom
                                  Corporation, Commonwealth Edison Corporation and Draper
                                  Laboratories.


                                                                                                         BENEFICIAL
     NAME, CITIZENSHIP              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS      OWNERSHIP OF
AND CURRENT BUSINESS ADDRESS        HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF        SHARES(1)
----------------------------       ---------------------------------------------------------------      -------------
Daniel R. Gaubert.............    Senior Vice President and Chief Financial Officer since February               8,731(2)
                                  1997.  Prior thereto, he was Vice President and Chief Financial
                                  Officer from September 1996; Vice President, Finance and
                                  Controller from February 1995; and Vice President and Controller from February 1992.  Mr. Gaubert has also been Senior Vice
                                  President and Chief Financial Officer of the Company since August
                                  1997, prior to which he was Vice President, Finance of the Company from August 1995 and Acting Controller of the Company from
                                  February 1995.

*Robert L. Howard.............    Until his retirement in March 1995, he was Vice President Domestic             2,445(3)
                                  Operations, Exploration and Production, of Shell Oil Company and
                                  President of Shell Western Exploration and Production Inc. from
                                  1992, and President of Shell Offshore, Inc. from 1985.  He is also a director of J. Ray McDermott, Southwestern Energy Company and
                                  Ocean Energy, Inc.

*John W. Johnstone, Jr. ......    Until his retirement in May 1996, he was Chairman of the Board                    --
                                  from 1988 and Chief Executive Officer from 1987 of Olin
                                  Corporation (a manufacturer and supplier of chemicals, metals, defense related products and services, and ammunition). He is also a director of Fortune Brands, Inc., Phoenix Home Mutual Life
                                  Insurance Company and Arch Chemicals, Inc.

William McCollam, Jr. ........    Energy management consultant, and President Emeritus of Edison                    --
                                  Electric Institute (an electric utility company association) since May
                                  1990.  From April 1978 to 1990, he was President of Edison Electric
                                  Institute.

S. Wayne Murphy...............    Senior Vice President, General Counsel and Corporate Secretary                 4,177(4)
                                  since February 1997.  Prior thereto, he was Vice President, General
                                  Counsel and Corporate Secretary from June 1996; Acting General
                                  Counsel and Acting Corporate Secretary from February 1996; and
                                  Associate General Counsel from August 1993.  Mr. Murphy has also been Senior Vice President, General Counsel and Corporate
                                  Secretary of the Company since August 1997, prior to which he was
                                  Acting General Counsel and Acting Corporate Secretary of the
                                  Company from February 1996.

Robert H. Rawle...............    President and Chief Operating Officer of the Company since January             2,445(5)
                                  1997.  Previously, Mr. Rawle was Vice President and Group
                                  Executive of the Company's North, Central and South America
                                  Operations from January 1996, prior to which, he was Vice
                                  President, Domestic Operations, of the Company from January 1995.
                                  From March 1993 to January 1995, he was Vice President of the
                                  Domestic Operations of Parent's Marine Construction Services
                                  Division from 1993.  Mr. Rawle is also a director of the Company.

*Kathryn D. Sullivan..........    President and Chief Executive Officer of the Ohio Center for Science              --
                                  and Industry since 1996.  Prior thereto, she was Chief Scientist for the National Oceanic & Atmospheric Administration from 1992 to
                                  1996 and a NASA space shuttle astronaut from 1978 to 1992.  Ms.
                                  Sullivan is also a director of American Electric Power Company, Inc.

                                                                                                         BENEFICIAL
     NAME, CITIZENSHIP              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS      OWNERSHIP OF
AND CURRENT BUSINESS ADDRESS        HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF        SHARES(1)
----------------------------       ---------------------------------------------------------------      -------------
*Roger E. Tetrault............    Chairman of the Board since June 1997 and Chief Executive Officer             77,317(6)
                                  since March 1997 of Parent and the Company.  Formerly, Mr.
                                  Tetrault was a Senior Vice President of General Dynamics
                                  Corporation (a supplier of weapons systems and services to the U.S.
                                  government and its allies) and President of its Land Systems
                                  Division from April 1993; Vice President of General Dynamics
                                  Corporation and President of its Electric Boat Division from August
                                  1992 until April 1993; Vice President and General Manager of
                                  General Dynamics Corporation's Electric Boat Division from August
                                  1991 until August 1992; and prior to that, he served as a Vice
                                  President and Group Executive of Parent's Babcock & Wilcox
                                  subsidiary from 1990.

*John N. Turner...............    Partner at Miller Thomson (barristers & solicitors), Toronto, Canada              --
                                  since 1990.  Prior thereto, he was Leader of Opposition of the
                                  Parliament of Canada from 1984.  He is also a director of E-L
                                  Financial Corporation, The Loewen Group Inc., Noranda Forest Inc.
                                  and Triple Crown Electronics, Inc.

E. Allen Womack, Jr. .........    Executive Vice President and President, BWX Technologies,                         --
                                  Industrial and Technical Group since April 1998.  Previously, he was
                                  Senior Vice President and Group Executive, Industrial Group, from
                                  September 1996; Senior Vice President and Group Executive,
                                  Shipbuilding and Industrial Group, from August 1995; and Senior
                                  Vice President, Research and Development and Contract Research
                                  Divisions, of Parent's Babcock & Wilcox unit from August 1991.
                                  He has also been Chief Technical Officer since February 1993.

James F. Wood.................    Executive Vice President and President of Parent's Babcock &                      --
                                  Wilcox Power Generation Group since October 1996, prior to which, he was Vice President and General Manager, Global Ventures and
                                  Power, of the Babcock & Wilcox Power Generation Group from
                                  June 1996.  From January 1989 until January 1996, he was an officer of Wheelabrator Technologies, Inc. and certain of its subsidiaries.

*Richard E. Woolbert..........    Until his retirement in January 1999, he was Executive Vice                   35,000    (7)
                                  President and Chief Administrative Officer of Parent and J. Ray
                                  McDermott from February 1995. Previously, Mr. Woolbert was
                                  Senior Vice President and Chief Administrative Officer of Parent
                                  from August 1991.  He is also a director of J. Ray McDermott.

J. R. Woolsey.................    Senior Vice President and Chief Administrative Officer since                      --
                                  January 1999.  Previously, he was Vice President, Business Venture
                                  Relations from October 1997; and Vice President and General
                                  Manager, Nuclear Equipment Division, of Parent's Government
                                  Group from 1990.  He has also been Parent's Compliance Director since November 1997 and Senior Vice President and Chief
                                  Administrative Officer of the Company since January 1999.

---------------
(1) Shares beneficially owned as a result of stock options refer to options exercisable within 60 days of March 31, 1999.

(2) Shares owned by Mr. Gaubert include 6,691 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 2,040 restricted shares of Common Stock as to which he has sole voting power but no dispositive power.

(3) Shares owned by Mr. Howard include 800 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 400 restricted Shares as to which he has sole voting power but no dispositive power.

(4) Shares owned by Mr. Murphy include 3,427 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 750 restricted shares of Common Stock as to which he has sole voting power but no dispositive power.

(5) Shares owned by Mr. Rawle include 25,437 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 5,300 restricted Shares as to which he has sole voting power but no dispositive power. Also includes 697 Shares in The Thrift Plan for Employees of McDermott Incorporated and Participating Subsidiary and Affiliated Companies (the "McDermott Thrift Plan") as of March 31, 1999

(6) Shares owned by Mr. Tetrault include 40,783 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 8,100 restricted Shares as to which he has sole voting power but no dispositive power.

(7) Shares owned by Mr. Woolbert include 30,550 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above.

B.  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

                                                                                                         BENEFICIAL
     NAME, CITIZENSHIP              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS      OWNERSHIP OF
AND CURRENT BUSINESS ADDRESS        HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF        SHARES(1)
----------------------------       ---------------------------------------------------------------      -------------
*Daniel R. Gaubert............    Treasurer and Director of Purchaser since the Company was                      8,731(2)
                                  founded. Mr. Gaubert is also Senior Vice President and Chief
                                  Financial Officer of Parent since February 1997.  Prior thereto, he was Vice President and Chief Financial Officer from September
                                  1996; Vice President, Finance and Controller from February 1995;
                                  and Vice President and Controller from February 1992.  Mr.
                                  Gaubert has also been Senior Vice President and Chief Financial
                                  Officer of the Company since August 1997, prior to which he was
                                  Vice President, Finance of the Company from August 1995 and
                                  Acting Controller of the Company from February 1995.

*S. Wayne Murphy..............    Secretary and Director of Purchaser since the Company was                      4,177(3)
                                  founded. Mr. Murphy is also Senior Vice President, General
                                  Counsel and Corporate Secretary of Parent since February 1997.
                                  Prior thereto, he was Vice President, General Counsel and
                                  Corporate Secretary from June 1996; Acting General Counsel and
                                  Acting Corporate Secretary from February 1996; and Associate
                                  General Counsel from August 1993.  Mr. Murphy has also been
                                  Senior Vice President, General Counsel and Corporate Secretary of
                                  the Company since August 1997, prior to which he was Acting
                                  General Counsel and Acting Corporate Secretary of the Company
                                  from February 1996.

*Roger E. Tetrault............    President and Director of Purchaser since the company was                     77,317(4)
                                  founded.  Mr. Tetrault is also the Chairman of the Board since June
                                  1997 and Chief Executive Officer since March 1997 of Parent and the Company.  Formerly, Mr. Tetrault was a Senior Vice President
                                  of General Dynamics Corporation (a supplier of weapons systems and services to the U.S. government and its allies) and President of its Land Systems Division from April 1993; Vice President of
                                  General Dynamics Corporation and President of its Electric Boat
                                  Division from August 1992 until April 1993; Vice President and
                                  General Manager of General Dynamics Corporation's Electric Boat
                                  Division from August 1991 until August 1992; and prior to that, he served as a Vice President and Group Executive of Parent's
                                  Babcock & Wilcox subsidiary from 1990.

--------------
(1) Shares beneficially owned as a result of stock options refer to options exercisable within 60 days of March 31, 1999.

(2) Shares owned by Mr. Gaubert include 6,691 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 2,040 restricted shares of Common Stock as to which he has sole voting power but no dispositive power.

(3) Shares owned by Mr. Murphy include 3,427 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 750 restricted shares of Common Stock as to which he has sole voting power but no dispositive power.

(4) Shares owned by Mr. Tetrault include 40,783 Shares that may be acquired upon the exercise of stock options as described in footnote (1) above, and 8,100 restricted Shares as to which he has sole voting power but no dispositive power.

                                                                         ANNEX A


CONFORMED COPY
                    AGREEMENT AND PLAN OF MERGER

                            dated as of

                            May 7, 1999

                             between

                       J. RAY MCDERMOTT, S.A.

                               and

                    MCDERMOTT INTERNATIONAL, INC.

                          TABLE OF CONTENTS


                                                                     Page
                                                                     ----

                          ARTICLE 1 THE OFFER

Section 1.01.  The Offer............................................   1
Section 1.02.  Company Action.......................................   2
Section 1.03.  Directors............................................   3

                          ARTICLE 2 THE MERGER

Section 2.01.  The Merger...........................................   4
Section 2.02.  Conversion of Shares.................................   5
Section 2.03.  Surrender and Payment................................   5
Section 2.04.  Stock Options........................................   6
Section 2.05.  Restricted Shares and Performance Shares.............   7
Section 2.06.  Board Approval.......................................   8
Section 2.07.  Withholding Rights...................................   9

                       ARTICLE 3 THE SURVIVING CORPORATION

Section 3.01.  Certificate of Incorporation.........................   9
Section 3.02.  Bylaws...............................................   9
Section 3.03.  Directors and Officers...............................   9


           ARTICLE 4  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 4.01.  Corporate Existence and Power.......................   10
Section 4.02.  Corporate Authorization.............................   10
Section 4.03.  Governmental Authorization..........................   10
Section 4.04.  Non-Contravention...................................   11
Section 4.05.  Capitalization......................................   11
Section 4.06.  Subsidiaries........................................   12
Section 4.07.  SEC Filings.........................................   12
Section 4.08.  Financial Statements................................   13
Section 4.09.  Disclosure Documents................................   13
Section 4.10.  Absence of Certain Changes..........................   14

Section 4.11.  No Undisclosed Material Liabilities.................   16
Section 4.12.  Compliance with Laws and Court Orders...............   16
Section 4.13.  Litigation..........................................   17
Section 4.14.  Finders' Fees.......................................   17
Section 4.15.  Opinion of Financial Advisor........................   17

                ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT

Section 5.01.  Corporate Existence and Power.......................   17
Section 5.02.  Corporate Authorization.............................   18
Section 5.03.  Governmental Authorization..........................   18
Section 5.04.  Non-Contravention...................................   18
Section 5.05.  Disclosure Documents................................   19
Section 5.06.  Finders' Fees.......................................   19
Section 5.07.  Financing...........................................   19

                       ARTICLE 6 COVENANTS OF THE COMPANY

Section 6.01.  Conduct of the Company..............................   20
Section 6.02.  Stockholder Meeting; Proxy Material.................   20
Section 6.03.  No Solicitation.....................................   21

                          ARTICLE 7 COVENANTS OF PARENT

Section 7.01.  Certain Obligations of Parent.......................   22
Section 7.02.  Voting of Shares....................................   22
Section 7.03.  Director and Officer Liability......................   22

                  ARTICLE 8 COVENANTS OF PARENT AND THE COMPANY

Section 8.01.  Best Efforts........................................   24
Section 8.02.  Certain Filings.....................................   24
Section 8.03.  Public Announcements................................   24
Section 8.04.  Further Assurances..................................   25
Section 8.05.  Access to Information...............................   25
Section 8.06.  Notices of Certain Events...........................   25
Section 8.07.  Confidentiality.....................................   25

                      ARTICLE 9 CONDITIONS TO THE MERGER

Section 9.01.  Conditions to Obligations of Each Party.............   26


                             ARTICLE 10 TERMINATION

Section 10.01.  Termination........................................   27
Section 10.02.  Effect of Termination..............................   28


                            ARTICLE 11 MISCELLANEOUS

Section 11.01.  Notices............................................   28
Section 11.02.  Survival of Representations and Warranties.........   29
Section 11.03.  Amendments; No Waivers.............................   29
Section 11.04.  Expenses...........................................   30
Section 11.05.  Successors and Assigns.............................   30
Section 11.06.  Governing Law......................................   30
Section 11.07.  Jurisdiction.......................................   30
Section 11.08.  WAIVER OF JURY TRIAL...............................   31
Section 11.09.  Counterparts; Effectiveness........................   31
Section 11.10.  Entire Agreement...................................   31
Section 11.11.  Captions...........................................   31
Section 11.12.  Severability.......................................   31
Section 11.13.  Specific Performance...............................   32
Section 11.14.  Definitions and Usage..............................   32

                         AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER dated as of May 7, 1999 between J. Ray McDermott, S.A., a corporation organized under the laws of the Republic of Panama (the "COMPANY"), and McDermott International, Inc., a corporation organized under the laws of the Republic of Panama ("PARENT").

     The parties hereto agree as follows:



                                   ARTICLE 1

                                   The Offer

     Section 1.1. The Offer. (a) Provided that nothing shall have occurred that would result in a failure to satisfy any of the conditions set forth in Annex I hereto, as promptly as practicable after the date hereof, but in no event later than five business days following the public announcement of the terms of this Agreement, a wholly-owned subsidiary of Parent to be organized under the laws of the Republic of Panama ("MERGER SUBSIDIARY") shall commence an offer (the "OFFER") to purchase all of the outstanding shares of Common Stock (other than shares beneficially owned by Parent) at a price of $35.62 per share of Common Stock ("COMMON SHARE PRICE"), net to the seller in cash. The Offer shall be subject to the condition that there shall be validly tendered in accordance with the terms of the Offer, prior to the expiration date of the Offer and not withdrawn, a number of shares of Common Stock that represents at least a majority of the outstanding shares of Common Stock (other than shares beneficially owned by Parent) (the "MINIMUM CONDITION") and to the other conditions set forth in Annex I hereto. Merger Subsidiary expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms or conditions of the Offer, provided that no change may be made that, without the prior written consent of the Company, waives the Minimum Condition, changes the form of consideration to be paid, decreases the price per share of Common Stock or the number of shares of Common Stock sought in the Offer or imposes conditions to the Offer in addition to those set forth in Annex I. "COMMON STOCK" means the common stock, par value $0.01 per share, of the Company.

       (b) As soon as practicable on the date of commencement of the Offer, Merger Subsidiary shall file with the Securities and Exchange Commission ("SEC") a Tender Offer Statement on Schedule 14D-1 (the "SCHEDULE 14D-1") with respect to the Offer, which will contain the offer to purchase and form of the related letter of transmittal and summary advertisement (such Schedule 14D-1 and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "OFFER DOCUMENTS") and shall, as and to the extent required by applicable federal securities laws, disseminate the Offer Documents to the holders of Common Stock. Parent and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Merger Subsidiary agrees to take all steps necessary to cause the Schedule 14D-1 as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Common Stock, in each case as and to the extent required by applicable federal securities laws.

     Section 1.2. Company Action. (a) The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders (other than Parent), (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the laws of the Republic of Panama ("PANAMA LAW") and
(iii) resolved (subject to Section 6.02(b)) to recommend acceptance of the Offer and approval and adoption of this Agreement and the Merger by its stockholders. The Company further represents that Simmons & Company International has delivered to the Company's Board of Directors its opinion that the consideration to be paid in the Offer and the Merger is fair to the holders of Common Stock (other than Parent) from a financial point of view. The Company will promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Common Stock and lists of securities positions of Common Stock held in stock depositories, in each case true and correct as of the most recent practicable date, and will provide to Parent such additional information (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Subsidiary and each of their affiliates, associates, employees, agents and advisors shall hold in confidence the information contained in any such lists, labels, listings or files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated and if the Company so requests, shall deliver, and shall use their reasonable efforts to cause their affiliates, associates, employees, agents and advisors to deliver, to the Company all copies and any extracts or summaries from such information then in their possession or control.

       (b) As soon as practicable after the time that the Offer is commenced, the Company shall file with the SEC and disseminate to holders of shares of Common Stock, in each case as and to the extent required by applicable federal securities laws, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "SCHEDULE 14D-9") that shall reflect the recommendations of the Company's Board of Directors referred to above. The Company and Parent each agree promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of shares of Common Stock, in each case as and to the extent required by applicable federal securities laws.

     Section 1.3. Directors. (a) Effective upon the acceptance for payment of shares of Common Stock pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded to the nearest whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors and (ii) the percentage that the number of shares of Common Stock beneficially owned by Parent bears to the total number of outstanding shares of Common Stock and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its best efforts to cause individuals designated by Parent to constitute the number of members, rounded to the nearest whole number, on (i) each committee of the Board of Directors of the Company (other than the Independent Committee) and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company.

       (b) The Company's obligations to appoint Parent's designees to the Company's Board of Directors shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

       (c) During the term of this Agreement, Parent will, and will cause all of its subsidiaries to, take all actions necessary to permit the Independent Committee to continue in existence without diminution of its powers or duties and its members to consist solely of the members thereof on the date hereof, or any successors selected (with the written consent of a majority of the members of the Independent Committee) by the Board of Directors of the Company who are not otherwise employed by Parent or its affiliates. Any amendment, waiver or extension of time by the Company hereunder, and any action taken by the Company or its Board of Directors in connection therewith, shall require the concurrence or consent of a majority of the members of the Independent Committee.


                                   ARTICLE 2

                                  The Merger

     Section 2.1. The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the "MERGER") with and into the Company in accordance with Panama Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall continue as the surviving corporation (the "SURVIVING CORPORATION").

       (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth herein, the Company and Merger Subsidiary will file a certificate of merger, in a form mutually acceptable to the Company and Parent and prepared and executed in accordance with the relevant provisions of Panama Law (the "CERTIFICATE OF MERGER"), with the Public Registry Office of the Republic of Panama and make all other filings or recordings required in connection with the Merger. The Merger shall become effective at such time (the "EFFECTIVE TIME") as the Company's Certificate of Merger is recorded by the Public Registry Office of the Republic of Panama.

       (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Panama Law.

     Section 2.2.  Conversion of Shares.  At the Effective Time:

       (a) except as otherwise provided in Section 2.02(b), each share of Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $35.62 in cash or any higher price paid for each share of Common Stock pursuant to the Offer, without interest (the "MERGER CONSIDERATION");

       (b) each share of Common Stock and each share of Series A $2.25 Cumulative Convertible Preferred Stock, $.01 par value, of the Company held by the Company as treasury stock or owned by Parent or any of its subsidiaries immediately prior to the Effective Time shall be canceled and retired, and no payment shall be made with respect thereto; and

       (c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted (all such shares so converted shall constitute the only outstanding shares of capital stock of the Surviving Corporation).

     Section 2.3. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the "EXCHANGE AGENT") for the purpose of exchanging certificates representing shares of Common Stock (the "CERTIFICATES") for the Merger Consideration. Parent will make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the shares of Common Stock. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of shares of Common Stock at the Effective Time a letter of transmittal and related instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange.

       (b) Each holder of shares of Common Stock that have been converted into the right to receive the Merger Consideration will be entitled to receive, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal if applicable, the Merger Consideration payable for each share of Common Stock represented by such Certificate. Until so surrendered, each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration, without interest thereon.

       (c) If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

       (d) After the Effective Time, there shall be no further registration of transfers of shares of Common Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article.

       (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Common Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged them for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares of Common Stock. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

       (f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Common Stock represented by such Certificate, as contemplated by this Article.

     Section 2.4. Stock Options. (a) The terms of each outstanding option to purchase shares of Common Stock under any employee or director stock option or compensation plan or arrangement of the Company (a "COMPANY STOCK OPTION"), whether or not exercisable or vested, shall be adjusted as necessary so that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to purchase shares of common stock, $1.00 par value, of Parent ("PARENT STOCK"), on the same terms and conditions as were applicable under such Company Stock Option, except as set forth below (each, as so adjusted, an "ADJUSTED OPTION"). Each Adjusted Option shall be fully vested and shall entitle the holder to purchase a number of shares of Parent Stock having an aggregate market value, as of the Effective Time, equal to the aggregate market value of the shares of Common Stock purchasable pursuant to the applicable Company Stock Option. The exercise price per share of Parent Stock under each Adjusted Option shall be equal to (A) the aggregate exercise price for the shares of Common Stock purchasable pursuant to the applicable Company Stock Option divided by (B) the aggregate number of shares of Parent Stock deemed purchasable pursuant to such Adjusted Stock Option. Notwithstanding the foregoing, any fractional share of Parent Stock resulting from the foregoing adjustment of a Company Stock Option shall be rounded down to the nearest whole share. For purposes of this
Section 2.04, the market value of a share of Parent Stock as of the Effective Time shall be deemed to be the closing sale price of such share on the New York Stock Exchange on the trading day immediately preceding the Effective Time.
The market value of a share of Common Stock as of the Effective Time shall be deemed the Merger Consideration.

       (b) Prior to the Effective Time, the Company shall (i) make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 2.04 and (ii) to the extent required, use its best efforts to obtain any consents from holders of Company Stock Options. At the Effective Time, except to the extent otherwise required by the existing stock option agreements, all references to the Company in the stock option agreements covering outstanding options to purchase Common Stock will be deemed to refer to
Parent.   Parent will assume all the Company's obligations with respect to those options as so amended and will, from and after the Effective Time, make available for issuance on exercise of those options all shares of Parent Stock covered thereby and maintain an effective registration statement under the Securities Act of 1933 (the "1933 ACT") which covers those shares.

     Section 2.5. Restricted Shares and Performance Shares. (a) As soon as practicable after the date hereof, the Company shall provide each person who holds restricted shares of Common Stock ("RESTRICTED SHARES") under the J. Ray McDermott, S.A. Restated 1994 Executive Long-Term Incentive Compensation Plan (the "1994 PLAN") or the J. Ray McDermott, S.A. Non-Employee Director Stock Plan the opportunity to make an irrevocable election either to: (i) receive a cash payment, as of the Effective Time, in respect of such Restricted Shares (whether or not then vested); or (ii) receive a replacement award (a "REPLACEMENT RESTRICTED AWARD"), as of the Effective Time, of Parent Stock having an aggregate fair market value (as of the Effective Time) equal to the product of
(A) the number of Restricted Shares to which such Replacement Restricted Award relates and (B) the Merger Consideration. Each Replacement Restricted Award shall be issued on the same terms, and subject to identical restrictions, as applied to the Restricted Shares to which such Replacement Restricted Award relates (without taking into account any accelerated vesting as a result of the Merger).

       (b) As soon as practicable after the date hereof, the Company shall provide each person who holds performance restricted shares ("PERFORMANCE SHARES") under the 1994 Plan the opportunity to make an irrevocable election either to: (i) receive a cash payment, as of the Effective Time, in respect of such Performance Shares in accordance with the terms of Section 12.1 of the 1994 Plan; or (ii) receive a replacement award (a "REPLACEMENT PERFORMANCE AWARD"), as of the Effective Time, of performance shares denominated in shares of Parent Stock and having the following terms. Each Replacement Performance Award shall represent the notional grant of a number of shares of Parent Stock having an aggregate fair market value, as of the Effective Time, equal to the product of
(A) the number of notional shares of Common Stock originally granted pursuant to the Performance Shares to which such Replacement Restricted Award relates and
(B) the Merger Consideration. Each Replacement Restricted Award shall be subject to a two-year vesting period upon terms identical to those that apply, under the 1994 Plan, to Performance Shares as of the end of the initial two-year measurement period.

       (c) Prior to the Effective Time, the Company shall make any amendments to the terms of such compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 2.05. At the Effective Time, except to the extent otherwise required by the existing restricted stock and performance share agreements, all references to the Company in the agreements covering Restricted Shares and Performance Shares will be deemed to refer to Parent. Parent will assume all the Company's obligations with respect to Restricted Shares and Performance Shares and will, from and after the Effective Time, make available for issuance as necessary all shares of Parent Stock covered by the Replacement Restricted Awards and Replacement Performance Awards and maintain an effective registration statement under the 1933 Act which covers those shares.

       (d) For purposes of this Section 2.05, the market value of a share of Parent Stock as of the Effective Time shall be deemed to be the closing sale price of such share on the New York Stock Exchange on the trading day immediately preceding the Effective Time.

     Section 2.6. Board Approval. Parent agrees that the Parent Board of Directors or the Compensation Committee of the Parent Board of Directors shall at or prior to the Effective Time adopt resolutions specifically approving, for purposes of Rule 16b-3 under the Exchange Act of 1934 (the "1934 ACT"), the receipt pursuant to Sections 2.04 and 2.05 of Adjusted Options and Parent Stock by officers and directors of the Company who will become officers or directors of the Parent subject to Rule 16b-3.

     Section 2.7.  Withholding Rights.   Each of the Surviving Corporation and
Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Article such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock or options or other rights in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.


                                   ARTICLE 3

                           The Surviving Corporation

     Section 3.1. Certificate of Incorporation. The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with its terms and applicable law, provided that, at the Effective Time, such certificate of incorporation shall be amended to provide that the name of the corporation shall be J. Ray McDermott, S.A.

     Section 3.2. Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with its terms, the certificate of incorporation of the Surviving Corporation and applicable law.

     Section 3.3. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.


                                   ARTICLE 4

                 Representations and Warranties of the Company

     Except as disclosed to Parent in writing prior to the date hereof, the Company represents and warrants to Parent that:

     Section 4.1. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of Panama and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for such matters as would not have, individually or in the aggregate, a material adverse effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not have, individually or in the aggregate, a material adverse effect on the Company. The Company has heretofore delivered to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

     Section 4.2. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and, except for the required approval of the Company's stockholders in connection with the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of (i) the holders of two-thirds of the outstanding shares of the Series A $2.25 Cumulative Convertible Preferred Stock, $.01 par value, of the Company ("PREFERRED STOCK"), voting separately as a class and (ii) the holders of two-thirds of the outstanding shares of Common Stock, voting separately as a class, are the only votes of the holders of any of the Company's capital stock necessary in connection with the consummation of the Merger. This Agreement constitutes a valid and binding agreement of the Company.

     Section 4.3. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic or foreign, other than (i) the filing and recordation in the Public Registry Office of the Republic of Panama of the Certificate of Merger, (ii) compliance with any applicable requirements of the 1934 Act or any other securities laws (whether state or foreign) or any applicable provisions of Panama Law (including Executive Decree No. 18 of March 14, 1994 of the Republic of Panama), and (iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or materially to impair the ability of the Company to consummate the transactions contemplated by this Agreement.

     Section 4.4. Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its subsidiaries except, in the case of clauses (ii), (iii) and (iv), for such matters as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or materially to impair the ability of the Company to consummate the transactions contemplated by this Agreement. "LIEN" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

     Section 4.5. Capitalization. (a) The authorized capital stock of the Company consists of 60,000,000 shares of common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value, of which 3,200,000 shares are designated as Series A $2.25 Cumulative Convertible Preferred Stock. As of March 31, 1999, there were outstanding (i) 39,060,814 shares of Common Stock and employee and director options to purchase an aggregate of 839,471 shares of Common Stock (of which options to purchase an aggregate of 405,934 shares of Common Stock were exercisable) and (ii) 3,200,000 shares of Preferred Stock.
All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.

       (b) Except as set forth in this Section 4.05 and for changes since March 31, 1999 resulting from the exercise of employee or director stock options or the conversion of Preferred Stock outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of the Company,
(ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company or other obligation of the Company to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clauses (i), (ii) or (iii) above.

     Section 4.6. Subsidiaries. (a) Each significant subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for such matters as would not have, individually or in the aggregate, a material adverse effect on the Company. Each such significant subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for such matters as would not have, individually or in the aggregate, a material adverse effect on the Company. All significant subsidiaries of the Company and their respective jurisdictions of incorporation are identified in the Company's annual report on Form 10-K for the fiscal year ended March 31, 1998 (the "COMPANY 10-K").

       (b) Except as set forth in the Company SEC Documents filed prior to the date hereof, all of the outstanding capital stock of, or other voting securities or ownership interests in, each subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding (i) securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any subsidiary of the Company or (ii) options or other rights to acquire from the Company or any of its subsidiaries, or other obligation of the Company or any of its subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any subsidiary of the Company. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clauses (i) or (ii) above.

     Section 4.7. SEC Filings. (a) The Company has delivered to Parent (i) the Company's annual report on Form 10-K for its fiscal year ended March 31, 1998,
(ii) its quarterly reports on Form 10-Q for its fiscal quarters ended June 30, 1998, September 30, 1998 and December 31, 1998, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since March 31, 1998 and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC pursuant to the 1933 Act or the 1934 Act, as the case may be, since March 31, 1998 (the documents referred to in this Section 4.07(a), collectively, the "COMPANY SEC DOCUMENTS"). The Company's quarterly report on Form 10-Q for its fiscal quarter ended December 31, 1998 is referred to herein as the "COMPANY 10-Q".

       (b) As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act or the 1934 Act, as the case may be. Each Company SEC Document filed pursuant to the 1934 Act did not, as of its filing date, and each Company SEC Document filed pursuant to the 1933 Act did not, as of the date it became effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     Section 4.8. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents fairly present in all material respects, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, "COMPANY BALANCE SHEET" means the consolidated balance sheet of the Company and its consolidated subsidiaries as of December 31, 1998 as set forth in the Company 10-Q and "COMPANY BALANCE SHEET DATE" means December 31, 1998.

     Section 4.9. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company's stockholders in connection with the transactions contemplated by this Agreement (the "COMPANY DISCLOSURE DOCUMENTS"), including, without limitation, the Schedule 14D-9, the proxy or information statement of the Company (the "COMPANY PROXY STATEMENT"), if any, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

       (b) (i) The Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement and at the Effective Time, and (ii) any Company Disclosure Document (other than the Company Proxy Statement), at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Parent specifically for use therein.

       (c) The information with respect to the Company or any of its subsidiaries that the Company furnishes to Parent in writing specifically for use in the Offer Documents, at the time of the filing thereof, at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     Section 4.10. Absence of Certain Changes. Since the Company Balance Sheet Date, (i) the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practices and (ii) except as disclosed in the Company SEC Documents filed prior to the date hereof and except for developments relating to matters described under Part 1, Item 3 (Legal Proceedings) (other than the last paragraph thereof) of the Company 10-K, there has not been:

       (a) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company;

       (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries, except in the administration of its stock option plans consistent with past practice;

       (c) any material amendment of any outstanding security of the Company or any of its subsidiaries;

       (d) any incurrence, assumption or guarantee by the Company or any of its subsidiaries of any material indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

       (e) any creation or other incurrence by the Company or any of its subsidiaries of any Lien on any material asset other than in the ordinary course of business consistent with past practices;

       (f) any making of any material loan, advance or capital contributions to or investment in any person other than loans, advances or capital contributions to or investments in its wholly-owned subsidiaries in the ordinary course of business consistent with past practices;

       (g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its subsidiaries that would have, individually or in the aggregate, a material adverse effect on the Company;

       (h) any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its subsidiaries of any contract or other right, in either case, material to the Company and its subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

       (i) any material change in any method of accounting or accounting principles or practice by the Company or any of its subsidiaries, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1934 Act;

       (j) any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director or officer of the Company or any of its significant subsidiaries, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) entering into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director or officer of the Company or any of its significant subsidiaries, (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director or officer of the Company or any of its significant subsidiaries or (v) increase in compensation, bonus or other benefits payable to any director or officer of the Company or any of its significant subsidiaries, other than in the ordinary course of business consistent with past practice; or

       (k) any material labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its subsidiaries, which employees were not subject to a collective bargaining agreement at the Company Balance Sheet Date, or any material lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees.

     Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its subsidiaries required to be disclosed on a consolidated balance sheet of the Company and its consolidated subsidiaries prepared in accordance with GAAP, other than:

       (a) liabilities or obligations disclosed or provided for in the Company Balance Sheet or in the notes thereto or in the Company SEC Documents filed prior to the date hereof or in connection with developments relating to matters described under Part 1, Item 3 (Legal Proceedings) (other than the last paragraph thereof) of the Company 10-K;

       (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date;

       (c) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company; and

       (d) liabilities or obligations under this Agreement or incurred in connection with the transactions contemplated hereby.

     Section 4.12.  Compliance with Laws and Court Orders.    Except as
disclosed in the Company SEC Documents filed prior to the date hereof, the Company and each of its subsidiaries is and has been in compliance with all applicable laws, rules, regulations, judgments, injunctions, orders or decrees, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company.

     Section 4.13. Litigation. Except as set forth in the Company SEC Documents filed prior to the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its subsidiaries or any of their respective properties before any court or arbitrator or before or by any governmental body, agency or official, domestic or foreign, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company.

     Section 4.14. Finders' Fees. Except for Simmons & Company International, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its subsidiaries who might be entitled to any fee or commission from the Company or any of its affiliates in connection with the transactions contemplated by this Agreement.

     Section 4.15. Opinion of Financial Advisor. The Company has received the opinion of Simmons & Company International, financial advisor to the Company, to the effect that, as of the date of this Agreement, the consideration to be paid in the Offer and the Merger is fair to the Company's stockholders (other than Parent) from a financial point of view; it being understood and acknowledged by Parent that such opinion has been rendered for the benefit of the Board of Directors of the Company, and is not intended to, and may not, be relied upon by Parent or its stockholders.


                                   ARTICLE 5

                   Representations and Warranties of Parent

     Except as disclosed to Company in writing prior to the date hereof, Parent represents and warrants to the Company that:

     Section 5.1. Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for such matters as would not have, individually or in the aggregate, a material adverse effect on Parent. Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not have, individually or in the aggregate, a material adverse effect on Parent. Parent has heretofore delivered to the Company true and complete copies of the certificate of incorporation and bylaws of Parent as currently in effect.

     Section 5.2. Corporate Authorization. (a) The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action on the part of Parent. This Agreement constitutes a valid and binding agreement of each of Parent.

     Section 5.3. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic or foreign, other than (i) the filing and recordation in the Public Registry Office of the Republic of Panama of the Certificate of Merger, (ii) compliance with any applicable requirements of the 1934 Act or any other securities laws (whether state or foreign) or any applicable provisions of Panama Law (including Executive Decree No. 18 of March 14, 1994 of the Republic of Panama), and (iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent or materially to impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

     Section 5.4. Non-Contravention. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent, (ii) assuming compliance with the matters referred to in
Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its subsidiaries, except, in the case of clauses (ii), (iii) and (iv), for such matters as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent or materially to impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

     Section 5.5. Disclosure Documents. (a) The information with respect to Parent and any of its subsidiaries that Parent furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company

Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

       (b) The Offer Documents, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of the filing thereof, at the time of any distribution or dissemination thereof and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, provided that this representation and warranty will not apply to statements or omissions included in the Offer Documents based upon information furnished to Parent or Merger Subsidiary in writing by the Company specifically for use therein.

     Section 5.6. Finders' Fees'. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, whose fee will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from Parent or any of its affiliates in connection with the transactions contemplated by this Agreement.

     Section 5.7. Financing. At the expiration of the Offer, the Merger Subsidiary will have available cash sufficient to consummate the Offer and the Merger and to pay all expenses in connection with the transactions contemplated hereby.


                                   ARTICLE 6

                            Covenants of the Company

     The Company agrees that:

     Section 6.1. Conduct of the Company. From the date hereof until the Effective Time, the Company and its subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the prior written consent of Parent:

       (a) the Company will not adopt or propose any change to its certificate of incorporation or bylaws;

       (b) the Company will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person or acquire a material amount of stock or assets of any other person;

       (c) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any significant subsidiary or any material amount of assets or property except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice;

       (d) the Company will not, and will not permit any of its subsidiaries to, take any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time; and

       (e) the Company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

     Section 6.2. Stockholder Meeting; Proxy Material. (a) The Company shall cause a meeting of its stockholders (the "COMPANY STOCKHOLDER MEETING") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of this Agreement and the Merger. In connection with such meeting, the Company will, if required by law, (i) promptly prepare and file with the SEC, use its best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and related proxy materials for such meeting, (ii) use its commercially reasonable efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby and (iii) otherwise comply with all legal requirements applicable to such meeting.

       (b) Except as provided in the next sentence, the Board of Directors of the Company shall recommend the Offer and the approval and adoption of this Agreement and the Merger by the Company's stockholders. The Independent Committee of the Board of Directors of the Company (the "INDEPENDENT COMMITTEE") shall be permitted to withdraw, or modify in a manner adverse to Parent, its recommendation to its stockholders, but only if (i) the Company has complied with the terms of Section 6.03, (ii) the Independent Committee determines in good faith (after consultation with independent legal counsel) that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law and (iii) the Independent Committee shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14e-2 under the 1934 Act with respect to any Acquisition Proposal. "ACQUISITION PROPOSAL" means any offer or proposal for a merger, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries or the acquisition of any substantial equity interest in or substantial portion of the assets of the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement.

     Section 6.3. No Solicitation. (a) From the date hereof until the termination hereof, the Company will not, and will cause its subsidiaries and the officers, directors, employees and other agents and advisors of the Company and its subsidiaries not to, directly or indirectly, (i) take any action to solicit, initiate or encourage the submission of any Acquisition Proposal or
(ii) disclose any nonpublic information relating to, or afford access to the properties, books or records of, the Company or any of its subsidiaries to, or engage in any discussions or negotiations with, any person who is considering making or has made an Acquisition Proposal; provided that the Company may furnish nonpublic information or afford access to properties, books and records to any person who is considering making or has made an Acquisition Proposal and may negotiate or otherwise engage in substantive discussions with any person who has made an Acquisition Proposal if (w) the Company has complied with the foregoing terms of this Section 6.03, (x) the Independent Committee determines in good faith (after consultation with independent legal counsel) that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, (y) such person executes a confidentiality agreement on terms no less favorable to the Company than those contained in Section 8.07 and (z) the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action.

       (b) The Company will notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its advisors) of any Acquisition Proposal or any request for nonpublic information relating to, or access to the properties, books or records of, the Company or any of its subsidiaries by any person who is considering making or has made an Acquisition Proposal. The Company shall identify the person making, and the terms and conditions of, any such Acquisition Proposal or request. The Company shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal or request. The Company shall, and shall cause its subsidiaries and the officers, directors, employees and other agents and advisors of the Company and its subsidiaries to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any persons conducted prior to the date hereof with respect to any Acquisition Proposal.


                                   ARTICLE 7

                              Covenants of Parent

     Parent agrees that:

     Section 7.1. Certain Obligations of Parent. Parent will take all action necessary to cause Merger Subsidiary to be organized and to become a party to this Agreement as promptly as practicable and to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement. The Parent will not, and will cause its subsidiaries not to, directly or indirectly, take any action to knowingly cause the Company to violate its representations, warranties or covenants under this Agreement;

     Section 7.2. Voting of Shares. Parent agrees to vote all shares of Common Stock and Preferred Stock beneficially owned by it in favor of adoption of this Agreement and the Merger at the Company Stockholder Meeting.

     Section 7.3. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

       (a) After the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each an "INDEMNIFIED PERSON") in respect of acts or omissions occurring at or prior to the Effective Time to the extent required under Panama Law or provided under the Company's certificate of incorporation and bylaws or any agreement any Indemnified Person may have with the Company, in each case, as in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

     (b) For six years after the Effective Time, the Surviving Corporation shall provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that, in satisfying its obligation under this Section 7.03(b), the Surviving Corporation shall not be obligated to pay premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount Company has disclosed to Parent prior to the date hereof.

       (c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of that consolidation or merger or
(ii) transfers all or substantially all its properties and assets to any person, then and in each such case the Surviving Corporation will cause proper provisions to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.03.

       (d) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company or any of its subsidiaries, under Panama Law or under any agreement any Indemnified Person may have with the Company. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.


                                   ARTICLE 8

                      Covenants of Parent and the Company

     The parties hereto agree that:

     Section 8.1.  Best Efforts.   Subject to the terms and conditions of this
Agreement, Company and Parent will use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

     Section 8.2. Certain Filings. The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents and the Offer Documents, (ii) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and
(iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

     In connection with such cooperation, Parent and the Company will (i) not agree to participate in any meeting or discussion with any governmental authority in respect of any filings, investigation or other inquiry concerning this Agreement or the Offer or the Merger unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives representatives of the Independent Committee the opportunity to attend and participate thereat and (ii) furnish the other party and representatives of the Independent Committee with copies of all correspondence, filings and communications between them and their affiliates and their respective representatives, on the one hand, and any government or regulatory authority or members or their respective staffs, on the other hand, with respect to this Agreement or the Offer or the Merger.

     Section 8.3. Public Announcements. Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

     Section 8.4. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     Section 8.5. Access to Information. From the date hereof until the Effective Time and subject to the provisions of applicable law and Section 8.07, the Company shall (i) give to Parent and its authorized representatives reasonable access to the offices, properties, books and records of the Company and such financial and other information as may reasonably be requested and (ii) instruct its authorized representatives to cooperate with the other party in its investigation. Any investigation pursuant to this Section 8.05 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this

Section 8.05 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

     Section 8.6. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

       (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

       (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

       (c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to
Section 4.13 or that relate to the consummation of the transactions contemplated by this Agreement.

     Section 8.7. Confidentiality. Prior to the Effective Time and after any termination of this Agreement, each of Parent and the Company will hold, and will use its best efforts to cause its officers, directors, employees and other agents or advisors to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the other party furnished to it or its affiliates or any of their agents or advisors in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (iA previously known on a nonconfidential basis by such party, (ii) in the public domain through no fault of such party or
(iii) later lawfully acquired by such party on a nonconfidential basis from sources other than the other party, provided that each of Parent and the Company may disclose such information to its officers, directors, employees and other agents or advisors in connection with the transactions contemplated by this Agreement so long as such party informs such persons of the confidential nature of such information and directs them to treat it confidentially. Each of Parent and the Company shall satisfy its obligation to hold any such information in confidence if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, each of Parent and the Company will, and will use its best efforts to cause its officers, directors, employees and other agents and advisors to, destroy or deliver to the other party, upon request, all documents and other materials, and all copies thereof, that it or its affiliates or any of their agents or advisors obtained, or that were obtained on their behalf, from the other party in connection with this Agreement and that are subject to such confidence.


                                   ARTICLE 9

                            Conditions to the Merger

     Section 9.1. Conditions to Obligations of Each Party. The respective obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

       (a) this Agreement shall have been approved and adopted by the stockholders of the Company in accordance with Panama Law and applicable listing requirements;

       (b) Merger Subsidiary shall have purchased shares of Common Stock pursuant to the Offer;

       (c) no preliminary or permanent injunction or other order, decree or ruling by any court or governmental body or regulatory authority in the United States or the Republic of Panama which prevents consummation of the Merger or the payment of the Merger Consideration shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order, decree or ruling lifted); and

       (d) no statute, rule or regulation of any government or governmental agency in the United States or the Republic of Panama shall prevent the consummation of the Merger or the payment of the Merger Consideration or make the consummation of the Merger or the payment of the Merger Consideration illegal.


                                   ARTICLE 10

                                  Termination

     Section 10.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time

(notwithstanding any approval of this Agreement by the stockholders of the Company):

       (a)   by mutual written agreement of the Company and Parent;

       (b)   by either the Company or Parent, if:

            (i) the Offer has not been consummated on or before July 31, 1999, provided that the right to terminate this Agreement pursuant to this
     Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Offer to be consummated by such time; or

            (ii) there shall be any law or regulation that makes acceptance for payment of, and payment for, the shares of Common Stock pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Merger Subsidiary from accepting for payment of, and paying for, the shares of Common Stock pursuant to the Offer or Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have used commercially reasonable best efforts to remove any such judgment, injunction, order or decree; or

       (c) by Parent, if prior to the acceptance for payment of shares of Common Stock under the Offer, (i) the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer or the Merger or (iiA the Company shall have failed to perform in all material respects its obligations hereunder.

     The party desiring to terminate this Agreement pursuant to this Section
10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

     Section 10.2. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee or other agent or advisor of such party) to the other party hereto, provided that, if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of Sections 8.03, 8.06(c) and 8.07 and Article 11 shall survive any termination hereof pursuant to Section 10.01.


                                   ARTICLE 11

                                 Miscellaneous

     Section 11.1. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

     if to Parent or Merger Subsidiary, to:

          McDermott International Inc.
          1450 Poydras Street
          P.O. Box 61961 - 70112
          New Orleans, LA 70161-1961
          Attention: S. Wayne Murphy
          Facsimile: (504) 587-6153

          with a copy to:
               Davis Polk & Wardwell
               450 Lexington Avenue
               New York, New York 10017
               Attention: Christopher Mayer
               Fax: (212) 450-4800

          if to the Company, to:

          J. Ray McDermott, S.A
          801 North Eldridge Street
          Houston, Texas 77079
          Attention: R.H. "Bobby" Rawle
          Facsimile: (281) 870-5125
          with copies to:

               c/o Wm. J. Johnson Associates
               9545 Katy Freeway
               Suite 470
               Houston, Texas 77024
               Attention:  William J. Johnson
               Facsimile:  (713) 461-6195

               Baker & Botts, L.L.P.
               One Shell Plaza
               Houston, Texas  77002-4995
               Attention:  R. Joel Swanson, Esq.
               Facsimile: (713) 229-1330

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. on any business day. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day.

     Section 11.2. Survival of Representations and Warranties. The representations and warranties and agreements contained herein shall not survive the Effective Time, except for the agreements set forth in Sections 7.03 and
8.07 and Article 11.

     Section 11.3. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after the adoption of this Agreement by the stockholders of the Company and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for any shares of capital stock of the Company.

       (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 11.4. Expenses. (a) Except as otherwise provided in this Section, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

       (b) The Company agrees to pay Parent a fee in immediately available funds equal to $10 million promptly, but in no event later than two business days, after the termination of this Agreement by Parent pursuant to Section 10.01(c):

     Section 11.5. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of their affiliates, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment will not relieve Parent or Merger Subsidiary of its obligations hereunder.

     Section 11.6. Governing Law. Except to the extent that Panama Law is mandatorily applicable to this Agreement, this Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to the conflicts of law rules of such state).

     Section 11.7. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in the State of New York or any New York state court, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

     Section 11.8. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 11.9. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Except as provided in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns.

     Section 11.10. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

     Section 11.11. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity.

     Section 11.14.  Definitions and Usage.  (a) For purposes of this Agreement:

     "AFFILIATE" means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with such person.

     "MATERIAL ADVERSE EFFECT" means, with respect to any person means a material adverse effect on the business, assets, financial condition or results of operations of such person and its subsidiaries, taken as a whole, except any such effect resulting from or arising in connection with (i) this Agreement or the transactions contemplated hereby, (ii) changes in conditions affecting the marine construction industries generally or (iii) changes in economic, regulatory or political conditions generally.

     "PERSON" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     "SIGNIFICANT SUBSIDIARY" means any subsidiary that constitutes a "significant subsidiary" of any person within the meaning of Rule 1-02 of Regulation S-X under the 1934 Act.

     "SUBSIDIARY" means, with respect to any person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such person.

       (b) A reference in this Agreement to any statute shall be to such statute as amended from time to time, and to the rules and regulations promulgated thereunder.

       (c) Each of the following terms is defined in the Section set forth opposite such term:

TERM                                                           SECTION

1933 Act..............................................         2.04(b)
1934 Act..............................................         2.05(d)
1994 Plan.............................................         2.05(a)
Acquisition Proposal..................................         6.02(b)
Adjusted Option.......................................         2.04(a)
affiliate.............................................        11.14(a)
Certificate of Merger.................................         2.01(b)
Certificates..........................................         2.03(a)
Common Share Price....................................         1.01(a)
Common Stock..........................................         1.01(a)
Company...............................................        Recitals
Company 10-K..........................................         4.06(a)
Company 10-Q..........................................         4.07(a)
Company Balance Sheet.................................         4.08
Company Balance Sheet Date............................         4.08
Company Disclosure Documents..........................         4.09(a)

TERM                                                          SECTION
----                                                          -------
Company Proxy Statement...............................         4.09(a)
Company SEC Documents.................................         4.07(a)
Company Stockholder Meeting...........................         6.02(a)
Company Stock Option..................................         2.04(a)
Effective Time........................................         2.01(b)
Exchange Agent........................................         2.03(a)
GAAP..................................................         4.08
Indemnified Person....................................         7.03(a)
Independent Committee.................................         6.02(b)
Lien..................................................         4.04
material adverse effect...............................        11.14(a)
Merger................................................         2.01(a)
Merger Consideration..................................         2.02(a)
Merger Subsidiary.....................................         1.01(a)
Minimum Condition.....................................         1.01(a)
Offer.................................................         1.01(a)
Offer Documents.......................................         1.01(b)
Panama Law............................................         1.02(a)
Parent................................................        Recitals
Parent Stock..........................................         2.04(a)
Performance Shares....................................         2.05(b)
person................................................        11.14(a)
Preferred Stock.......................................         4.02(a)
Replacement Performance Award.........................         2.05(b)
Replacement Restricted Award..........................         2.05(a)
Restricted Shares.....................................         2.05(a)
Schedule 14D-1........................................         1.01(b)
Schedule 14D-9........................................         1.02(b)
SEC...................................................         1.01(b)
significant subsidiary................................        11.14(a)
subsidiary............................................        11.14(a)
Surviving Corporation.................................         2.01(a)

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                         J. RAY MCDERMOTT, S.A.


                         By:       /s/ R. H. Rawle
                            ------------------------------------
                            Name:   R. H. Rawle
                            Title:  President and
                                    Chief Operating Officer



                         MCDERMOTT INTERNATIONAL, INC.


                         By:      /s/ Roger E. Tetrault
                           --------------------------------------
                            Name:   Roger E. Tetrault
                            Title:  Chairman and
                                    Chief Executive Officer

                                                                         ANNEX I


Notwithstanding any other provision of the Offer, Merger Subsidiary shall not be required to accept for payment or pay for any shares of Common Stock, and may, subject to the terms of this Agreement, terminate the Offer, if (i) at the expiration of the Offer, the Minimum Condition has not been satisfied or (ii) at any time on or after May 7, 1999 and prior to the acceptance for payment of shares of Common Stock, any of the following conditions exist:

       (a) any injunction, judgment, order or decree of a court of competent jurisdiction shall have been entered and not withdrawn or any law or regulation shall exist that prohibits the consummation of the Offer or the Merger; or

       (b) the Company shall have breached its representations and warranties set forth in this Agreement or failed to perform any of its obligations, covenants or agreements under this Agreement (other than any breaches or failures to perform that, in the aggregate, do not have a material adverse effect on the Company); or

       (c) this Agreement shall have been terminated in accordance with its terms.

     Except for the Minimum Condition (which may be waived only with the consent of the Company, Parent and Merger Subsidiary), the foregoing conditions are for the sole benefit of Parent and Merger Subsidiary and may, subject to the terms of this Agreement, be waived by Parent and Merger Subsidiary in whole or in part at any time and from time to time in their discretion.

                                                                         ANNEX B

May 6, 1999


Independent Committee of the
     Board of Directors
J. Ray McDermott, S.A.
1450 Poydras Street
New Orleans, LA 70112-6050


Members of the Independent Committee:

You have requested the opinion of Simmons & Company International ("Simmons") as investment bankers as to the fairness, from a financial point of view, to the holders (the "Public Stockholders") of common stock ("Company Common Stock") of
J. Ray McDermott, S.A. (the "Company"), other than McDermott International, Inc. ("McDermott") or its affiliates, of the consideration to be received by them pursuant to the terms of that certain Agreement and Plan of Merger to be dated May 7, 1999 between the Company and McDermott (the "Merger Agreement") which, among other things, (i) requires a wholly owned subsidiary ("Newco") of McDermott to offer to purchase all the outstanding shares of Company Common Stock (other than shares owned by McDermott) at a net cash price of $35.62 per share (the "Tender Offer") and (ii) provides, following completion of the Tender Offer, for the merger (the "Merger") of Newco with and into the Company pursuant to which each then outstanding share of Company Common Stock (other than shares owned by McDermott and Newco) will be converted into the right to receive $35.62 in cash. Unless the context otherwise requires, references in this opinion to the Company and McDermott include their respective subsidiaries.

Consummation of the Tender Offer is subject, among other things, to the condition that a majority of the shares of Company Common Stock held by the Public Stockholders shall have been tendered and not withdrawn (the "Minimum Condition"). The conditions precedent to consummation of the Merger include (i) consummation of the Tender Offer, (ii) approval of the Merger Agreement and the Merger by the holders (including McDermott and Newco) of two-thirds of the outstanding shares of Company Common Stock at a meeting of the holders of the Company Common Stock called for such purpose, (iii) the condition that the Tender Offer shall be consummated on or before July 31, 1999 and (iv) fulfillment of the covenant that there shall have been no waiver or modification of certain specified Tender Offer conditions, including no change that waives the Minimum Condition, decreases the consideration to be paid per share of Company Common Stock or the number of shares of Company Common Stock sought in the Tender Offer.

Simmons is acting as financial adviser to the Independent Committee of the Board of Directors of the Company in connection with the Merger Agreement. Simmons, as a specialized, energy-related investment banking firm, is engaged, among other things, in the valuation of businesses and their

Independent Committee of the
      Board of Directors
J. Ray McDermott, S.A.
May 6, 1999
Page 2


securities in connection with mergers and acquisitions, in the management and underwriting of sales of equity and debt to the public and in private placements of equity and debt. In addition, in the ordinary course of business, Simmons may actively trade the securities of the Company and McDermott for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Simmons has from time to time been engaged by the Company and McDermott to provide general corporate financial advisory services.

Before rendering this opinion, Simmons reviewed and analyzed, among other things, the following: (i) the most recent draft (dated May 5, 1999) of the Merger Agreement and certain amendments thereto (dated May 6, 1999); (ii) the financial statements and other information concerning the Company contained in the Company's Annual Reports on Form 10-K for each of the three fiscal years ended March 31, 1998, the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998, September 30, 1998 and December 31, 1998, the Company's Current Report on Form 8-K dated July 30, 1998, and the Company's Proxy Statement dated July 1, 1998; (iii) certain business and financial information relating to the Company, including certain limited financial forecasts prepared by management of the Company, provided to Simmons by the Company; (iv) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; (vi) certain publicly available information concerning estimates of the future operating performances of the Company and the comparable companies prepared by industry analysts unaffiliated with either the Company or McDermott; and (vii) certain publicly available information concerning the nature and terms of certain other transactions we considered relevant to the inquiry. We also met with certain officers and employees of the Company and McDermott to discuss the foregoing, as well as other matters we believed to be relevant to this opinion. We were not requested to approach and we did not approach any unaffiliated persons or entities with respect to the acquisition of the Company, any of its subsidiaries, any of their assets, or the shares of Company Common Stock held by the Public Stockholders.

In arriving at this opinion, we, with your consent, assumed and relied upon the accuracy and completeness of all the foregoing information (other than financial forecasts) and did not independently verify any of such information. With respect to the limited financial forecasts, we utilized certain information set forth therein and assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We did not conduct a physical inspection of any of the assets, operations or facilities of the Company and did not make or receive any independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company. Without limiting the foregoing, we note that the Company is subject to the governmental investigations and litigation described in note (6) (the "HeereMac Litigation")

Independent Committee of the
      Board of Directors
J. Ray McDermott, S.A.
May 6, 1999
Page 3

to the interim financial statements of the Company included in its Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, and that, upon consummation of the Merger, the Public Stockholders will be relieved of the exposure to the potential risk that the Company will be forced to pay damages in connection with the HeereMac Litigation in excess of any current accruals therefor. We express no opinion with respect to any matter relating to any of such litigation.

In conducting our analysis and arriving at our opinion expressed herein, we considered such financial and other factors as we deemed appropriate under the circumstances including, without limitation, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for the Company Common Stock and for the equity securities of certain other companies we believed to be comparable to the Company; and (iv) the nature and terms of certain other acquisition transactions that we believe to be relevant. In rendering our opinion, we took into account the fact that McDermott owns 63% of the outstanding Company Common Stock. We also took into account our assessment of general economic, market and financial conditions and our experience in connection with similar transactions and securities' valuations generally. The opinion expressed herein is necessarily based upon conditions as they exist and can be evaluated on, and on the information made available at, the date hereof.

In its capacity as financial adviser to the Independent Committee, Simmons will receive a customary fee for its services which is in part contingent upon effectuation of the transactions contemplated by the Merger Agreement. This opinion is for the use and benefit of the Independent Committee. This opinion does not address the merits of the underlying decision by the Company to enter into the Merger Agreement and does not constitute a recommendation to any stockholder as to how such stockholder should respond to the Tender Offer or vote on the Merger Agreement or Merger or on any matter related thereto. We are not expressing any opinion herein as to the prices at which the Company Common Stock will trade following announcement of the Tender Offer or the Merger.

Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by the Public Stockholders pursuant to the Tender Offer and the Merger in accordance with the Merger Agreement is fair, from a financial point of view, to the Public Stockholders.

Very truly yours,

SIMMONS & COMPANY INTERNATIONAL

/s/ Frederick W. Charlton

Frederick W. Charlton
Managing Director

                                                                         ANNEX C

                                    May 7, 1999


Board of Directors
and
Finance Committee of the Board of Directors of McDermott International, Inc.
1450 Poydras Street
New Orleans, LA  70112-6050

Members of the Board of Directors and Finance Committee:

     J. Ray McDermott, S.A. (the "Company") and McDermott International, Inc. (the "Parent") entered into an Agreement and Plan of Merger, dated as of May 7, 1999 (the "Agreement"), pursuant to which (i) a wholly owned subsidiary of the Parent ("Merger Subsidiary") would commence a tender offer (the "Offer") for all the outstanding shares of the Company's common stock, par value $.01 per share (the "Shares"), not held by the Parent, for $35.62 per share, net to the seller in cash (the "Common Share Price"), and (ii) Merger Subsidiary would be merged with the Company in a merger (the "Merger") in which Shares not acquired in the Offer, other than Shares held in treasury or held by the Parent or any affiliate of the Parent, would be converted into the right to receive the Common Share Price. The Offer and the Merger, taken together, are referred to as the "Transaction."

     You have asked us whether, in our opinion, the Common Share Price to be paid by the Parent pursuant to the Transaction is fair from a financial point of view to the Parent.

     In arriving at the opinion set forth below, we have, among other things:

        (1) Reviewed certain publicly available business and financial information relating to the Company and the Parent that we deemed to be relevant;

        (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Parent, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the "Expected Synergies"), furnished to us by the Company and the Parent respectively;

        (3) Conducted discussions with members of senior management and representatives of the Company and the Parent concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Transaction and the Expected Synergies;

        (4) Reviewed the market prices and valuation multiples for the Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

        (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

        (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions which we deemed to be relevant;

        (7) Participated in discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

        (8) Reviewed the potential pro forma impact of the Transaction on the Parent;

        (9)  Reviewed the Agreement; and

        (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Parent or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Parent. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Parent, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Parent's management as to the expected future financial performance of the Company or the Parent, as the case may be, and the Expected Synergies.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

     We are acting as financial advisor to the Parent in connection with the Transaction and will receive a fee from the Parent for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Parent has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past provided financial advisory and financial services to the Parent and the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Shares as well as securities of the Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is solely for the use and benefit of the Board of Directors of the Parent and the Finance Committee of the Board of Directors in their evaluation of the Transaction and shall not be used for any other purpose. Our opinion does not address the merits of the underlying decision by the Parent to engage in the Transaction. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Parent, or any other party. This opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") or any of its affiliates be made by the Parent or any of its affiliates, without the prior written consent of Merrill Lynch.

     We are not expressing any opinion herein as to the prices at which the Parent's shares will trade following the announcement or consummation of the Transaction.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Common Share Price to be paid by the Parent pursuant to the Transaction is fair from a financial point of view to the Parent.

                         Very truly yours,


                         MERRILL LYNCH, PIERCE, FENNER
                           & SMITH INCORPORATED

                                                                        ANNEX D

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
J. Ray McDermott, S.A.

  We have audited the accompanying consolidated balance sheet of J. Ray McDermott, S.A. as of March 31, 1997 and 1996, and the related consolidated statements of income (loss), equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J. Ray McDermott, S.A. at March 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for postemployment benefits in 1995.

                                          ERNST & YOUNG LLP

New Orleans, Louisiana
July 10, 1997

                             J. RAY McDERMOTT, S.A.

                           CONSOLIDATED BALANCE SHEET

                            MARCH 31, 1997 and 1996

                                                            1997        1996
                         ASSETS                          ----------  ----------
                                                            (In thousands)
Current Assets:
  Cash and cash equivalents............................  $  134,948  $  166,408
  Short-term investments in debt securities............      75,516          --
  Accounts receivable--trade...........................     261,621     193,643
  Accounts receivable--unconsolidated affiliates.......      58,324      46,209
  Accounts receivable--other...........................      32,113      57,421
  Contracts in progress................................      81,900     181,375
  Other current assets.................................      23,972      57,291
                                                         ----------  ----------
   Total Current Assets................................     668,394     702,347
Property, Plant and Equipment, at Cost:
  Land.................................................      20,839      21,175
  Buildings............................................      78,962      76,774
  Machinery and equipment..............................   1,054,776   1,070,326
  Property under construction..........................      18,424      17,958
                                                         ----------  ----------
                                                          1,173,001   1,186,233
  Less accumulated depreciation........................     816,271     793,833
                                                         ----------  ----------
Net Property, Plant and Equipment......................     356,730     392,400
                                                         ----------  ----------
Excess of Cost Over Fair Value of Net Assets of
 Purchased Businesses Less Accumulated Amortization of
 $52,405,000 at March 31, 1997 and $28,799,000 at March
 31, 19996.............................................     296,394     316,863
                                                         ----------  ----------
Investment in unconsolidated Affiliates................      81,981      72,806
                                                         ----------  ----------
Other Assets...........................................      56,169      53,329
                                                         ----------  ----------
   TOTAL...............................................  $1,459,668  $1,537,745
                                                         ==========  ==========

                 LIABILITIES AND EQUITY
Current Liabilities:
  Notes payable and current maturities of long-term
   debt................................................  $  109,095  $   96,130
  Accounts payable.....................................     144,388     103,473
  Accounts payable to McDermott International..........          --      47,695
  Accrued contract costs...............................      63,586      69,827
  Accrued liabilities--other...........................     110,366     120,515
  Deposit on equipment sale............................          --      30,000
  Advance billings on contracts........................      86,542      36,581
  U.S. and foreign income taxes........................      22,282      28,717
                                                         ----------  ----------
   Total Current Liabilities...........................     536,259     532,938
                                                         ----------  ----------
Long-Term Debt.........................................     273,443     114,532
                                                         ----------  ----------
Note Payable to McDermott International                          --     231,000
                                                         ----------  ----------
Deferred and Non-Current Income Taxes..................      42,556      50,016
                                                         ----------  ----------
Other Liabilities......................................      71,452      55,362
                                                         ----------  ----------
Contingencies
                                                         ----------  ----------
Stockholders' Equity:
  Preferred Stock, authorized 10,000,000 shares;
   outstanding 3,200,000 shares Series A $2.25
   cumulative convertible, par value $.01 per share,
   (liquidation preference $160,000,000)...............          32          32
  Common stock, par value $0.01 per share, authorized
   60,000,000 shares; outstanding 40,617,792 at March
   31, 1997 and 40,197,946 at March 31, 1996...........         406         402
  Capital in excess of par value.......................     590,263     581,609
  Deficit..............................................     (33,463)    (14,576)
  Currency translation adjustments.....................     (21,280)    (13,570)
                                                         ----------  ----------
   Total Stockholders' Equity..........................     535,958     553,897
                                                         ----------  ----------
   TOTAL...............................................  $1,459,668  $1,537,745
                                                         ==========  ==========

          See accompanying notes to consolidated financial statements.

                            J. RAY McDERMOTT, S.A.

                    CONSOLIDATED STATEMENT OF INCOME (LOSS)

                FOR THE THREE FISCAL YEARS ENDED MARCH 31, 1997

                                               1997        1996        1995
                                            ----------  ----------  ----------
                                                     (In thousands)
Revenues..................................  $1,367,587  $1,227,841  $1,127,320
                                            ----------  ----------  ----------
Costs and Expenses:
  Cost of operations (excluding
   depreciation and amortization).........   1,158,025   1,000,751     883,513
  Depreciation and amortization...........      96,469      85,566      70,372
  Selling, general and administrative
   expenses...............................     116,977     116,725     114,165
                                            ----------  ----------  ----------
                                             1,371,471   1,203,042   1,068,050
                                            ----------  ----------  ----------
Gain on Asset Disposals and Impairments--
 net......................................      29,019       2,530       1,862
Operating Income before Equity in Income
 of Investees.............................      25,135      27,329      61,132
Equity in Income (Loss) of Investees......      (8,064)      9,124      22,857
                                            ----------  ----------  ----------
  Operating income........................      17,071      36,453      83,989
                                            ----------  ----------  ----------
Other Income (Expense):
  Interest income.........................      16,387       6,014       9,298
  Interest expense........................     (40,043)    (42,387)    (25,158)
  Other--net..............................       7,314       4,999       1,456
                                            ----------  ----------  ----------
                                              (16,342)     (31,374)    (14,404)
                                            ----------  ----------  ----------
Income before Provision for Income Taxes
 and Cumulative Effect of Accounting
 Change...................................         729       5,079      69,585
Provision for Income Taxes................      12,555       4,892       8,885
                                            ----------  ----------  ----------
Income (Loss) before Cumulative Effect of
 Accounting Change........................     (11,826)        187      60,700
Cumulative Effect of Accounting Change....          --          --      (1,326)
                                            ----------  ----------  ----------
Net Income (Loss).........................  $  (11,826) $      187  $   59,374
                                            ==========  ==========  ==========
Net Loss Applicable to Common Stock (after
 Preferred Stock dividends)...............  $  (19,026) $   (7,524)
                                            ==========  ==========
Loss Per Common and Common Equivalent
 Share (Primary and Fully Diluted)........  $    (0.47) $    (0.19)
                                            ==========  ==========
CASH DIVIDENDS:
  Per preferred share.....................  $     2.25  $     2.25
                                            ==========  ==========

  Earnings per share are not presented for fiscal year 1995 because JRM was not a separate entity with its own capital structure for that period.

         See accompanying notes to consolidated financial statements.

                            J. RAY McDERMOTT, S.A.

                       CONSOLIDATED STATEMENT OF EQUITY

                FOR THE THREE FISCAL YEARS ENDED MARCH 31, 1997

                   (In thousands, except for share amounts)

                         Preferred Stock
                  -------------------------------
                     Series A        Series B       Common Stock
                  --------------- --------------- ---------------- Capital In                      Currency
                             Par             Par              Par  Excess Of            Owner's   Translation
                   Shares   Value  Shares   Value   Shares   Value Par Value  Deficit    Equity   Adjustments  Total
                  --------- ----- --------  ----- ---------- ----- ---------- --------  --------  ----------- --------
Balance March
31, 1994........         --  $--        --   $--          -- $ --   $     --  $     --  $279,946   $(26,925)  $253,021
                  ---------  ---  --------   ---  ---------- ----   --------  --------  --------   --------   --------
Net Income......         --   --        --    --          --   --         --    (5,106)   64,480         --     59,374
Preferred
dividends.......         --   --        --    --          --   --         --    (1,117)       --         --     (1,117)
Translation
adjustments.....         --   --        --    --          --   --         --        --        --     12,292     12,292
Distributions to
McDermott
International...         --   --        --    --          --   --         --        --   (46,249)        --    (46,249)
Contribution of
McDermott
International's
marine
construction
services
business........  3,200,000   32        --    --  24,668,297  246    231,277        --  (298,177)        --    (66,622)
Acquisition of
Offshore
Pipelines,
Inc.............         --   --   458,632     5  13,917,946  139    348,573        --        --         --    348,717
Exercise of
stock options...         --   --        --    --      63,106    1        429        --        --         --        430
Loss on
investments.....         --   --        --    --          --   --         --      (375)       --         --       (375)
                  ---------  ---  --------   ---  ---------- ----   --------  --------  --------   --------   --------
Balance March
31, 1995........  3,200,000   32   458,632     5  38,649,349  386    580,279    (6,598)       --    (14,633)   559,471
                  ---------  ---  --------   ---  ---------- ----   --------  --------  --------   --------   --------
Net income......         --   --        --    --          --   --         --       187        --         --        187
Preferred
dividends.......         --   --        --    --          --   --         --    (7,711)       --         --     (7,711)
Preferred stock
conversion......         --   --  (458,632)   (5)  1,065,193   11        (13)       --        --         --         (7)
Translation
adjustments.....         --   --        --    --          --   --         --        --        --      1,063      1,063
Exercise of
stock options...         --   --        --    --     353,978    4      1,527        --        --         --      1,531
Tax benefit on
exercise of
stock options...         --   --        --    --          --   --      2,629        --        --         --      2,629
Restricted stock
purchases--net..         --   --        --    --      49,070   --         39        --        --         --         39
Contributions to
thrift plan.....         --   --        --    --      80,356    1      1,585        --        --         --      1,586
Deferred career
executive stock
plan expense....         --   --        --    --          --   --        148        --        --         --        148
Loss on
investments.....         --   --        --    --          --   --         --      (452)       --         --       (452)
Minimum pension
liability.......         --   --        --    --          --   --         --        (2)       --         --         (2)
Division of
McDermott
International
pension plan....         --   --        --    --          --   --     (4,585)       --        --         --     (4,585)
                  ---------  ---  --------   ---  ---------- ----   --------  --------  --------   --------   --------
Balance March
31, 1996........  3,200,000   32        --    --  40,197,946  402    581,609   (14,576)       --    (13,570)   553,897
                  ---------  ---  --------   ---  ---------- ----   --------  --------  --------   --------   --------
Net Loss........         --   --        --    --          --   --         --   (11,826)       --         --    (11,826)
Preferred
dividends.......         --   --        --    --          --   --         --    (7,200)       --         --     (7,200)
Translation
adjustments.....         --   --        --    --          --   --         --        --        --     (7,710)    (7,710)
Exercise of
stock options...         --   --        --    --     297,524    3      2,841        --        --         --      2,844
Tax benefit on
exercise of
stock options...         --   --        --    --          --   --      1,724        --        --         --      1,724
Restricted stock
purchases--net..         --   --        --    --      45,210   --         (9)       --        --         --         (9)
Contributions to
thrift plan.....         --   --        --    --      77,112    1      1,892        --        --         --      1,893
Deferred career
executive stock
plan expense....                                          --   --        963        --        --         --        963
Gain on
investments.....         --   --        --    --          --   --         --       137        --         --        137
Minimum pension
liability.......         --   --        --    --          --   --         --         2        --         --          2
Purchase of
assets from
International...         --   --        --    --          --   --      1,243        --        --         --      1,243
                  ---------  ---  --------   ---  ---------- ----   --------  --------  --------   --------   --------
Balance March
31, 1997........  3,200,000  $32        --   $--  40,617,792 $406   $590,263  $(33,463) $     --   $(21,280)  $535,958
                  =========  ===  ========   ===  ========== ====   ========  ========  ========   ========   ========

         See accompanying notes to consolidated financial statements.

                             J. RAY McDERMOTT, S.A.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                FOR THE THREE FISCAL YEARS ENDED MARCH 31, 1997

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                      1997      1996     1995
                                                    --------  --------  -------
                                                         (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss).................................  $(11,826) $    187  $59,374
                                                    --------  --------  -------
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
 Depreciation and amortization....................    96,469    85,566   70,372
 Equity in income or loss of investees, less
  dividends.......................................     8,064    (6,833)  42,810
 Gain on asset disposals and impairments-net......   (29,019)   (2,530)  (1,862)
 Benefit from deferred taxes......................    (7,600)   (2,338) (35,769)
 Other............................................     3,779    (3,461)   1,253
 Changes in assets and liabilities, net of effects
  from acquisitions:
 Accounts receivable..............................   (52,378)   49,005   28,290
 Net contracts in progress and advance billings...   147,151  (150,121)  13,081
 Accounts payable.................................    (9,019)  (23,430) (46,707)
 Accrued contract costs...........................    (6,241)   16,217     (692)
 Accrued liabilities..............................   (12,859)   (3,142) (32,997)
 Income taxes.....................................      (418)   (9,927)   9,958
 Other, net.......................................   (16,712)    1,901  (28,086)
                                                    --------  --------  -------
NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES.......................................   109,391   (48,906)  79,025
                                                    --------  --------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition.......................................        --        --   10,828
Purchases of property, plant and equipment........   (56,790)  (38,033) (40,082)
Proceeds from asset disposals.....................    57,636   133,693   15,580
Purchases of short-term investments--net..........   (74,866)       --       --
Investment in asset held for lease................    (1,821)  (29,620)  (6,711)
Increase in notes receivable from McDermott
 International....................................        --        --  (16,802)
Investments in equity investees...................    (3,908)   (6,827)    (398)
Returns from investees............................    12,500    37,097       --
Deposit on equipment sale.........................        --    30,000       --
Other.............................................       137      (452)    (375)
                                                    --------  --------  -------
NET CASH PROVIDED BY (USED IN) INVESTING
 ACTIVITIES.......................................   (67,112)  125,858  (37,960)
                                                    --------  --------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of long-term debt.........................  $(13,090) $ (6,808) $  (132)
Issuance of long-term debt........................   244,375    32,756    2,348
Increase (decrease) in short-term borrowings......   (72,094)   36,001   22,348
Decrease in notes payable to McDermott
 International....................................  (231,000)  (20,542) (19,705)
Distributions to McDermott International..........        --        --  (46,249)
Issuance of common stock..........................     4,569     4,197      430
Preferred dividends paid..........................    (7,200)   (7,928)    (900)
Other.............................................        --      (523)    (667)
                                                    --------  --------  -------
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES.......................................   (74,440)   37,153  (42,527)
                                                    --------  --------  -------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH..........       701        79      343
                                                    --------  --------  -------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS......................................   (31,460)  114,184   (1,119)
                                                    --------  --------  -------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR....   166,408    52,224   53,343
                                                    --------  --------  -------
CASH AND CASH EQUIVALENTS AT END OF YEAR..........  $134,948  $166,408  $52,224
                                                    ========  ========  =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
 Interest (net of amount capitalized).............  $ 35,816  $ 41,905  $23,146
 Income taxes (net of refunds)....................  $ 22,823  $ 11,277  $21,910
                                                    ========  ========  =======

          See accompanying notes to consolidated financial statements.

                            J. RAY McDERMOTT, S.A.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE THREE FISCAL YEARS ENDED MARCH 31, 1997

NOTE 1--BASIS OF PRESENTATION

  J. Ray McDermott, S.A. ("JRM") was incorporated on March 22, 1994 in the Republic of Panama and had no significant operations prior to January 31, 1995 when McDermott International, Inc. ("International") contributed substantially all of its marine construction services business to JRM and JRM acquired Offshore Pipelines, Inc. ("OPI"). See Note 3 to the consolidated financial statements.

  JRM issued 3,200,000 shares of Series A $2.25 Cumulative Convertible Preferred Stock; 24,668,297 shares of common stock; $231,000,000 of 9% Senior Subordinated Notes due 2001 and a Floating Rate Demand Note of $39,750,000 to International in exchange for its marine construction services business excluding certain assets and liabilities which were retained by International.

  The contribution of International's marine construction services business to JRM was accounted for in a manner similar to a pooling of interests and the financial statements reflect International's historical cost of the assets and liabilities contributed. For the period prior to the contribution, the financial statements include charges from International for direct costs and allocations of corporate overhead and other costs. Management believes that the allocation methods were reasonable and that the allocations were representative of what the costs would have been on a stand alone basis.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements are presented in U.S. Dollars in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of JRM, and all subsidiaries and controlled joint ventures. Investments in joint ventures and other entities which JRM does not control but has significant influence over are accounted for on the equity method. Differences between the cost of equity method investments and the amount of underlying equity in net assets of the investees are amortized systematically to income. All significant intercompany transactions and accounts have been eliminated. Certain amounts previously reported have been reclassified to conform with the presentation at March 31, 1997.

  Unless the context otherwise requires, hereinafter, "JRM" will be used to mean J. Ray McDermott, S.A. and its consolidated subsidiaries; "International" will be used to mean McDermott International, Inc., a Panamanian corporation that is the parent company of the McDermott group of companies and the majority owner of JRM; and "McDermott International" will be used to mean the consolidated enterprise.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Accounting Change

  Effective April 1, 1994, JRM adopted Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits," in accounting for disability benefits and other types of benefits paid to employees, their beneficiaries and covered dependents after active employment, but before retirement. The cumulative effect as of April 1, 1994 of this change in accounting was to reduce net income by

$1,326,000 (net of income taxes of $72,000). Other than the cumulative effect, the accounting change had no material effect on the results of fiscal year 1995. Prior to April 1, 1994, JRM recognized the cost of providing most of these benefits on a cash basis.

 Investments

  JRM's investments, primarily government obligations and other debt securities, are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported in shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in other income. The cost of securities sold is based on the specific identification method. Interest on securities is included in interest income.

 Foreign Currency Translation

  Assets and liabilities of foreign operations, other than operations in highly inflationary economies, are translated into U.S. Dollars at current exchange rates and income statement items are translated at average exchange rates for the year. Adjustments resulting from the translation of foreign currency financial statements are recorded in a separate component of equity. Foreign currency transaction adjustments are reported in income. Included in Other Income (Expense) are transaction gains (losses) of $1,108,000, ($1,916,000), and $711,000 for fiscal years 1997, 1996 and 1995, respectively.

 Contracts and Revenue Recognition

  Contract revenues and related costs are principally recognized on a percentage of completion method for individual contracts or components thereof based upon work performed or a cost to cost method, as applicable to the product or activity involved. Revenues and related costs so recorded, plus accumulated contract costs that exceed amounts invoiced to customers under the terms of the contracts, are included in Contracts in Progress. Billings that exceed accumulated contract costs and revenues and costs recognized under percentage of completion are included in Advance Billings on Contracts. Most long-term contracts have provisions for progress payments. There are no unbilled revenues which will not be billed. Contract price and cost estimates are reviewed periodically as the work progresses and adjustments proportionate to the percentage of completion are reflected in income in the period when such estimates are revised. Provisions are made currently for all known or anticipated losses. Variations from estimated contract performance could result in a material adjustment to operating results for any fiscal quarter or year. Claims for extra work or changes in scope of work are included in contract revenues when collection is probable. Included in Accounts Receivable and Contracts in Progress are approximately $508,000 and $7,639,000 relating to commercial contract claims whose final settlement is subject to future determination through negotiations or other procedures which had not been completed at March 31, 1997 and 1996, respectively.

                                                               1997      1996
                                                             --------  --------
                                                              (In thousands)
      Included in Contracts in Progress are:
      Costs incurred less costs of revenue recognized....... $ 59,660  $ 52,119
      Revenues recognized less billings to customers........   22,240   129,256
                                                             --------  --------
      Contracts in Progress................................. $ 81,900  $181,374
                                                             ========  ========
      Included in Advance Billings on Contracts are:
      Billings to customers less revenues recognized........ $123,100  $ 52,071
      Costs incurred less costs of revenue recognized.......  (36,558)  (15,490)
                                                             --------  --------
      Advance Billings on Contracts......................... $ 86,542  $ 36,581
                                                             ========  ========

  Included in accounts receivable--trade are amounts representing retainages on contracts as follows:

                                                                  1997    1996
                                                                 ------- -------
                                                                 (In thousands)
      Retainages................................................ $13,693 $21,705
                                                                 ======= =======

  All of the 1997 retainages are expected to be collected within the next year.

 Depreciation, Maintenance and Repairs and Drydocking Expenses

  Except for major marine vessels, property, plant and equipment is depreciated on the straight-line method, using estimated economic useful lives of 8 to 30 years for buildings and 2 to 20 years for machinery and equipment. Major marine vessels are depreciated on the units-of-production method based on the utilization of each vessel. Depreciation expense calculated under the units-of-production method may be less than, equal to, or greater than depreciation expense calculated under the straight-line method in any period. The annual depreciation based on utilization of each vessel will not be less than the greater of 25% of annual straight-line depreciation, or 50% of cumulative straight-line depreciation.

  Maintenance, repairs and renewals which do not materially prolong the useful life of an asset are expensed as incurred except for drydocking costs for the marine fleet, which are estimated and accrued over the period of time between drydockings, and such accruals are charged to operations currently.

 Amortization of Excess Cost Over Fair Value of Net Assets of Purchased
Businesses

  Excess of cost over fair value of net assets of purchased businesses primarily pertains to the acquisition of OPI and is being amortized on a straight-line basis over 15 years. Management periodically reviews goodwill to access recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur.

 Earnings Per Share

  Primary earnings per share is based on the weighted average number of common and dilutive common equivalent shares outstanding during the year. Fully diluted earnings per share is the same as primary since the computations were antidilutive.

 Capitalization of Interest Cost

  In fiscal years 1997, 1996 and 1995, total interest cost incurred was $40,760,000, $43,712,000 and $25,325,000, respectively, of which $717,000,
$1,325,000 and $167,000, respectively, was capitalized.

 Cash Equivalents

  Cash equivalents are highly liquid investments, with maturities of three months or less when purchased.

 Derivative Financial Instruments

  Derivatives, primarily forward exchange contracts, are utilized to minimize exposure and reduce risk from foreign exchange fluctuations in the regular course of business. Gains and losses relating to qualifying hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transactions occur. Gains and losses on forward exchange contracts which hedge foreign currency assets or liabilities are recognized in income as incurred. Such amounts effectively offset gains and losses on the foreign currency assets or liabilities that are hedged.

NOTE 3--ACQUISITION

  On January 31, 1995, JRM acquired OPI, a full-range provider of offshore marine construction and other related services to the oil and gas industry. Pursuant to the Merger Agreement, OPI investors received 13,867,946 shares of JRM common stock; options to acquire 897,818 shares of JRM common stock and 458,632 shares of JRM Series B $2.25 Cumulative Convertible Exchangeable Preferred Stock in exchange for all of the outstanding common stock, common stock options and preferred stock of OPI. The acquisition was accounted for by the purchase method and, accordingly, the purchase price ($369,868,000, including direct costs of acquisition and non-compete agreements) was allocated to the underlying assets and liabilities based upon preliminary fair values at the date of acquisition which resulted in excess cost over fair value of net assets acquired of $235,000,000. During fiscal year 1996, JRM completed certain asset and liability valuations related primarily to joint ventures, property, plant and equipment, and preacquisition contingencies resulting in an increase in excess cost over fair value of net assets acquired of $95,000,000. Additionally, during fiscal year 1996 management completed its assessment of the amortization period of excess of cost over fair value of net assets acquired and determined the amortization period should be 15 years. Operating results have been included in the Consolidated Statement of Income from the acquisition date.

  Unaudited pro forma results of operations for fiscal year ended March 31, 1995 assuming that the contribution by McDermott International of substantially all of its marine construction services business to JRM and the acquisition of OPI had occurred as of the beginning of the fiscal year are: revenues of $1,442,694,000, income before cumulative effect of accounting change of $42,617,000 ($0.88 per share primary and fully diluted) and net income of $41,291,000 ($0.84 per share primary and fully diluted). The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been completed as of April 1, 1994.

NOTE 4--INVESTMENTS IN UNCONSOLIDATED AFFILIATES

  During the fourth quarter of fiscal year 1997, and effective as of the beginning of the year, JRM changed from the equity to the cost method of accounting for its investment in the HeereMac joint venture as a result of JRM's determination that it is unable to exercise significant influence over HeereMac's operating and financial policies. Equity income of HeereMac was $1,083,000 and $6,244,000 in fiscal years 1996 and 1995, respectively.

  Transactions with unconsolidated affiliates included sales to ($110,150,000, $135,051,000 and $136,681,000 in fiscal years 1997, 1996 and 1995, respectively, including approximately $9,609,000, $44,491,000 and $54,657,000, respectively, attributable to leasing activities) and purchases from ($8,765,000, $9,109,000, and $1,119,000 in fiscal years 1997, 1996 and 1995, respectively) these entities. Included in non-current Other Assets at March 31, 1997 was $2,102,000 of accounts receivable from an unconsolidated affiliate. Included in Accounts payable at March 31, 1997 and 1996 were $11,792,000 and $4,471,000, respectively, of payables to unconsolidated affiliates.

  In fiscal year 1997, JRM realized a gain of $16,682,000 on the sale of a marine vessel by HeereMac on behalf of JRM. During fiscal year 1996, JRM sold to the HeereMac joint venture the major marine vessels that it had been leasing to the joint venture. JRM received cash of $135,969,000, including a $30,000,000 advance deposit on the sale of certain marine equipment which was completed during fiscal year 1997, and a 7.75% note receivable of $105,000,000 and recorded a deferred gain of $103,239,000, which was being amortized over HeereMac's depreciable lives of the vessels prior to the change to the cost method of accounting for JRM's investment in HeereMac. Subsequent to the change, the deferred gain is recognized by JRM as the note is repaid. The note receivable ($92,500,000 at March 31, 1997), net of the deferred gain ($90,803,000 at March 31, 1997) is included in investment in unconsolidated affiliates. In addition to the vessel sale in fiscal year 1996, JRM received $37,097,000 as a return of capital from the HeereMac joint venture.

  In fiscal year 1995, JRM contributed various marine construction barges with a cost of $102,602,000 and accumulated depreciation of $76,763,000 and sold a derrick barge for $9,101,000 to the HeereMac joint venture.

  At March 31, 1997 and 1996, property, plant and equipment included $141,409,000 and $141,293,000, and accumulated depreciation included $102,242,000 and $89,312,000, respectively, of marine equipment that is leased to unconsolidated investees. Dividends received from unconsolidated investees accounted for by the equity method were $2,291,000 and $65,667,000 in fiscal years 1996 and 1995, respectively. Undistributed earnings in unconsolidated affiliates accounted for by the equity method were $12,937,000 and $27,506,000, respectively, at March 31, 1997 and 1996.

  Summarized combined balance sheet and income statement information based on the most recent financial information for investments in entities accounted for by the equity method are presented below:

                                                              1997      1996
                                                            -------- ----------
                                                              (In thousands)
      Current Assets....................................... $293,779 $  407,205
      Non-Current Assets...................................  109,410    622,900
                                                            -------- ----------
        Total Assets....................................... $403,189 $1,030,105
                                                            ======== ==========
      Current Liabilities.................................. $311,478 $  405,818
      Non-Current Liabilities..............................   13,513    464,337
      Owners' Equity.......................................   78,198    159,950
                                                            -------- ----------
        Total Liabilities and Owners' Equity............... $403,189 $1,030,105
                                                            ======== ==========

                                                     1997      1996     1995
                                                   --------  -------- --------
                                                         (In thousands)
      Revenues.................................... $846,659  $907,151 $725,225
      Gross Profit................................ $ 66,777  $203,102 $153,075
      Income (Loss) before Provision for Income
       Taxes...................................... $ (5,924) $ 16,396 $ 52,899
      Provision for Income Taxes..................    7,227     2,297    4,193
                                                   --------  -------- --------
        Net Income (Loss)......................... $(13,151) $ 14,099 $ 48,706
                                                   ========  ======== ========

NOTE 5--INCOME TAXES

  Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted. All income has been earned outside of Panama and JRM is not subject to income tax in Panama on income earned outside of Panama. Therefore, there is no expected relationship between the provision for income taxes and income before income taxes. The major reason for the variations in such relationships is that income is earned within and subject to the taxation laws of various countries, each of which has a regime of taxation which varies from that of any other country (not only with respect to nominal rate but also with respect to the allowability of deductions, credits and other benefits) and because the proportional extent to which income is earned in, and subject to tax by, any particular country or countries varies from year to year. JRM and certain of its subsidiaries keep books and file tax returns on the completed contract method of accounting.

  Prior to the January 31, 1995 contribution by International, the U.S. subsidiaries and divisions of JRM were included in the U.S. federal income tax return filed by McDermott Incorporated ("McDermott"), a subsidiary of International. McDermott's policy for allocation of U.S. federal income taxes provided generally that the U.S. subsidiaries and divisions of JRM compute the provision for U.S. federal income taxes on a separate company basis. Subsequent to the contribution, these U.S. subsidiaries and divisions are included in the U.S. federal tax return filed by J. Ray McDermott Holdings, Inc., a subsidiary of JRM.

  Deferred income taxes reflect the net tax effects of temporary differences between the financial and tax bases of assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 1997 and 1996 were as follows:

                                                              1997      1996
                                                            --------  --------
                                                             (In thousands)
Deferred tax assets:
  Accrued liabilities for postretirement health care
   benefits................................................ $  7,127  $  9,902
  Accrued liabilities for executive and employee incentive
   compensation............................................    2,043     1,567
  Long-term contracts......................................    3,176     4,973
  Accrued pension liability................................    4,125     2,449
  Accrued drydock liability................................    2,219     2,771
  Investments in joint ventures and affiliated companies...    1,599        --
  Operating loss carryforwards.............................   32,595    21,520
  Property, plant and equipment............................    1,036     1,057
  Accrued provisions for facility closings.................      104       354
  Accrued vacation pay.....................................    1,041       935
  Other....................................................    4,932     5,132
                                                            --------  --------
    Total deferred tax assets..............................   59,997    50,660
  Valuation allowance for deferred tax assets..............  (19,136)  (16,216)
                                                            --------  --------
    Total deferred tax assets--net.........................   40,861    34,444
                                                            --------  --------
Deferred tax liabilities:
  Property, plant and equipment............................   31,105    27,808
  Long-term contracts                                          4,394    10,149
  Investment in joint ventures and affiliated companies           --       762
  Prepaid pension costs....................................    1,488        --
  Other....................................................    1,583     2,695
                                                            --------  --------
    Total deferred tax liabilities.........................   38,570    41,414
                                                            --------  --------
    Net deferred tax assets (liabilities).................. $  2,291  $ (6,970)
                                                            ========  ========

  Income before provision for income taxes and cumulative effect of accounting change was as follows:

                                                       1997     1996     1995
                                                      -------  -------  -------
                                                          (In thousands)
      U.S............................................ $(7,851) $(1,362) $(3,265)
      Other than U.S.................................   8,580    6,441   72,850
                                                      -------  -------  -------
                                                      $   729  $ 5,079  $69,585
                                                      =======  =======  =======

  The provision for income taxes consists of:

                                                      1997     1996     1995
                                                     -------  ------  --------
                                                          (In thousand)
      Current:
        U.S.--Federal............................... $15,568  $  986  $ 30,514
        U.S.--State and local.......................    (366)     --        --
        Other than U.S..............................   4,953   6,244    14,140
                                                     -------  ------  --------
          Total current.............................  20,155   7,230    44,654
                                                     -------  ------  --------
      Deferred:
        U.S.--Federal...............................  (6,080)  5,426   (31,742)
        U.S.--State and local.......................  (2,585)     --        --
        Other than U.S..............................   1,065  (7,764)   (4,027)
                                                     -------  ------  --------
          Total deferred............................  (7,600) (2,338)  (35,769)
                                                     -------  ------  --------
      Provision for Income Taxes.................... $12,555  $4,892  $  8,885
                                                     =======  ======  ========

  The current provision for other than U.S. income taxes in 1997, 1996 and 1995 includes a reduction of $2,021,000, $3,763,000 and $1,323,000, respectively, for the benefit of net operating loss carryforwards. Initial recognition of OPI pre-acquisition tax benefits in fiscal year 1997 resulted in a reduction of excess cost over fair value of assets acquired of $3,115,000.

  JRM would be subject to U.S. withholding taxes on distributions of earnings from its U.S. subsidiaries. No U.S. withholding taxes have been provided as these earnings are considered indefinitely reinvested.

NOTE 6--RELATED PARTY TRANSACTIONS

  Transactions with subsidiaries, divisions and controlled joint ventures of McDermott International that are not disclosed elsewhere, are as follows:

                                                         1997    1996    1995
                                                        ------- ------- -------
                                                            (In thousands)
      Sale of marine construction services............. $16,611 $10,243 $ 2,652
      Purchase of engineering and other services.......  15,941  56,008  16,672
      Insurance premiums...............................   8,012  12,908  21,602
      Postretirement health care benefits..............      --      --   6,075
      Pension benefit..................................   1,094     843   6,679
      Selling, general and administrative expense......  13,987  11,900  19,690
      Interest income..................................      --     787   2,920
      Interest expense.................................   6,655  21,831  20,169

  Included in Accounts receivable--trade at March 31, 1997 are receivables from International of $2,543,000.

  During fiscal year 1997, JRM paid a $231,000,000 note payable to International and purchased from International certain diving support equipment and systems for $3,573,000 and nine cranes for use in JRM's fabrication and construction activities for $8,295,000.

  In connection with the acquisition of OPI, two directors and two officers of JRM entered into noncompetition agreements. As consideration, such directors and officers received a total of approximately $10,131,000 (including 50,000 shares of JRM's common stock valued at $1,131,000) during fiscal year 1995. In addition, one director (who resigned in April 1996) received $1,500,000 in fiscal years 1997 and 1996 and will receive additional payments of $1,500,000 per year over the next three years.

  In fiscal year 1995, JRM entered into an office sublease with an affiliate of a director (who resigned in April 1996) of JRM which expired in March 1997. During fiscal years 1997 and 1996, the affiliate paid $216,000 and $185,000, respectively, under the sublease. Under another agreement, JRM paid $576,000 to the affiliate in each of fiscal years 1997 and 1996 and reimbursed the affiliate for out-of-pocket expenses for the management and operations of JRM's offshore producing oil and gas property. Also during fiscal year 1996, JRM fabricated a caisson for the affiliate for $84,000. JRM sold an offshore jacket and deck to the affiliate for $1,100,000 during fiscal year 1995 and received approximately $2,000,000 from the affiliate during fiscal year 1996 pursuant to a contract to refurbish, transport and install the jacket and deck.

  JRM entered into agreements with an affiliate of another director of JRM pursuant to which, the subsidiary acquired interests in certain offshore oil and gas property. During fiscal year 1996 and 1995, JRM paid $2,036,000 and $3,000,000, respectively, to the affiliate under the agreements in connection with the acquisition of its interests and the development of such property. During fiscal year 1996, JRM sold its interest in the property to the affiliate in exchange for an $8,000,000 convertible production payment relating to such property. Pursuant to the terms of the agreements entered into in connection with such sale, JRM received a right to a production payment that allows it to share in up to $8,000,000 of the net proceeds on any production from the property based upon a percentage of its original interest in such property. In December 1995, this property was placed on production and JRM earned approximately $1,093,000 and $179,000 in fiscal years 1997 and 1996, respectively, as a result of this production payment. In addition, JRM owns 140,000 shares of common stock of this affiliate and 40,000 units in a limited partnership which is also an affiliate of this director.

  JRM has also entered into agreements with two affiliates of a director of JRM to design, fabricate and install several offshore pipelines or structures. The value of these agreements was approximately $82,000,000. At March 31, 1997, all work under these agreements had been completed and invoiced, of which $432,000 remained unpaid and is expected to be paid in the ordinary course of business.

  In connection with the acquisition of OPI, JRM entered into various agreements under which McDermott International provides administrative and technical services to JRM. These services include, but are not limited to: accounting, treasury, tax administration and other financial services; human relations; computing and telecommunications; corporate officer and secretarial; purchasing; and marine systems and automation. The cost of these services to JRM was $11,900,000 for fiscal years 1997 and 1996. Fiscal year 1997 selling, general and administrative expense also included $2,087,000 for corporate officer severance.

  Effective April 1, 1996, JRM and International, through subsidiaries, created a joint venture which is consolidated in JRM. The joint venture is a preferred (but not exclusive) provider of engineering services to certain subsidiaries of International in the U.S. for onshore-related work and to JRM for offshore-related work. The charges for such services are based on charges to unrelated parties for similar work and for general and administrative activities based on allocation of cost. Arrangements for pricing these services is reviewed periodically by the parties. During fiscal year 1997, the joint venture charged International and its subsidiaries approximately $10,867,000 for such services.

  Effective January 31, 1995, JRM sold to McDermott International those assets and liabilities comprising the shipyard business located in Morgan City, Louisiana that were included in the business contributed by McDermott International with the Merger. In consideration, JRM received $4,802,000.

  Certain officers and employees of JRM participate in certain benefit plans which involve the issuance of International Common Stock.

NOTE 7--NOTES PAYABLE AND LONG-TERM DEBT

                                                                1997     1996
                                                              -------- --------
                                                               (In thousands)
Long-term debt consists of:
Unsecured debt:
  9.375% Senior Subordinated Notes due 2006 ($250,000,000
   principal amount)......................................... $244,610 $     --
  12.875% Guaranteed Senior Notes due 2002 ($70,000,000
   principal amount--callable July 15, 1997).................   73,958   74,473
  Other notes payable........................................   14,143   13,401
Secured debt:
  Floating rate notes interest at one month LIBOR plus 2%
   (7.4375% inclusive at March 31, 1997) due 1999............   12,693   21,139
  Capitalized Lease Obligations..............................   13,276   16,398
                                                              -------- --------
                                                               358,680  125,411
Less amounts due within one year.............................   85,237   10,879
                                                              -------- --------
                                                              $273,443 $114,532
                                                              ======== ========

  Notes payable and current maturities of long-term debt consist of:

                                                              1997     1996
                                                            --------  -------
                                                             (In thousands)
      Short-term lines of credit--unsecured................ $ 23,858  $85,251
      Current maturities of long-term debt.................   85,237   10,879
                                                            --------  -------
                                                            $109,095  $96,130
                                                            ========  =======
      Weighted average interest rate on short-term
       borrowings..........................................     6.95%    6.88%
                                                            ========  =======

  During fiscal year 1997, JRM issued $250,000,000 principal amount 9.375% Senior Subordinated Notes due 2006 ("9.375% Notes"). The 9.375% Notes are redeemable, for cash, at the option of JRM in whole or in part, at any time on or after July 15, 2001 at a price of 104.688% of the principal amount, and thereafter at prices declining annually to 100% of the principal amount on or after July 15, 2004. The 12.875% Guaranteed Senior Notes ("12.875% Notes") are subject to mandatory sinking fund requirements beginning on July 15, 2000 calculated to retire 50% of the original principal amount prior to maturity in 2002. The 12.875% Notes are redeemable, for cash, at the option of JRM, at any time on or after July 15, 1997, in whole or in part, at a price of 106.4% of the principal amount, and thereafter at prices declining annually to 100% of the principal amount on or after July 15, 2000. The 12.875 % Notes are included in current maturities of long-term debt at March 31, 1997 due to JRM's decision to redeem the 12.875% Notes in whole on July 15, 1997.

  Maturities of long-term debt during the five fiscal years subsequent to March 31, 1997 are as follows: 1998--$85,237,000 (including the 12.875%
Notes); 1999--$14,582,000; 2000--$38,000; 2001--$38,000; 2002--$42,000.

  At March 31, 1997 and 1996, JRM had available various uncommitted short-term lines of credit from banks totaling $34,174,000 and $142,645,000, respectively. Borrowings by JRM against these lines of credit at March 31, 1997 and 1996 were $23,858,000 and $85,251,000, respectively. JRM is also a party to an unsecured and committed revolving credit facility (the "JRM Revolver") with a group of banks. There were no borrowings outstanding at March 31, 1997 and 1996 under the JRM Revolver. As a condition to borrowing under the facility, JRM must comply with certain requirements. Presently, JRM cannot satisfy these requirements and cannot borrow under the JRM Revolver. The JRM Revolver also limits the amount of funds which JRM can borrow from other sources and JRM is currently at such limits.

  JRM is restricted, as a result of covenants in its credit agreements, in paying cash dividends to its public shareholders or in transferring funds through cash dividends (including annual cash dividends of $7,200,000 on its Series A Preferred Stock held by International) or through unsecured loans to or investments in International. At March 31, 1997, JRM could pay no cash dividends to its common stock holders, including International, could pay up to $9,600,000 of cash dividends on its Series A Preferred Stock held by International, and could make unsecured loans to or investments in International of approximately $10,142,000.

NOTE 8--PENSION PLANS AND POSTRETIREMENT BENEFITS

  Pension Plans--Prior to fiscal year 1996, JRM provided retirement benefits, primarily through employee participation, in non-contributory pension plans of McDermott International (See Note 6). Effective April 1, 1995, new plans were established for employees of JRM. As a result, a subsidiary of International transferred to JRM an accrued pension liability of approximately $4,585,000 relating to employees covered under the new plan and transferred to the plan assets, which were equal to the projected benefit obligation, of approximately $40,456,000.

  JRM provides retirement benefits through employee participation in two non-contributory pension plans for substantially all of its salaried employees, except certain non-resident alien employees of foreign subsidiaries who are not citizens of a European Community country or who do not earn income in the United States or the

United Kingdom. Plan benefits are based on final average compensation and years of service. JRM's funding policy is to fund the applicable pension plan to meet minimum funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and to fund the other pension plan as recommended by the respective plan actuary in accordance with applicable law. At January 1, 1997 and 1996, approximately one-half of total plan assets were invested in listed stocks and bonds. The remaining assets were held in foreign equity funds, U.S. Government securities and investments of a short-term nature.

  JRM also provides benefits to employees in the United Kingdom through participation of certain of its subsidiaries and affiliate companies in a contributory pension plan (the U.K. plan) sponsored by McDermott International. JRM's policy was to fund the U.K. plan to meet the minimum requirements as recommended by the plan actuary and in accordance with applicable law. Under the terms of the Merger Agreement, this plan was excluded from the contribution of McDermott International's marine construction services business at January 31, 1995, but former employees of McDermott International's marine construction services business who transferred to JRM will continue to participate in this plan until a new one is established.

 U.S. Pension Plans

  The net periodic pension cost for fiscal year 1997 and 1996 included the following components:

                                                                  1997    1996
                                                                 ------  ------
                                                                      (In
                                                                  thousands)
      Service cost--benefits earned during the period........... $4,927  $2,976
      Interest cost on projected benefit obligation.............  4,263   3,533
      Actual return on plan assets.............................. (5,841) (6,484)
      Net amortization and deferral.............................  1,857   2,286
                                                                 ------  ------
      Net periodic pension cost................................. $5,206  $2,311
                                                                 ======  ======

  The following table sets forth the U.S. plans' funded status and the amounts recognized in the consolidated financial statements:

                                                              1997     1996
                                                            --------  -------
                                                             (In thousands)
      Actuarial present value of benefit obligations:
        Vested benefit obligation.......................... $ 35,218  $29,946
                                                            ========  =======
        Accumulated benefit obligation..................... $ 43,903  $40,174
                                                            ========  =======
        Projected benefit obligation....................... $ 65,480  $58,377
      Plan assets at fair value............................   52,582   46,904
                                                            --------  -------
      Projected benefit obligation in excess of plan
       assets..............................................  (12,898) (11,473)
      Unrecognized net loss................................   10,701   15,432
      Adjustment required to recognize minimum liability...      (41)     (57)
      Unrecognized prior service cost......................   (8,684)  (9,323)
      Unrecognized transition asset........................   (1,261)  (1,577)
                                                            --------  -------
      Net pension liability................................ $(12,183) $(6,998)
                                                            ========  =======

  The assumptions used in determining the funded status of the U.S. plans were:

                                                                     1997  1996
                                                                     ----  ----
      Actuarial assumptions:
        Discount rate............................................... 7.5%  7.25%
                                                                     ---   ----
        Rate of increase in future compensation levels.............. 5.0%   6.0%
                                                                     ---   ----
        Expected long-term rate of return on plan assets............ 8.5%   8.5%
                                                                     ---   ----

 Non-U.S. Pension Plan

  The net periodic pension cost (benefit) for fiscal years 1997, 1996 and 1995 included the following components:

                                                     1997    1996     1995
                                                     -----  -------  -------
                                                        (In thousands)
      Service cost--benefits earned during the
       period....................................... $ 459  $   332  $ 1,450
      Interest cost on projected benefit
       obligation...................................   766      829    3,342
      Actual return on plan assets..................  (756)  (1,046)  (1,240)
      Net amortization and deferral.................  (403)      30   (7,303)
                                                     -----  -------  -------
      Net periodic pension cost (benefit)........... $  66  $   145  $(3,751)
                                                     =====  =======  =======

  The following table sets forth the non-U.S. plan's funded status and the amounts recognized in the consolidated financial statements:

                                                              1997     1996
                                                             -------  -------
                                                             (In thousands)
      Actuarial present value of benefit obligations:
        Vested benefit obligation........................... $ 8,198  $ 7,409
                                                             =======  =======
        Accumulated benefit obligation...................... $ 8,594  $ 7,997
                                                             =======  =======
        Projected benefit obligation........................ $10,989  $10,437
      Plan assets at fair value.............................  12,328   11,772
                                                             -------  -------
      Plan assets in excess of projected benefit
       obligation...........................................   1,339    1,335
      Unrecognized net gain.................................    (831)    (663)
      Unrecognized transition asset.........................    (719)    (817)
                                                             -------  -------
      Net pension liability................................. $  (211) $  (145)
                                                             =======  =======

  The assumptions used in determining the funded status of the non-U.S. plan were:

                                                               1997  1996  1995
                                                               ----  ----  ----
      Actuarial assumptions:
        Discount rate......................................... 7.25% 8.25% 8.25%
                                                               ----  ----  ----
        Rate of increase in future compensation levels........  5.0%  5.0%  5.0%
                                                               ----  ----  ----
        Expected long term rate of plan assets................  8.5%  8.5%  8.5%
                                                               ----  ----  ----

  Postretirement Health Care and Life Insurance Benefits--JRM offers postretirement health care and life insurance benefits to substantially all of its regular full time employees who retire and receive retirement income from a defined benefit pension plan funded by JRM, except certain non-resident alien retired employees who are not citizens of a European Community country, or who, while employed, did not earn income in the United States, Canada or the United Kingdom. JRM shares the cost of providing these benefits, except for certain life insurance plans, with all affected retirees. JRM does not fund any of its plans.

  The following table sets forth the amounts recognized in the consolidated financial statements at March 31:

                                                                1997     1996
                                                               -------  -------
                                                               (In thousands)
      Accumulated Postretirement Benefit Obligation:
        Retirees.............................................. $ 1,233  $   663
        Fully eligible active participants....................   2,467    1,363
        Other active plan participants........................  13,810   14,805
                                                               -------  -------
                                                                17,510   16,831
      Unrecognized net gain...................................   1,220       --
                                                               -------  -------
      Accrued postretirement benefit cost..................... $18,730  $16,831
                                                               =======  =======
      Weighted average discount rate..........................    7.50%    7.25%
                                                               =======  =======

  The accumulated postretirement benefit obligation includes $16,322,000 and $16,048,000 for health care plans and $1,188,000 and $783,000 for life insurance plans at March 31, 1997 and 1996, respectively.

  Net periodic postretirement benefit cost for fiscal years 1997 and 1996 included the following components:

                                                                   1997   1996
                                                                  ------ ------
                                                                       (In
                                                                   thousands)
      Service cost............................................... $1,289 $  767
      Interest cost..............................................  1,383  1,060
      Net amortization and deferral..............................    150     --
                                                                  ------ ------
      Net periodic postretirement benefit cost................... $2,822 $1,827
                                                                  ====== ======

  For measurement purposes, a weighted-average annual assumed rate of increase in the per capita cost of covered health care claims of 7 1/2% was assumed for 1997 and 10 3/4% for 1996. For 1998, a rate of 6 1/2% was assumed. The rate was assumed to decrease gradually to 4% in 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of March 31, 1997 by $2,697,000 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for fiscal year 1997 by $404,000.

NOTE 9--IMPAIRMENT OF LONG-LIVED ASSETS

  During the quarter ended March 31, 1997 management identified certain long-lived assets that are no longer expected to recover their entire carrying value through future cash flows. The assets include non-core, surplus and obsolete property and equipment. Fair value was generally determined based on sales prices of comparable assets. Impairment losses to write the assets down to estimated fair values totaled $19,228,000.

  During the quarter ended March 31, 1997, management decided to sell a certain vessel and related equipment of a non-core business and to sell or otherwise dispose of certain other assets. As a result, impairment losses totaling $12,162,000 were recognized to reduce the property and equipment to estimated fair values less the costs to sell. Prior to recognition of the impairment losses, the carrying value of these assets totaled approximately $18,950,000. Excluding the impairment losses, results of operations for fiscal year 1997 for these assets were not material. Management expects to sell or dispose of these assets within the next year.

NOTE 10--CAPITAL STOCK

  At March 31, 1997 and 1996, 15,172,402 and 15,592,108 shares, respectively, of Common Stock were reserved for issuance in connection with the conversion of Series A $2.25 Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), the exercise of stock options, awards of restricted stock under JRM's stock incentive plans and contributions to the Thrift Plan.

 Series A Preferred Stock

  At March 31, 1997 and 1996, 3,200,000 shares of Series A Preferred Stock were owned by International. Shares of Series A Preferred Stock have one vote per share and a liquidation preference of $50.00 per share. Dividends on Series A Preferred Stock are cumulative at the annual rate of $2.25 per share.

  Each share of Series A Preferred Stock is redeemable for cash at the option of JRM, at any time through January 31, 2000 provided certain conditions are met, or anytime after January 31, 2000 at a price equal to $52.00 per share, plus accrued and unpaid dividends.

  Each share of Series A Preferred Stock is convertible into 1.794 shares of Common Stock at any time after a call by JRM for redemption of any or all of the outstanding Series A Preferred Stock or at any time after January 31, 2000.

 Series B Preferred Stock

  During fiscal year 1996, 458,382 shares of Series B Preferred Stock were converted into 1,065,193 shares of Common Stock and the remaining 250 shares were redeemed for cash.

NOTE 11--STOCK PLANS

  A total of 3,298,111 shares of Common Stock are available for grants to officers and key employees of options, and rights to purchase shares, under the Executive Long-Term Incentive Compensation Plan at March 31, 1997. The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares, and Performance Units. Options to purchase shares are granted at not less than 100% of the fair market value on the date of the grant, become exercisable at such time or times as determined when granted and expire ten years after the date of grant. Pursuant to the program, eligible employees may be granted rights to purchase shares of Common Stock at $1.00 per share subject to restrictions on transfer which lapse at such times and circumstances as specified when granted. Through March 31, 1997, a total of 112,940 rights (including 58,700 rights granted in fiscal year 1997 with a weighted average fair value of $23.78 per right) have been granted to purchase shares under the Executive Long-Term Compensation Plan.

  A total of 94,600 shares of Common Stock are available for grants of options, and rights to purchase shares, to non-employee directors under the Nonemployee Director Stock Plan at March 31, 1997. Options to purchase 600, 200, and 200 shares will be granted on the first, second, and third years, respectively, of a Director's term at not less than 100% of the fair market value on the date of grant, are fully vested and exercisable on the date of grant and expire ten years after the date of the grant. Rights to purchase 300, 100 and 100 shares are granted on the first, second and third years, respectively, of a Director's term, at $1.00 per share, subject to restrictions on transfer which lapse at the end of such term. Through March 31, 1997, a total of 2,300 rights have been granted to purchase shares under the Nonemployee Director Stock Plan.

  Under the 1995 Senior Management Stock Option Plan, senior management employees may be granted options to purchase shares of Common Stock. The total number of shares available for grant is determined by the Board of Directors from time to time. Options to purchase shares are granted at not less than 100% of the fair market value on the date of grant, become exercisable at such time or times as determined when granted, and expire ten years after the date of grant.

  In the event of a change in control of JRM, all three programs have provisions that may cause restrictions to lapse and accelerate the exercisability of options outstanding.

  JRM has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options, and not the fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation." Pro forma results assuming application of the fair value method of SFAS No. 123 to JRM's stock-based awards would not be materially different from those reported.

  The following table summarizes activity for JRM's stock option plans (share data in thousands):

                                1997              1996              1995
                          ----------------- ----------------- -----------------
                                  Weighted-         Weighted-         Weighted-
                                   Average           Average           Average
                                  Exercise          Exercise          Exercise
                          Options   Price   Options   Price   Options   Price
                          ------- --------- ------- --------- ------- ---------
Outstanding, April 1.....  1,092   $13.47    1,078   $ 9.46       --   $   --
Issued January 31, 1995
 per the terms of the
 merger agreement (See
 Note 3).................     --       --       --       --      898   $ 5.70
Granted..................    276   $24.33      388   $16.76      243   $22.63
Exercised................   (297)  $ 9.56     (354)  $ 4.32      (63)  $ 6.81
Cancelled/forfeited......    (32)  $18.91      (20)  $22.63       --       --
                           -----   ------    -----   ------    -----   ------
Outstanding, March 31....  1,039   $17.31    1,092   $13.47    1,078   $ 9.46
                           =====   ======    =====   ======    =====   ======
Exercisable, March 31....    490   $13.15      557   $ 8.77      835   $ 5.62
                           =====   ======    =====   ======    =====   ======

  The following tables summarize the range of exercise prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at March 31, 1997 (share data in thousands):

                               Options Outstanding
      ---------------------------------------------------------------------------------------
                                                          Weighted
                                                           Average                   Weighted
        Range of                                          Remaining                  Average
        Exercise                                         Contractual                 Exercise
         Prices              Outstanding                    Life                      Price
        --------             -----------                 -----------                 --------
       $6.00-$9.13                242                        3.7                      $ 6.00
      $16.69-$25.00               797                        9.0                      $20.74
                                -----
      $6.00-$25.00              1,039                        7.8                      $17.31
                                =====

                               Options Exercisable
      -----------------------------------------------------------------------------------------
                                                                                       Weighted
        Range of                                                                       Average
        Exercise                                                                       Exercise
         Prices                        Exercisable                                      Price
        --------                       -----------                                     --------
       $6.00-$9.13                         242                                          $ 6.00
      $16.69-$25.00                        248                                          $20.12
                                           ---
      $6.00-$25.00                         490                                          $13.15
                                           ===

 Thrift Plan

  Certain employees of JRM participate in the Thrift Plan for Employees of McDermott Incorporated and Participating Subsidiary and Affiliated Companies, which is a defined contribution plan maintained by a subsidiary of McDermott International. On June 5, 1995, a maximum of 5,000,000 of the authorized and unissued shares of JRM's Common Stock was reserved for possible issuance to be used as the JRM employer match for employee contributions to the Plan. Such employer contributions equal 50% of the first 6% of compensation, as defined in the Plan, contributed by participants, and fully vest and are non-forfeitable after five years of service or upon retirement, death, lay-off or approved disability. During fiscal years 1997 and 1996, 77,112 and 80,356 shares, respectively, were issued as employer contributions pursuant to the Plan. At March 31, 1997 and 1996, 4,842,532 and 4,919,644 shares, respectively, remained available for issuance.

NOTE 12--CONTINGENCIES AND COMMITMENTS

  Investigations--JRM and International are conducting an internal investigation, with the assistance of outside counsel, of allegations of wrongdoing by a limited number of former employees of JRM and International and by others. JRM and International notified the appropriate authorities in April 1997. In June 1997, International received a federal grand jury subpoena for documents relating principally to an investigation of possible anti-competitive activity in the heavy-lift barge service business of JRM and HeereMac. In July 1997, International received an informal request from the Securities and Exchange Commission for the voluntary production of documents. JRM and International are cooperating with the authorities. The allegations which are the subject of the internal investigation, if true, and the outcome of the grand jury proceedings, could result in civil and/or criminal liability. At this time, JRM and International do not have sufficient information to predict the ultimate outcome of this matter.

  Litigation--JRM and certain of its officers, directors and subsidiaries are defendants in numerous legal proceedings. Management believes that the outcome of these proceedings will not have a material adverse effect upon the consolidated financial position of JRM.

  Operating Leases--Future minimum payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at March 31, 1997 are as follows: 1998--$3,354,000; 1999--$2,104,000;
2000--$807,000; 2001--$708,000; 2002--$534,000; and thereafter--$11,018,000.
Total rental expense for fiscal years 1997, 1996 and 1995 was $67,990,000, $66,617,000, and $79,098,000, respectively. These expense figures include contingent rentals and are net of sublease income, both of which are not material.

  Other--JRM maintains liability and property insurance that it considers normal in the industry. However, certain risks are either not insurable or insurance is available only at rates which JRM considers uneconomical.

  Commitments for capital expenditures amounted to approximately $19,520,000 at March 31, 1997, all of which relates to fiscal year 1998.

  JRM is contingently liable under standby letters of credit totaling $248,165,000 (including $46,249,000 issued on behalf of unconsolidated foreign joint ventures) at March 31, 1997, issued in the normal course of business. JRM has guaranteed $17,840,000 of loans to and $17,714,000 of standby letters of credit issued by certain unconsolidated foreign joint ventures of JRM at March 31, 1997.

NOTE 13--FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

  The principal customers of JRM are the offshore oil, natural gas and hydrocarbon processing industries and other marine construction companies. These concentrations of customers may impact JRM's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. However, JRM's management believes that the portfolio of receivables is well diversified and that such diversification minimizes any potential credit risk. Receivables are generally not collateralized.

  JRM believes that its provision for possible losses on uncollectible accounts receivable is adequate for its credit loss exposure. At March 31, 1997 and 1996, the allowance for possible losses deducted from Accounts receivable-trade on the balance sheet was $3,634,000 and $584,000, respectively.

NOTE 14--INVESTMENTS

  The following is a summary of available-for-sale securities at March 31, 1997:

                                              Gross    Estimated
                                  Amortized Unrealized   Fair
                                    Cost      Losses     Value
                                  --------- ---------- ---------
                                          (In thousands)
     Debt securities:
       Obligations of U.S.
        government agencies...... $ 55,552    $   36   $ 55,516
       Other debt securities.....   61,150        --     61,150
                                  --------    ------   --------
         Total debt securities...  116,702        36    116,666
                                  --------    ------   --------
     Equity securities...........    2,009     1,015        994
                                  --------    ------   --------
     Total....................... $118,711    $1,051   $117,660
                                  ========    ======   ========

  The amortized cost and estimated fair value amounts of debt securities above include $41,150,000 in other debt securities which are reported as cash equivalents.

  Proceeds and gross realized gains on sales of available-for-sale securities were approximately $4,589,000 and $20,000, respectively, for fiscal year 1997. At March 31, 1997, all of JRM's available-for-sale debt securities were due in one year or less.

NOTE 15--DERIVATIVE FINANCIAL INSTRUMENTS

  JRM operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. Derivative financial instruments, primarily forward exchange contracts, are utilized to reduce those risks. JRM does not hold or issue financial instruments for trading purposes.

  Forward exchange contracts are entered into primarily as hedges of certain firm purchase and sale commitments denominated in foreign currencies. At March 31, 1997, JRM had forward exchange contracts to purchase $66,969,000 in foreign currencies (primarily Pound Sterling), and to sell $257,000 in foreign currencies (primarily Singapore Dollars), at varying maturities through fiscal year 1998. At March 31, 1996, JRM had forward exchange contracts to purchase $6,766,000 in foreign currencies (primarily Pound Sterling), and to sell $59,690,000 in foreign currencies (primarily Dutch Guilders, Saudi Riyals and Pound Sterling), at varying maturities through fiscal year 1997.

  Deferred realized and unrealized gains and losses from hedging firm purchase and sale commitments are included on a net basis in the balance sheet as a component of either other current assets or accrued liabilities. They are recognized as part of the purchase or sale transaction when it is recognized, or as other gains or losses when a hedged transaction is no longer expected to occur. At March 31, 1997 and 1996, JRM had deferred gains of $2,127,000 and $123,000, respectively, and deferred losses of $46,000 and $18,000, respectively, related to forward exchange contracts which will primarily be recognized in accordance with the percentage of completion method of accounting.

  JRM is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but it does not anticipate nonperformance by any of the counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

NOTE 16--FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by JRM in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

  Investment securities: The fair values of investments are estimated based on quoted market prices. For investments for which there are no quoted market prices, fair values are derived from available yield curves for investments of similar quality and terms. The carrying amounts for investments are their estimated fair values (see Note 14).

  Note receivable from an unconsolidated affiliate: It was not practicable to estimate the fair value of JRM's 7.75% Note Receivable from the HeereMac joint venture because there are no quoted market prices and the time of its settlement cannot yet be determined.

  Long and short-term debt: The fair values of debt instruments are based on quoted market prices or where quoted prices are not available, on the present value of cash flows discounted at estimated borrowing rates for similar debt instruments or on estimated prices based on current yields for debt issues of similar quality and terms. At March 31, 1997 and 1996, JRM had total debt (excluding capitalized leases and notes payable to McDermott International) with carrying values of $369,262,000 and $194,264,000 and fair values of $387,322,000 and $207,700,000, respectively.

  Note payable to McDermott International: The fair value of JRM's note payable to McDermott International was calculated using estimated prices based on current yields for debt issues of similar quality and terms. At March 31, 1996, JRM's note payable to McDermott International had a carrying value of $231,000,000 which approximated fair value.

  Foreign currency exchange contracts: The fair values of foreign currency forward exchange contracts are estimated by obtaining quotes from brokers. JRM had net forward exchange contracts to purchase foreign currencies with notional values of $66,712,000 and fair values of $67,107,000 at March 31, 1997 and to sell foreign currencies with notional values of $52,924,000 and fair values of $50,022,000, at March 31, 1996.

NOTE 17--SEGMENT REPORTING

  JRM operates in a single business segment and supplies worldwide services for the offshore oil, natural gas and hydrocarbon processing industries, and to other marine construction companies. Principal activities include the design, engineering, fabrication and installation of marine pipelines and offshore structures and subsea production systems for development drilling and production, transportation of oil and gas and onshore construction and maintenance services. JRM also provides vessel chartering operations, principally to its unconsolidated affiliates.

  JRM does not believe it is dependent on any one customer. Sales to major customers that exceeded 10% of revenues were: 1997--customer A $235,590,000 (17%), customer B $153,274,000 (11%); 1996--customer A $190,000,000 (15%), customer B $198,453,000 (16%); and 1995--customer A $118,820,000 (11%).

  At March 31, 1997 and 1996 receivables of $4,388,000 and $6,824,000, respectively, were due from minority shareholders participating in JRM's consolidated joint ventures, primarily ETPM S.A. In fiscal years 1997, 1996 and 1995 equipment charters and overhead expenses of $3,995,000, $4,118,000 and $4,938,000, respectively, were charged by ETPM S.A. to the McDermott-ETPM joint venture.

Information about JRM's Operations in Different Geographic Areas.

                                              1997        1996        1995
                                           ----------  ----------  ----------
                                                    (In thousands)
REVENUES(1)
United States............................. $  563,809  $  392,290  $  349,186
Europe and West Africa....................    377,631     483,317     322,817
Middle East...............................    196,285     142,931     129,010
Far East..................................    222,427     206,629     326,307
Other Foreign (including transfer
 eliminations)............................      7,435       2,674          --
                                           ----------  ----------  ----------
    Total Revenues........................ $1,367,587  $1,227,841  $1,127,320
                                           ==========  ==========  ==========
OPERATING INCOME
Operating Income (Loss) by Geographic
 Area(2):
  United States........................... $    9,797  $   11,285  $   (6,977)
  Europe and West Africa..................     (1,193)     25,756      24,024
  Middle East.............................      3,908        (886)     18,038
  Far East................................     (4,969)      2,062      38,931
  Other Foreign(3)........................     34,202       1,126      (1,478)
                                           ----------  ----------  ----------
    Total Operating Income by Geographic
     Area.................................     41,745      39,343      72,538
                                           ----------  ----------  ----------
Total Equity in Income (Loss) of
 Investees................................     (8,064)      9,124      22,857
                                           ----------  ----------  ----------
General Corporate Expenses(2).............    (16,610)    (12,014)    (11,406)
                                           ----------  ----------  ----------
    Total Operating Income................ $   17,071  $   36,453  $   83,989
                                           ==========  ==========  ==========
IDENTIFIABLE ASSETS
  United States........................... $  468,410  $  448,397  $  312,131
  Europe and West Africa..................    439,781     541,361     609,618
  Middle East.............................    153,208     141,568     206,463
  Far East................................    188,937     237,820     271,233
  Other Foreign...........................     26,079      12,715          --
  Corporate...............................    183,253     155,884      82,817
                                           ----------  ----------  ----------
    Total................................. $1,459,668  $1,537,745  $1,482,262
                                           ==========  ==========  ==========

--------
(1) Net of inter-geographic area revenues in fiscal years 1997, 1996 and 1995 as follows: United States-- $15,138,000, $23,426,000 and $4,820,000;
    Europe and West Africa--$1,139,000, $1,058,000 and $5,074,000; Middle
    East--$1,265,000, $14,589,000 and $36,802,000; Far East--$680,000,
    $477,000 and $341,000; and Other Foreign--$3,666,000, $11,022,000 and
    $26,259,000.
(2) Fiscal years 1996 and 1995 have been restated to conform to the 1997 presentation which includes gains and losses on asset disposals and impairments in Operating Income. This restatement increased Operating Income by Geographic Area and Total Operating Income by $6,191,000 and $5,572,000 in fiscal years 1996 and 1995, respectively, from amounts previously reported.
(3)Includes a gain on the sale of two derrick barges of $30,232,000 in fiscal year 1997.

NOTE 18--QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following tables set forth selected unaudited quarterly financial information for the fiscal years ended March 31,1997 and 1996. Operating income (loss) includes gains and losses on asset disposals and impairments to conform with the presentation in the Consolidated Statement of Income (Loss).

                                                     1997
                                 ---------------------------------------------
                                                 Quarter Ended
                                 ---------------------------------------------
                                 June 30, September 30, December 31, March 31,
                                   1996       1996          1996       1997
                                 -------- ------------- ------------ ---------
                                                (In thousands)
Revenues........................ $389,189   $368,055      $316,899   $293,444
Operating income (loss).........   12,807        907        48,443    (45,086)
Net income (loss)...............    5,635    (12,637)       38,857    (43,681)
Primary and Fully Diluted
 Earnings (Loss) per Share......     0.09      (0.36)         0.83      (1.12)

  Quarterly results have been restated to reflect the discontinuance of the equity method for JRM's investment in HeereMac. This restatement reduced operating income by $7,894,000 and $26,388,000 and net income by $6,798,000 ($0.17 per share) and $25,308,000 ($0.63 per share) for the quarters ended June 30 and September 30, respectively, and increased operating income by $10,052,000 and net income by $11,307,000 ($0.24 per share) for the quarter ended December 31. Pretax results for the quarter ended December 31, 1996 include gains on asset disposals of $42,128,000, including realization of $12,271,000 of the deferred gain on the sale of major marine vessels to HeereMac, and favorable workers' compensation adjustments of $5,693,000. Pretax results for the quarter ended March 31, 1997 include gains on asset disposals of $17,220,000, asset impairment losses of $31,390,000 and a $4,889,000 provision for employee severance costs.

                                                     1996
                                 ---------------------------------------------
                                                 Quarter Ended
                                 ---------------------------------------------
                                 June 30, September 30, December 31, March 31,
                                   1995       1995          1995       1996
                                 -------- ------------- ------------ ---------
                                                (In thousands)
Revenues........................ $311,803   $355,957      $272,236   $287,845
Operating income (loss).........   13,357     20,294        17,836    (15,034)
Net income (loss)...............    3,267      9,099         6,110    (18,289)
Primary and Fully Diluted
 Earnings (Loss) per Share......     0.03       0.18          0.11      (0.50)

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
J. Ray McDermott, S.A.

We have audited the accompanying consolidated balance sheet of J. Ray McDermott, S.A. as of March 31, 1998 and 1997, and the related consolidated statements of income (loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J. Ray McDermott, S.A. at March 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

New Orleans, Louisiana
May 19, 1998, except for
the fifth and sixth
paragraphs of Note 11, as
to which the date is June
1, 1998

                             J. RAY McDERMOTT, S.A.

                           CONSOLIDATED BALANCE SHEET

                            MARCH 31, 1998 and 1997

                                                           1998        1997
                        ASSETS                          ----------  ----------
                                                           (In thousands)
Current Assets:
  Cash and cash equivalents............................ $  152,011  $  136,795
  Short-term investments in debt securities............         --      75,516
  Accounts receivable--trade...........................    227,538     266,705
  Accounts receivable--unconsolidated affiliates.......     45,072      58,776
  Accounts receivable--other...........................     26,327      32,392
  Contracts in progress................................     71,084      81,689
  Other current assets.................................     45,634      39,937
                                                        ----------  ----------
    Total Current Assets...............................    567,666     691,810
                                                        ----------  ----------
Property, Plant and Equipment, at Cost:
  Land.................................................     20,851      20,839
  Buildings............................................     80,668      78,962
  Machinery and equipment..............................  1,070,640   1,081,532
  Property under construction..........................     10,289      18,885
                                                        ----------  ----------
                                                         1,182,448   1,200,218
  Less accumulated depreciation........................    839,298     819,087
Net Property, Plant and Equipment......................    343,150     381,131
                                                        ----------  ----------
Investments in Debt Securities.........................    543,658          --
                                                        ----------  ----------
Excess of Cost Over Fair Value of Net Assets of
 Purchased Businesses Less Accumulated Amortization of
 $8,542,000 at March 31, 1998 and $53,563,000 at March
 31, 1997..............................................     22,153     304,018
                                                        ----------  ----------
Investment in Unconsolidated Affiliates................     29,069      72,712
                                                        ----------  ----------
Other Assets...........................................     43,024      57,121
                                                        ----------  ----------
    TOTAL.............................................. $1,548,720  $1,506,792
                                                        ==========  ==========

         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable and current maturities of long-term
   debt................................................ $   31,272  $  115,565
  Accounts payable.....................................    162,792     147,859
  Accounts payable to McDermott International..........      8,388       5,178
  Notes payable to McDermott International.............         --       9,040
  Accrued contract costs...............................     88,518      63,586
  Accrued liabilities--other...........................    110,345      93,710
  Advance billings on contracts........................     91,549      93,069
  Accrued employee benefits............................     44,572      22,083
  U.S. and foreign income taxes........................     23,057      22,282
                                                        ----------  ----------
    Total Current Liabilities..........................    560,493     572,372
                                                        ----------  ----------
Long-Term Debt.........................................    245,822     275,487
                                                        ----------  ----------
Deferred and Non-Current Income Taxes..................     46,989      42,556
                                                        ----------  ----------
Other Liabilities......................................     78,854      65,398
                                                        ----------  ----------
Contingencies..........................................
                                                        ----------  ----------
Stockholders' Equity:
  Preferred Stock, authorized 10,000,000 shares;
   outstanding 3,200,000 shares Series A $2.25
   cumulative convertible, par value $.01 per share,
   (liquidation preference $160,000,000)...............         32          32
  Common stock, par value $0.01 per share, authorized
   60,000,000 shares; issued 41,130,328 at March 31,
   1998 and 40,617,792 at March 31, 1997...............        411         406
  Capital in excess of par value.......................    615,515     619,020
  Retained Earnings (Deficit)..........................     35,103     (47,032)
  Currency translation adjustments.....................    (20,962)    (21,447)
  Treasury stock at cost; 362,500 shares at March 31,
   1998................................................    (13,537)         --
                                                        ----------  ----------
    Total Stockholders' Equity.........................    616,562     550,979
                                                        ----------  ----------
    TOTAL.............................................. $1,548,720  $1,506,792
                                                        ==========  ==========

          See accompanying notes to consolidated financial statements.

                             J. RAY McDERMOTT, S.A.

                    CONSOLIDATED STATEMENT OF INCOME (LOSS)

                FOR THE THREE FISCAL YEARS ENDED MARCH 31, 1998

                                               1998        1997        1996
                                            ----------  ----------  ----------
                                                     (In thousands)
Revenues..................................  $1,855,486  $1,408,469  $1,259,451
                                            ----------  ----------  ----------
Costs and Expenses:
  Cost of operations (excluding
   depreciation and amortization).........   1,555,272   1,190,321   1,022,532
  Depreciation and amortization...........      93,843      99,675      86,400
  Selling, general and administrative
   expenses...............................     112,313     124,264     125,619
                                            ----------  ----------  ----------
                                             1,761,428   1,414,260   1,234,551
                                            ----------  ----------  ----------
Gain (Loss) on Asset Disposals and
 Impairments--Net.........................     (40,119)     29,021       2,530
                                            ----------  ----------  ----------
Operating Income before Income (Loss) from
 Investees................................      53,939      23,230      27,430
Income (Loss) from Investees..............      70,236      (7,833)      9,124
                                            ----------  ----------  ----------
  Operating Income........................     124,175      15,397      36,554
                                            ----------  ----------  ----------
Other Income (Expense):
  Interest income.........................      26,252      16,558       6,092
  Interest expense........................     (30,793)    (41,578)    (43,307)
  Other--net..............................       4,177       8,455       5,058
                                            ----------  ----------  ----------
                                                  (364)    (16,565)    (32,157)
                                            ----------  ----------  ----------
Income (Loss) before Provision for Income
 Taxes....................................     123,811      (1,168)      4,397
Provision for Income Taxes................      34,851      11,732       5,677
                                            ----------  ----------  ----------
Net Income (Loss).........................  $   88,960  $  (12,900) $   (1,280)
                                            ==========  ==========  ==========
Net Income (Loss) Applicable to Common
 Stock (after Preferred Stock Dividends)..  $   81,760  $  (20,100) $   (8,991)
                                            ==========  ==========  ==========
Earnings (loss) per common share:
  Basic...................................  $     2.00  $    (0.50) $    (0.23)
  Diluted.................................  $     1.89  $    (0.50) $    (0.23)
                                            ==========  ==========  ==========
Cash Dividends:
  Per preferred share.....................  $     2.25  $     2.25  $     2.25
                                            ==========  ==========  ==========


          See accompanying notes to consolidated financial statements.

                            J. RAY McDERMOTT, S.A.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                FOR THE THREE FISCAL YEARS ENDED MARCH 31, 1998
                   (In thousands, except for share amounts)

                             Preferred Stock
                  ---------------------------------------
                       Series A            Series B         Common Stock
                  ------------------- ------------------- ----------------- Capital In Retained   Currency
                                                                       Par  Excess Of  Earnings  Translation Treasury
                   Shares   Par Value  Shares   Par Value   Shares    Value Par Value  (Deficit) Adjustments  Stock     Total
                  --------- --------- --------  --------- ----------  ----- ---------- --------- ----------- --------  --------
Balance March
31, 1995 .......  3,200,000    $32     458,632     $ 5    38,649,349  $386   $580,279   $(6,598)  $(14,633)  $     --  $559,471
                  ---------    ---    --------     ---    ----------  ----   --------   -------   --------   --------  --------
Acquisitions
(See Note 2)....         --     --          --      --            --    --     24,587   (11,028)       737         --    14,296
                  ---------    ---    --------     ---    ----------  ----   --------   -------   --------   --------  --------
Balance March
31, 1995, as
restated........  3,200,000     32     458,632       5    38,649,349   386    604,866   (17,626)   (13,896)        --   573,767
                  ---------    ---    --------     ---    ----------  ----   --------   -------   --------   --------  --------
Net loss........         --     --          --      --            --    --         --    (1,280)        --         --    (1,280)
Preferred
dividends.......         --     --          --      --            --    --         --    (7,711)        --         --    (7,711)
Preferred stock
conversion......         --     --    (458,632)     (5)    1,065,193    11        (13)       --         --         --        (7)
Translation
adjustments              --     --          --      --            --    --         --        --        737         --       737
Exercise of
stock options...         --     --          --      --       353,978     4      1,527        --         --         --     1,531
Tax benefit on
exercise of
stock options...         --     --          --      --            --    --      2,629        --         --         --     2,629
Restricted stock
purchases--net..         --     --          --      --        49,070    --         39        --         --         --        39
Contributions to
thrift plan.....         --     --          --      --        80,356     1      1,585        --         --         --     1,586
Deferred career
excessive stock
plan expense....         --     --          --      --            --    --        148        --         --         --       148
Loss on
investments.....         --     --          --      --            --    --         --      (452)        --         --      (452)
Minimum pension
liability.......         --     --          --      --            --    --         --        (2)        --         --        (2)
Division of
McDermott
International
pension plan....         --     --          --      --            --    --     (4,585)       --         --         --    (4,585)
Acquisition of
net assets from
International...         --     --          --      --            --    --      4,170        --         --         --     4,170
                  ---------    ---    --------     ---    ----------  ----   --------   -------   --------   --------  --------
Balance March
31, 1996........  3,200,000     32          --      --    40,197,946   402    610,366   (27,071)   (13,159)        --   570,570
                  ---------    ---    --------     ---    ----------  ----   --------   -------   --------   --------  --------
Net loss........         --     --          --      --            --    --         --   (12,900)        --         --   (12,900)
Preferred
dividends.......         --     --          --      --            --    --         --    (7,200)        --         --    (7,200)
Translation
adjustments.....         --     --          --      --            --    --         --        --     (8,288)        --    (8,288)
Exercise of
stock options...         --     --          --      --       297,524     3      2,841        --         --         --     2,844
Tax benefit on
exercise of
stock options...         --     --          --      --            --    --      1,724        --         --         --     1,724
Restricted stock
purchases--net..         --     --          --      --        45,210    --         (9)       --         --         --        (9)
Contributions to
thrift plan.....         --     --          --      --        77,112     1      1,892        --         --         --     1,893
Deferred career
executive stock
plan expense....         --     --          --      --            --    --        963        --         --         --       963
Gain on
investments.....         --     --          --      --            --    --         --       137         --         --       137
Minimum pension
liability.......         --     --          --      --            --    --         --         2         --         --         2
Acquisition of
net assets from
International...         --     --          --      --            --    --      1,243        --         --         --     1,243
                  ---------    ---    --------     ---    ----------  ----   --------   -------   --------   --------  --------
Balance March
31, 1997........  3,200,000     32          --      --    40,617,792   406    619,020   (47,032)   (21,447)        --   550,979
                  ---------    ---    --------     ---    ----------  ----   --------   -------   --------   --------  --------
Net loss........         --     --          --      --            --    --         --    88,960         --         --    88,960
Preferred
dividends.......         --     --          --      --            --    --         --    (7,200)        --         --    (7,200)
Translation
adjustments.....         --     --          --      --            --    --         --        --        485         --       485
Exercise of
stock options...         --     --          --      --       442,519     4      5,595        --         --         --     5,599
Tax benefit on
exercise of
stock options...         --     --          --      --            --    --      2,576        --         --         --     2,576
Restricted stock
purchases--net..         --     --          --      --        (3,620)   --        (30)       --         --         --       (30)
Contributions to
thrift plan.....         --     --          --      --        65,727     1      2,218        --         --         --     2,219
Deferred career
executive stock
plan expense....         --     --          --      --            --    --      1,510        --         --         --     1,510
Gain on
investments.....         --     --          --      --            --    --         --       375         --         --       375
Acquisition of
net assets from
International...         --     --          --      --            --    --    (15,671)       --         --         --   (15,671)
Purchases of
treasury stock..         --     --          --      --            --    --         --        --         --    (13,537)  (13,537)
Termination of
directors'
retirement
plan............         --     --          --      --         7,910    --        297        --         --         --       297
                  ---------    ---    --------     ---    ----------  ----   --------   -------   --------   --------  --------
Balance March
31, 1998........  3,200,000    $32          --     $--    41,130,328  $411   $615,515   $35,103   $(20,962)  $(13,537) $616,562
                  =========    ===    ========     ===    ==========  ====   ========   =======   ========   ========  ========

         See accompanying notes to consolidated financial statements.

                             J. RAY McDERMOTT, S.A.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                FOR THE THREE FISCAL YEARS ENDED MARCH 31, 1998

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                    1998       1997      1996
                                                  ---------  --------  --------
                                                        (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)...............................  $  88,960  $(12,900) $ (1,280)
                                                  ---------  --------  --------
Adjustments to reconcile net income (loss) to
 net cash provided by (used in) operating
 activities:
  Depreciation and amortization.................     93,843    99,675    86,400
  Income or loss of investees, less dividends...     (7,309)    7,833    (6,833)
  (Gain) loss on asset disposals and
   impairments--net.............................     40,119   (29,021)   (2,530)
  Provision for (benefit from) deferred taxes...      2,846    (7,600)   (2,338)
  Other.........................................      3,091     4,258    (3,461)
  Changes in assets and liabilities:
   Accounts receivable..........................     55,030   (50,289)   50,870
   Net contracts in progress and advance
    billings....................................      6,635   154,811  (148,553)
   Accounts payable.............................     15,746   (20,759)  (13,198)
   Accrued contract costs.......................     24,932    (6,241)   16,217
   Accrued liabilities..........................     37,572   (13,868)   (1,988)
   Income taxes.................................       (836)   (1,498)   (8,055)
   Other, net...................................     11,370    (4,307)   (6,633)
                                                  ---------  --------  --------
NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES.....................................    371,999   120,094   (41,382)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment......    (27,145)  (64,261)  (46,659)
Proceeds from asset disposals...................    287,241    57,650   133,693
Purchases of investments........................   (545,066)  (79,435)       --
Sales and maturities of investments.............     79,290     4,569        --
Acquisition of net assets from International....    (14,543)       --        --
Investment in asset held for lease..............         --    (1,821)  (29,620)
Investments in equity investees.................       (205)   (3,908)   (6,827)
Returns from investees..........................      2,124    12,500    37,097
Deposit on equipment sale.......................         --        --    30,000
Other...........................................         --       137      (452)
                                                  ---------  --------  --------
NET CASH PROVIDED BY (USED IN) INVESTING
 ACTIVITIES.....................................   (218,304)  (74,569)  117,232
                                                  ---------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of long-term debt.......................  $ (84,352) $(11,022) $ (5,666)
Issuance of long-term debt......................         --   244,375    32,756
Increase (decrease) in short-term borrowing.....    (26,068)  (73,451)   36,530
Decrease in notes payable to McDermott
 International..................................     (9,040) (229,180)  (17,143)
Issuance of common stock........................      5,599     4,569     4,197
Preferred dividends paid........................     (7,200)   (7,200)   (7,928)
Purchases of treasury stock.....................    (13,537)       --        --
Other...........................................     (4,376)   (4,432)   (4,024)
                                                  ---------  --------  --------
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES.....................................   (138,974)  (76,341)   38,722
                                                  ---------  --------  --------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH........        495       701        79
                                                  ---------  --------  --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS....................................     15,216   (30,115)  114,651
                                                  ---------  --------  --------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..    136,795   166,910    52,259
                                                  ---------  --------  --------
CASH AND CASH EQUIVALENTS AT END OF YEAR........  $ 152,011  $136,795  $166,910
                                                  =========  ========  ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
Cash paid during the period for:
  Interest (net of amount capitalized)..........  $  32,620  $ 37,351  $ 42,825
  Income taxes (net of refunds).................  $  30,736  $ 22,823  $ 11,277
                                                  =========  ========  ========

             See accompanying notes to consolidated financial statements.

                            J. RAY McDERMOTT, S.A.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE THREE FISCAL YEARS ENDED MARCH 31, 1998

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements are presented in U.S. Dollars in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of JRM, and its subsidiaries and controlled joint ventures. Investments in joint ventures and other entities which JRM does not control, but has significant influence over, are accounted for on the equity method. Differences between the cost of equity method investments and the amount of underlying equity in net assets of the investees are amortized systematically to income. All significant intercompany transactions and accounts have been eliminated. Certain amounts previously reported have been reclassified to conform with the presentation at March 31, 1998.

  Unless the context otherwise requires, hereinafter "JRM" means J. Ray McDermott, S.A. and its consolidated subsidiaries; "International" means McDermott International, Inc., a Panamanian corporation that is the parent company of the McDermott group of companies and the majority owner of JRM; and "McDermott International" means the consolidated enterprise.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Accounting Changes

  Earnings Per Share--In December 1997, JRM adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes the dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All previously reported earnings per share amounts have been restated to conform to the new requirements.

  Segments--During the fiscal year ended March 31, 1998, JRM adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

 Investments

  JRM's investments, primarily government obligations and other debt securities, are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported in stockholders' equity. Investment securities available for current operations are classified in the balance sheet as current assets while securities held for long-term investment purposes are classified as non-current assets. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in other income. The cost of securities sold is based on the specific identification method. Interest on securities is included in interest income.

 Foreign Currency Translation

  Assets and liabilities of foreign operations, other than operations in highly inflationary economies, are translated into U.S. Dollars at current exchange rates and income statement items are translated at average exchange rates for the year. Adjustments resulting from the translation of foreign currency financial statements are recorded in a separate component of equity. Foreign currency transaction adjustments are reported in income. Included in Other Income (Expense) are transaction gains (losses) of $4,520,000, $1,108,000, and ($1,916,000) for fiscal years 1998, 1997 and 1996, respectively. In fiscal year 1998, a gain of $1,005,000 was transferred from currency translation adjustment and included in gain (loss) on asset disposals and impairments--net due to the sale of a foreign investment.

 Contracts and Revenue Recognition

  Contract revenues and related costs are principally recognized on a percentage of completion method for individual contracts or components thereof based upon work performed or a cost to cost method, as applicable to the product or activity involved. Revenues and related costs so recorded, plus accumulated contract costs that exceed amounts invoiced to customers under the terms of the contracts, are included in Contracts in Progress. Billings that exceed accumulated contract costs and revenues and costs recognized under percentage of completion are included in Advance Billings on Contracts. Most long-term contracts have provisions for progress payments. There are no unbilled revenues which will not be billed. Contract price and cost estimates are reviewed periodically as the work progresses and adjustments proportionate to the percentage of completion are reflected in income in the period when such estimates are revised. Provisions are made currently for all known or anticipated losses. Variations from estimated contract performance could result in a material adjustment to operating results for any fiscal quarter or year. Claims for extra work or changes in scope of work are included in contract revenues when collection is probable. Certain partnering contracts contain a risk and reward element, whereby a portion of total compensation is tied to overall performance of the alliance partners.

                                                               1998      1997
                                                             --------  --------
                                                              (In thousands)
      Included in Contracts in Progress are:
      Costs incurred less costs of revenue recognized....... $ 20,028  $ 59,449
      Revenues recognized less billings to customers........   51,056    22,240
                                                             --------  --------
      Contracts in Progress................................. $ 71,084  $ 81,689
                                                             ========  ========
      Included in Advance Billings on Contracts are:
      Billings to customers less revenues recognized........ $106,470  $129,627
      Costs incurred less costs of revenue recognized.......  (14,921)  (36,558)
                                                             --------  --------
      Advance Billings on Contracts......................... $ 91,549  $ 93,069
                                                             ========  ========

  Included in accounts receivable--trade are amounts representing retainages on contracts as follows:

                                                                 1998     1997
                                                               -------- --------
                                                                (In thousands)
      Retainages.............................................. $ 14,945 $ 13,693
                                                               ======== ========

  All of the 1998 retainages are expected to be collected within the next year.

 Depreciation, Maintenance and Repairs and Drydocking Expenses

  Except for major marine vessels, property, plant and equipment is depreciated on the straight-line method, using estimated economic useful lives of 8 to 30 years for buildings and 2 to 20 years for machinery and equipment. Major marine vessels are depreciated on the units-of-production method based on the utilization of each vessel. Depreciation expense calculated under the units-of-production method may be less than, equal to, or greater than depreciation expense calculated under the straight-line method in any period. The annual depreciation based on utilization of each vessel will not be less than the greater of 25% of annual straight-line depreciation, or 50% of cumulative straight-line depreciation.

  Maintenance, repairs and renewals which do not materially prolong the useful life of an asset are expensed as incurred except for drydocking costs for the marine fleet, which are estimated and accrued over the period of time between drydockings, and such accruals are charged to operations currently.

 Amortization of Excess Cost Over Fair Value of Net Assets of Purchased
Businesses

  Excess of cost over fair value of net assets of purchased businesses at March 31, 1998 primarily pertains to the acquisitions of Talleres Navales del Golfo, S.A. de C.V. and Northern Ocean Services Limited and is being amortized on a straight-line basis over 10 years. Management periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur. During fiscal year 1998, management concluded goodwill associated with the acquisition of Offshore Pipelines, Inc. ("OPI") in 1995 no longer had value and recorded a charge for the remaining goodwill of $262,901,000 (see Note 8).

 Capitalization of Interest Cost

  In fiscal years 1998, 1997 and 1996, total interest cost incurred was $31,687,000, $42,295,000 and $44,632,000, respectively, of which $894,000,
$717,000 and $1,325,000, respectively, was capitalized.

 Cash Equivalents

  Cash equivalents are highly liquid investments, with maturities of three months or less when purchased, which are not held as part of the investment portfolio.

 Derivative Financial Instruments

  Derivatives, primarily forward exchange contracts, are utilized to minimize exposure and reduce risk from foreign exchange fluctuations in the regular course of business. Gains and losses relating to qualifying hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transactions occur. Gains and losses on forward exchange contracts which hedge foreign currency assets or liabilities are recognized in income as incurred. Such amounts effectively offset gains and losses on the foreign currency assets or liabilities that are hedged.

 Stock-Based Compensation

  JRM follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the measurement date, no compensation expense is recognized. If the measurement date is later than the date of grant, compensation expense is recorded to the measurement date based on the quoted market price of the underlying stock at the end of each period.

NOTE 2--ACQUISITIONS

  During fiscal year 1998, JRM acquired a controlling interest in Talleres Navales del Golfo, S.A. de C.V., a Mexican shipyard, a 100% interest in Menck GmbH, a manufacturer of marine hammers, and the remaining interest in McDermott Engineering Houston, LLC, an engineering joint venture, from International for an aggregate purchase price of $14,543,000. These acquisitions have been accounted for in a manner similar to a pooling of interests and accordingly, the consolidated financial statements have been restated.

  The restatement effects for periods prior to acquisition are:

                                                       1998    1997     1996
                                                      ------- -------  -------
                                                       (In thousands, except
                                                         per share amounts)
      Revenues....................................... $30,947 $40,882  $31,610
      Operating Income (Loss)........................     690  (1,674)     101
      Net Income (Loss)..............................   2,873  (1,074)  (1,467)
      Earnings (loss) per share:
        Basic........................................ $  0.07 $ (0.03) $ (0.04)
        Diluted...................................... $  0.06 $ (0.03) $ (0.04)

NOTE 3--INVESTMENT IN UNCONSOLIDATED AFFILIATES

  Transactions with unconsolidated affiliates included sales to ($140,389,000, $110,150,000 and $134,358,000 in fiscal years 1998, 1997 and 1996, respectively, including approximately $10,491,000, $9,609,000 and $44,491,000, respectively, attributable to leasing activities) and purchases from ($17,003,000, $8,765,000, and $9,054,000 in fiscal years 1998, 1997 and 1996, respectively) these entities. Included in accounts payable at March 31, 1998 and 1997 were $16,959,000 and $11,792,000, respectively, of payables to unconsolidated affiliates.

  During fiscal year 1998, JRM and its joint venture partner, Heerema Offshore Construction Group, Inc. ("Heerema"), terminated the HeereMac joint venture. Each party had a 50% interest in the joint venture, and Heerema had responsibility for its day-to-day operations. Pursuant to the termination, Heerema acquired and assumed JRM's 50% interest in the joint venture in exchange for cash of $318,500,000 and title to several pieces of equipment, including two launch barges and the derrick barge 101, a 3,500-ton lift capacity, semi-submersible derrick barge. The consideration received included a distribution of earnings of the HeereMac joint venture and payment of principal and interest under a promissory note previously due to JRM (approximately $100,000,000). As a result of the termination, a gain on asset disposal of $224,472,000 and a distribution of earnings of $61,637,000 were recorded.

  During fiscal year 1997, JRM changed from the equity to the cost method of accounting for its investment in the HeereMac joint venture as a result of JRM's determination that it was unable to exercise significant influence over HeereMac's operating and financial policies. Equity income of HeereMac was $1,083,000 in fiscal year 1996.

  In fiscal year 1997, JRM realized a gain of $16,682,000 on the sale of a marine vessel by HeereMac on behalf of JRM. During fiscal year 1996, JRM sold to the HeereMac joint venture the major marine vessels that it had been leasing to the joint venture. JRM received cash of $135,969,000, including a $30,000,000 advance deposit on the sale of certain marine equipment which was completed during fiscal year 1997, and a 7.75% note receivable of $105,000,000 and recorded a deferred gain of $103,239,000, which was being amortized over HeereMac's depreciable lives of the vessels prior to the change to the cost method of accounting for JRM's investment in HeereMac. Subsequent to the change, the deferred gain was recognized by JRM as the note was repaid. The note receivable ($92,500,000 at March 31, 1997), net of the deferred gain ($90,803,000 at March 31, 1997) was included in investment in unconsolidated affiliates. In addition to the vessel sale in fiscal year 1996, JRM received $37,097,000 as a return of capital from the HeereMac joint venture.

  At March 31, 1998 and 1997, property, plant and equipment included $137,513,000 and $141,409,000, and accumulated depreciation included $113,528,000 and $102,242,000, respectively, of marine equipment that is leased to unconsolidated investees. Dividends received from unconsolidated investees accounted for by the equity method were $1,290,000 and $2,291,000 in fiscal years 1998 and 1996, respectively. Undistributed earnings in unconsolidated affiliates accounted for by the equity method were $16,238,000 and $12,937,000, respectively, at March 31, 1998 and 1997.

  Summarized combined balance sheet and income statement information, based on the most recent financial information, for investments in entities accounted for by the equity method are presented below:

                                                                1998     1997
                                                              -------- --------
                                                               (In thousands)
      Current Assets......................................... $502,576 $284,726
      Non-Current Assets.....................................   96,138   77,648
                                                              -------- --------
        Total Assets......................................... $598,714 $362,374
                                                              -------- --------
      Current Liabilities.................................... $520,799 $299,803
      Non-Current Liabilities................................    9,649    6,304
      Owners' Equity.........................................   68,266   56,267
                                                              -------- --------
      Total Liabilities and Owners' Equity................... $598,714 $362,374
                                                              ======== ========

                                                    1998      1997      1996
                                                 ---------- --------  --------
                                                        (In thousands)
     Revenues................................... $1,091,056 $827,269  $907,151
                                                 ---------- --------  --------
     Gross Profit............................... $  103,780 $ 63,014  $203,102
     Income (Loss) before Provision for Income
      Taxes..................................... $   44,644 $ (5,504) $ 16,396
     Provision for Income Taxes.................     22,003    7,227     2,297
     Net Income (Loss).......................... $   22,641 $(12,731) $ 14,099
                                                 ========== ========  ========

  Subsequent Events--On April 3, 1998, JRM and ETPM S.A. terminated their worldwide McDermott-ETPM joint venture. Pursuant to the termination, JRM received net cash of approximately $105,000,000 and ETPM, S.A.'s derrick/lay barge 1601 and minority ownership in McDermott-ETPM East, Inc. and McDermott-ETPM Far East, Inc. ETPM S.A. received JRM's lay barge 200 and ownership in McDermott Subsea Constructors Limited and McDermott-ETPM West, Inc. The Consolidated Statement of Income (Loss) for fiscal years 1998, 1997, and 1996, respectively, includes revenues of $74,096,000, $44,033,000 and $23,290,000 and operating income (loss) of $18,751,000, ($22,956,000) and ($1,086,000)
attributable to operations transferred to ETPM S.A..

  Subsequent to the fiscal year end, JRM's Malaysian joint venture sold two combination pipelay and derrick barges. The joint venture, in which JRM holds a 49% interest, received approximately $47,000,000 in cash for the barges.

NOTE 4--INCOME TAXES

  Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted. All income has been earned outside of Panama and JRM is not subject to income tax in Panama on income earned outside of Panama. Therefore, there is no expected relationship between the provision for income taxes and income before income taxes. The major reason for the variations in such relationships is that income is earned within and subject to the taxation laws of various countries, each of which has a regime of taxation which varies from that of any other country (not only with respect to nominal rate but also with respect to the allowability of deductions, credits and other benefits) and because the proportional extent to which income is earned in, and subject to tax by, any particular country or countries varies from year to year. JRM and certain of its subsidiaries keep books and file tax returns on the completed contract method of accounting.

  Deferred income taxes reflect the net tax effects of temporary differences between the financial and tax bases of assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 1998 and 1997 were as follows:

                                                              1998      1997
                                                            --------  --------
                                                             (In thousands)
Deferred tax assets:
  Accrued liabilities for self-insurance (including
   postretirement health care benefits).................... $  8,324  $  7,127
  Accrued liabilities for executive and employee incentive
   compensation............................................    4,403     2,043
  Long-term contracts......................................      618     3,176
  Accrued pension liability................................    6,386     4,125
  Accrued drydock liability................................    1,966     2,219
  Investments in joint ventures and affiliated companies...    2,539     1,599
  Operating loss carryforwards.............................   18,032    32,595
  Property, plant and equipment............................      664     1,036
  Accrued vacation pay.....................................    1,274     1,041
  Other....................................................    5,960     5,036
                                                            --------  --------
    Total deferred tax assets..............................   50,166    59,997
                                                            --------  --------
  Valuation allowance for deferred tax assets..............  (17,196)  (19,136)
    Total deferred tax assets..............................   32,970    40,861
                                                            --------  --------
Deferred tax liabilities:
  Property, plant and equipment............................   21,859    31,105
  Long-term contracts......................................    4,270     4,394
  Prepaid pension costs....................................    3,388     1,488
  Other....................................................    1,491     1,583
                                                            --------  --------
    Total deferred tax liabilities.........................   31,008    38,570
                                                            --------  --------
    Net deferred tax assets................................ $  1,962  $  2,291
                                                            ========  ========

  Income (loss) before provision for income taxes was as follows:

                                                    1998       1997       1996
                                                  ---------  ---------  --------
                                                         (In thousands)
      U.S........................................ $(202,388) $  (5,675) $    141
      Other than U.S.............................   326,199      4,507     4,256
                                                  ---------  ---------  --------
                                                  $ 123,811  $  (1,168) $  4,397
                                                  =========  =========  ========

  The provision for income taxes consists of:

                                                      1998     1997     1996
                                                     -------  -------  -------
                                                         (In thousands)
      Current:
        U.S.--Federal............................... $26,985  $15,568  $ 1,512
        U.S.--State and local.......................   2,846     (366)      --
        Other than U.S..............................   2,174    4,130    6,503
                                                     -------  -------  -------
          Total current.............................  32,005   19,332    8,015
                                                     -------  -------  -------
      Deferred:
        U.S.--Federal...............................  (1,564)  (6,080)   5,426
        U.S.--State and local.......................     178   (2,585)      --
        Other than U.S..............................   4,232    1,065   (7,764)
                                                     -------  -------  -------
          Total deferred............................   2,846   (7,600)  (2,338)
                                                     -------  -------  -------
      Provision for Income Taxes.................... $34,851  $11,732  $ 5,677
                                                     =======  =======  =======

  The current provision for other than U.S. income taxes in 1998, 1997 and 1996 includes a reduction of $10,427,000, $2,021,000 and $3,763,000, respectively, for the benefit of net operating loss carryforwards. Initial recognition of OPI pre-acquisition tax benefits in fiscal year 1997 resulted in a reduction of excess cost over fair value of assets acquired of $3,115,000.

  JRM has provided a valuation allowance ($17,196,000 at March 31, 1998) for deferred tax assets which cannot be realized through carrybacks and future reversals of existing taxable temporary differences. Management believes that remaining deferred tax assets are realizable through carrybacks and future reversals of existing taxable temporary differences and future taxable income. An uncertainty that affects the ultimate realization of deferred tax assets is the risk of incurring losses in the future. This factor has been considered in determining the valuation allowance. Management will continue to assess the adequacy of the valuation allowance on a quarterly basis.

  JRM would be subject to U.S. withholding taxes on distributions of earnings from its U.S. subsidiaries. No U.S. withholding taxes have been provided as these earnings are considered indefinitely reinvested.

NOTE 5--RELATED PARTY TRANSACTIONS

  Transactions with subsidiaries, divisions and controlled joint ventures of McDermott International that are not disclosed elsewhere, are as follows:

                                                         1998    1997    1996
                                                        ------- ------- -------
                                                            (In thousands)
      Sale of marine construction services............. $22,173 $31,970 $45,226
      Purchase of other services.......................   8,878  16,256  24,269
      Insurance premiums...............................   8,072   8,012  12,908
      Pension benefit..................................   1,120   1,094     843
      Corporate administrative expense.................  13,148  11,900  11,900
      Other administrative expense.....................   5,197   6,629   6,615
      Interest income..................................      --      --     787
      Interest expense.................................      97   6,655  21,831

  During fiscal year 1997, JRM paid a $231,000,000 note payable to International and purchased from International certain diving support equipment and systems for $3,573,000 and nine cranes for use in JRM's fabrication and construction activities for $8,295,000. During fiscal year 1998, a tax adjustment of $1,128,000 on the above purchase was included in Capital in Excess of Par Value.

  Under a non-competition agreement entered into in connection with the acquisition of OPI, a director who resigned in April 1996 received $1,500,000 in fiscal years 1998, 1997 and 1996 and will receive additional payments of $1,500,000 per year over the next two years.

  In fiscal year 1995, JRM entered into an office sublease with an affiliate of one of its directors (who resigned in April 1996). Such sublease expired in March 1997. During fiscal years 1997 and 1996, the affiliate paid $216,000 and $185,000, respectively, under the sublease. Under another agreement, JRM paid $576,000 to the affiliate in each of fiscal years 1997 and 1996 and reimbursed the affiliate for out-of-pocket expenses for the management and operation of JRM's offshore producing oil and gas property. Also during fiscal year 1996, JRM fabricated a caisson for the affiliate for $84,000. In addition, JRM received approximately $2,000,000 from the affiliate during fiscal year 1996 pursuant to a contract to refurbish, transport and install an offshore jacket and deck.

  JRM entered into agreements with an affiliate of another director (whose term as director ended in August 1997) pursuant to which JRM acquired interests in certain offshore oil and gas property. During fiscal year 1996, JRM paid $2,036,000 to the affiliate under the agreements in connection with the acquisition of its interests and the development of such property. During fiscal year 1996, JRM sold its interest in the property to the affiliate in exchange for an $8,000,000 convertible production payment relating to such property. Pursuant to the terms of the agreements entered into in connection with such sale, JRM received a right to a production payment that allows it to share in up to $8,000,000 of the net proceeds on any production from the property based upon a percentage of its original interest in such property. In December 1995, this property was placed on production and JRM earned approximately $1,262,000, $1,093,000 and $179,000 in fiscal years 1998, 1997 and 1996, respectively, under these agreements. In addition, during fiscal year 1998, JRM sold its investment in common stock of this affiliate and its interest in a limited partnership which is also an affiliate of this director. JRM also entered into agreements with two affiliates of the same former director to design, fabricate and install several offshore pipelines or structures. The value of these agreements was approximately $82,000,000. At March 31, 1997, all work under these agreements had been completed and invoiced.

  McDermott International provides administrative services to JRM under a service agreement. These services include, but are not limited to: accounting, treasury, tax administration and other financial services; human relations; public relations; corporate secretarial; and corporate officer services. The cost of these services to JRM was $13,148,000, $11,900,000 and $11,900,000 for
fiscal years 1998, 1997 and 1996, respectively. McDermott International also provides other administrative services which are billed directly to JRM. These services include, but are not limited to, telecommunications and automation. The cost of these services to JRM was $5,197,000, $6,629,000 (including $2,087,000 for corporate officer severance) and $6,615,000 for fiscal years 1998, 1997 and 1996, respectively.

  Certain officers and employees of JRM participate in certain benefit plans which involve the issuance of International Common Stock.

NOTE 6--NOTES PAYABLE AND LONG-TERM DEBT

                                                                1998     1997
                                                              -------- --------
                                                               (In thousands)
Long-term debt consists of:
Unsecured debt:
  9.375% Senior Subordinated Notes due 2006 ($250,000,000
   principal amount)......................................... $244,986 $244,610
  12.875% Guaranteed Senior Notes due 2002 ($70,000,000
   principal amount)-- redeemed July 1997....................       --   73,958
  Other notes payable........................................   16,454   17,905
Secured debt:
  Floating rate notes, interest at one month LIBOR plus 2%
   (7.75% at
   March 31, 1998) due 1999..................................    4,503   12,693
  Capitalized Lease Obligations..............................    8,900   13,276
                                                              -------- --------
                                                               274,843  362,442
Less amounts due within one year.............................   29,021   86,955
                                                              -------- --------
                                                              $245,822 $275,487
                                                              ======== ========

  Notes payable and current maturities of long-term debt consist of:

                                                              1998      1997
                                                             -------  --------
                                                              (In thousands)
Short-term lines of credit--unsecured....................... $ 2,251  $ 28,610
Current maturities of long-term debt........................  29,021    86,955
                                                             -------  --------
                                                             $31,272  $115,565
                                                             =======  ========
Weighted average interest rate on short-term borrowings.....    7.69%     6.95%
                                                             =======  ========

  During fiscal year 1997, JRM issued $250,000,000 principal amount 9.375% Senior Subordinated Notes due 2006 ("9.375% Notes"). The 9.375% Notes are redeemable, for cash, at the option of JRM in whole or in part, at any time on or after July 15, 2001 at a price of 104.688% of the principal amount, and thereafter at prices declining annually to 100% of the principal amount on or after July 15, 2004.

  Maturities of long-term debt during the five fiscal years subsequent to March 31, 1998 are as follows: 1999--$29,021,000; 2000--$721,000; 2001--
$38,000; 2002--$38,000; 2003--$39,000.

  At March 31, 1998 and 1997, JRM had available various uncommitted short-term lines of credit from banks totaling $25,234,000 and $43,091,000, respectively. Borrowings by JRM against these lines of credit at March 31, 1998 and 1997 were $2,251,000 and $28,610,000, respectively. JRM is also a party to an unsecured and committed revolving credit facility (the "JRM Revolver"). There were no borrowings outstanding at March 31, 1998 and 1997 under the JRM Revolver. As a condition to borrowing under the JRM Revolver, JRM must comply with certain covenant requirements. Presently, JRM cannot satisfy these requirements and cannot borrow under the JRM Revolver. The JRM Revolver also limits the amount of funds which JRM can borrow from other sources and JRM is presently at these limits. The JRM Revolver will expire on June 8, 1998. JRM is currently negotiating a new three year unsecured committed revolving credit and letter of credit facility.

  JRM is restricted, as a result of covenants in its indenture relating to its 9.375% Notes, from paying cash dividends on, or repurchasing or redeeming, its capital stock (including the shares of Common Stock and Series A Preferred Stock held by International), or in transferring funds through unsecured loans to or investments in International. At March 31, 1998, JRM could pay cash dividends on, or repurchase shares of, its capital stock (including shares held by International) in the amount of $37,633,000, could pay up to an additional $9,600,000 of cash dividends on its Series A Preferred Stock held by International, and could make unsecured loans to or investments in International of approximately $30,000,000. Additionally under such indenture, JRM is required to offer to purchase its outstanding 9.375% Notes at 100% of their principal amount, plus accrued and unpaid interest, to the extent that it has proceeds from certain asset sales and dispositions equal to or exceeding $25,000,000 that it has not used to permanently reduce certain senior or other indebtedness or reinvested in its business within a specified time period, generally 18 months, following each such asset sale or disposition. Currently, JRM has approximately $240,000,000 in proceeds from such asset sales and dispositions, which, if not used for repayment of debt or reinvested as described above, would be subject to this obligation commencing June 1999.

NOTE 7--PENSION PLANS AND POSTRETIREMENT BENEFITS

  Pension Plans--JRM provides retirement benefits through employee participation in two non-contributory pension plans for substantially all of its salaried employees, except certain non-resident alien employees of foreign subsidiaries who are not citizens of a European Community country or who do not earn income in the United States or the United Kingdom. Plan benefits are based on final average compensation and years of service. JRM's funding policy is to fund the applicable pension plan to meet minimum funding requirements of the Employee Retirement Income Security Act of 1974 and to fund the other pension plan as recommended by the respective plan actuary in accordance with applicable law. At January 1, 1998 and 1997, approximately one-half of total plan assets were invested in listed stocks and bonds. The remaining assets were held in foreign equity funds, U.S. Government securities and investments of a short-term nature.

  JRM also provides benefits to employees in the United Kingdom through participation of certain of its subsidiaries and affiliated companies in a contributory pension plan sponsored by McDermott International.

 U.S. Pension Plans

  The net periodic pension cost for fiscal years 1998, 1997 and 1996 included the following components:

                                                    1998     1997     1996
                                                  --------  -------  -------
                                                       (In thousands)
      Service cost--benefits earned during the
       period.................................... $  5,246  $ 4,927  $ 2,976
      Interest cost on projected benefit
       obligation................................    5,264    4,263    3,533
      Actual return on plan assets...............  (11,039)  (5,841)  (6,484)
      Net amortization and deferral..............    6,555    1,857    2,286
                                                  --------  -------  -------
      Net periodic pension cost.................. $  6,026  $ 5,206  $ 2,311
                                                  ========  =======  =======

  The following table sets forth the U.S. plans' funded status and the amounts recognized in the consolidated financial statements:

                                                              1998      1997
                                                            --------  --------
                                                             (In thousands)
      Actuarial present value of benefit obligations:
        Vested benefit obligation.........................  $ 44,974  $ 35,218
                                                            ========  ========
        Accumulated benefit obligation....................  $ 56,494  $ 43,903
                                                            ========  ========
        Projected benefit obligation......................  $ 85,017  $ 65,480
      Plan assets at fair value...........................    64,231    52,582
                                                            --------  --------
      Projected benefit obligation in excess of plan
       assets.............................................   (20,786)  (12,898)
      Unrecognized net loss...............................    12,790    10,701
      Adjustment required to recognize minimum liability..        --       (41)
      Unrecognized prior service cost.....................    (8,044)   (8,684)
      Unrecognized transition asset.......................      (949)   (1,261)
                                                            --------  --------
      Net pension liability...............................  $(16,989) $(12,183)
                                                            ========  ========

  The assumptions used in determining the funded status of the U.S. plans were:

                                                               1998  1997  1996
                                                               ----  ----  ----
      Actuarial assumptions:
        Discount rate......................................... 7.0%  7.5%  7.25%
                                                               ===   ===   ====
        Rate of increase in future compensation levels........ 4.5%  5.0%   5.0%
                                                               ===   ===   ====
        Expected long-term rate of return on plan assets...... 8.5%  8.5%   8.5%
                                                               ===   ===   ====

  In February 1998, JRM terminated its Retirement Plan for Non-Management Directors and issued 7,910 shares of JRM's Common Stock to the participants in that plan in full satisfaction of their accrued benefits under the terminated plan.

 Non-U.S. Pension Plan

  The net periodic pension cost (benefit) for fiscal years 1998, 1997 and 1996 included the following components:

                                                      1998    1997    1996
                                                     -------  -----  -------
                                                        (In thousands)
      Service cost--benefits earned during the
       period....................................... $   434  $ 459  $   332
      Interest cost on projected benefit
       obligation...................................     833    766      829
      Actual return on plan assets..................  (1,822)  (756)  (1,046)
      Net amortization and deferral.................     591   (403)      30
                                                     -------  -----  -------
      Net periodic pension cost..................... $    36  $  66  $   145
                                                     =======  =====  =======

  The following table sets forth the non-U.S. plan's funded status and the amounts recognized in the consolidated financial statements:

                                                              1998     1997
                                                             -------  -------
                                                             (In thousands)
      Actuarial present value of benefit obligations:
        Vested benefit obligation........................... $ 9,500  $ 8,198
                                                             =======  =======
        Accumulated benefit obligation...................... $ 9,878  $ 8,594
                                                             =======  =======
        Projected benefit obligation........................ $12,359  $10,989
      Plan assets at fair value.............................  13,950   12,328
                                                             -------  -------
      Plan assets in excess of projected benefit
       obligation...........................................   1,591    1,339
      Unrecognized net gain.................................  (1,217)    (831)
      Unrecognized transition asset.........................    (621)    (719)
                                                             -------  -------
      Net pension liability................................. $  (247) $  (211)
                                                             =======  =======

  The assumptions used in determining the funded status of the non-U.S. plan were:

                                                               1998  1997  1996
                                                               ----  ----  ----
      Actuarial assumptions:
        Discount rate.........................................  7.0% 7.25% 8.25%
                                                               ====  ====  ====
        Rate of increase in future compensation levels........  4.5%  5.0%  5.0%
                                                               ====  ====  ====
        Expected long-term rate of return on plan assets...... 8.25%  8.5%  8.5%
                                                               ====  ====  ====

  Postretirement Health Care and Life Insurance Benefits--JRM offers postretirement health care and life insurance benefits to substantially all of its regular full-time employees who retire and receive retirement income from a defined benefit pension plan funded by JRM, except certain non-resident alien retired employees who are not citizens of a European Community country, or who, while employed, did not earn income in the United States, Canada or the United Kingdom. JRM shares the cost of providing these benefits, except for certain life insurance plans, with all affected retirees. JRM does not fund any of these plans.

  The following table sets forth the amounts recognized in the consolidated financial statements at March 31:

                                                                1998     1997
                                                               -------  -------
                                                               (In thousands)
      Accumulated Postretirement Benefit Obligation:
        Retirees.............................................. $ 2,156  $ 1,233
        Fully eligible active participants....................   2,668    2,467
        Other active plan participants........................  14,322   13,810
                                                               -------  -------
                                                                19,146   17,510
      Unrecognized net gain...................................   1,493    1,220
                                                               -------  -------
      Accrued postretirement benefit cost..................... $20,639  $18,730
                                                               =======  =======
      Weighted average discount rate..........................    7.00%    7.50%

  The accumulated postretirement benefit obligation includes $18,228,000 and $16,322,000 for health care plans and $918,000 and $1,188,000 for life insurance plans at March 31, 1998 and 1997, respectively.

  Net periodic postretirement benefit cost for fiscal years 1998, 1997 and 1996 included the following components:

                                                           1998    1997   1996
                                                          ------  ------ ------
                                                             (In thousands)
      Service cost....................................... $1,065  $1,289 $  767
      Interest cost......................................  1,309   1,383  1,060
      Net amortization and deferral......................    (88)    150     --
                                                          ------  ------ ------
      Net periodic postretirement benefit cost........... $2,286  $2,822 $1,827
                                                          ======  ====== ======

  For measurement purposes, a weighted-average annual assumed rate of increase in the per capita cost of covered health care claims of 6 1/2% was assumed for 1998, 7 1/2% for 1997 and 10 3/4% for 1996. For 1999, a rate of 5 1/2% was assumed. The rate was assumed to decrease gradually to 4% in 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of March 31, 1998 by $3,039,000 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for fiscal year 1998 by $443,000.

  Subsequent Event--Effective April 1, 1998, JRM terminated all postretirement health care and life insurance benefits for employees. As a result of the termination, the total accumulated postretirement benefit obligation of JRM will decrease. On the same date, the pension plan for the employees affected by the termination were amended to increase the benefits payable to offset the cost of postretirement health care and life insurance to the participants. As a result of the amendment to the plan, the total projected benefit obligation of JRM will increase. The decrease in the accumulated postretirement benefit obligation will be measured against the increase in the total projected benefit obligation of the pension plan, and any resulting gain or loss will be recognized in the first quarter of fiscal year 1999. The actuarial calculations of the decrease in the total accumulated postretirement benefit obligation and the increase in the projected benefit obligation of the pension plan have not yet been finalized.

NOTE 8--IMPAIRMENT OF LONG-LIVED ASSETS

  During fiscal year 1998, management concluded that the goodwill associated with the acquisition of OPI no longer had value and recorded a charge for the remaining goodwill of $262,901,000. The decision was based on the lack of volume related to OPI, the departure of key OPI executives from JRM and the disposal of significant OPI joint ventures and major OPI vessels. Annual amortization of the OPI goodwill was approximately $21,800,000.

  During fiscal years 1998 and 1997, management identified certain long-lived assets that are no longer expected to recover their entire carrying value through future cash flows. The assets include non-core, surplus and obsolete property and equipment. Fair value was generally determined based on sales prices of comparable assets. Impairment losses to write down the property, plant and equipment to estimated fair value totaled $2,891,000 and $19,228,000, respectively, in fiscal years 1998 and 1997.

  During fiscal year 1998, management decided to sell a Floating Production, Storage and Offloading System ("FPSO"). As a result, an impairment loss of $7,000,000 was recognized to reduce the FPSO to its estimated fair value less costs to sell. Prior to recognition of the impairment loss, the carrying value of the FPSO was approximately $21,500,000. Excluding the impairment loss, net income for fiscal year 1998 for the FPSO was $2,774,000. Management expects to sell the FPSO within the next year.

  During fiscal year 1997, management decided to sell a certain vessel and related equipment of a non-core business and to sell or otherwise dispose of certain other assets. As a result, impairment losses totaling $12,162,000 were recognized to reduce the property and equipment to estimated fair values less the costs to sell.

Prior to recognition of the impairment losses, the carrying value of these assets totaled approximately $18,950,000. Excluding the impairment losses, results of operations for fiscal year 1997 for these assets were not material. Substantially all of these assets were disposed of in fiscal year 1998, with no significant gain or loss recognized.

NOTE 9--CAPITAL STOCK

  At March 31, 1998 and 1997, 14,634,966 and 15,172,402 shares, respectively, of Common Stock were reserved for issuance in connection with the possible conversion of Series A $2.25 Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), the exercise of stock options and awards of restricted stock under JRM's stock incentive plans and contributions to the Thrift Plan described in Note 10.

  At March 31, 1998 and 1997, 3,200,000 shares of Series A Preferred Stock were owned by International. Shares of Series A Preferred Stock are entitled to one vote per share, voting as a single class with the Common Stock, and a liquidation preference of $50.00 per share. Dividends on Series A Preferred Stock are cumulative at the annual rate of $2.25 per share. Series A Preferred Stock is redeemable for cash at the option of JRM, at any time through January 31, 2000 provided that the last reported sales price of JRM's Common Stock in its principal trading market for any 20 trading days within a period of 30 consecutive trading days is at least $55.74, or any time after January 31, 2000 at a price equal to $52.00 per share, plus accrued and unpaid dividends. Each share of Series A Preferred Stock is convertible into 1.794 shares of Common Stock at any time after a call by JRM for redemption of any or all of the outstanding Series A Preferred Stock or at any time after January 31, 2000.

  During fiscal year 1998, JRM's Board of Directors approved a plan to buy back a limited number of shares of its Common Stock. Under the plan, JRM can purchase up to two million shares of its Common Stock from time to time on the open market or through negotiated transactions, depending on the availability of cash and market conditions. JRM's plan is also dependent on its ability to satisfy its debt covenants. As of March 31, 1998, JRM had purchased 362,500 shares of its Common Stock at an average share price of $37.31 under the plan.

NOTE 10--STOCK PLANS

  A total of 3,217,039 shares of Common Stock are available for stock option grants and restricted stock awards to officers and key employees under the Executive Long-Term Incentive Compensation Plan at March 31, 1998. The Plan permits the grant of nonqualified stock options, incentive stock options and restricted stock. Options to purchase shares are granted at not less than 100% of the fair market value on the date of the grant, become exercisable at such time or times as determined when granted and expire not more than ten years after the date of grant. Under the Plan, eligible employees may be granted rights to purchase shares of Common Stock at $1.00 per share, which shares are subject to restrictions on transfer that lapse at such times and circumstances as specified when granted. Through March 31, 1998, a total of 112,940 shares of restricted stock (including 58,700 and 54,240 shares issued with a weighted average fair value of $23.78 and $23.25 per share in fiscal years 1997 and 1996, respectively) have been issued under Plan. During fiscal year 1998, performance-based awards represented by initial notional grants totaling 32,510 rights (with a weighted average fair value of $36.53 per right) to purchase restricted shares of Common Stock were granted to certain officers and key employees under the Plan. Under the provisions of the performance-based awards, no shares are issued at the time of the initial award and the number of shares which will ultimately be issued shall be determined based on the change in the market value of JRM's Common Stock over a specified performance period.

  A total of 92,500 shares of Common Stock are available for grants of options, and rights to purchase restricted shares, to non-employee directors under JRM's Nonemployee Director Stock Plan at March 31, 1998. Options to purchase 600, 200, and 200 shares will be granted on the first, second, and third years, respectively, of a Director's term at not less than 100% of the fair market value on the date of grant, are fully vested and exercisable on the date of grant and expire ten years after the date of the grant. Rights to purchase 300, 100 and 100 shares are granted on the first, second and third years, respectively, of a Director's term, at $1.00 per share, which shares are subject to restrictions on transfer that lapse at the end of such term. Through March 31, 1998, a total of 3,100 shares of restricted stock have been issued under the Nonemployee Director Stock Plan.

  Under JRM's 1995 Senior Management Stock Option Plan, senior management employees may be granted options to purchase shares of Common Stock. The total number of shares available for grant is determined by the Board of Directors from time to time. Options to purchase shares are granted at not less than 100% of the fair market value on the date of grant, become exercisable at such time or times as determined when granted, and expire not more than ten years after the date of grant.

  In the event of a change in control of JRM, all three programs have provisions that may cause restrictions to lapse and accelerate the exercisability of options outstanding.

  The following table summarizes activity for JRM's stock option plans (share data in thousands):

                                 1998              1997              1996
                           ----------------- ----------------- -----------------
                                   Weighted-         Weighted-         Weighted-
                                    Average           Average           Average
                                   Exercise          Exercise          Exercise
                           Options   Price   Options   Price   Options   Price
                           ------- --------- ------- --------- ------- ---------
Outstanding, April 1......  1,039   $17.31    1,092   $13.47    1,078   $ 9.46
Granted...................    141   $37.54      276   $24.33      388   $16.76
Exercised.................   (442)  $12.64     (297)  $ 9.56     (354)  $ 4.32
Cancelled/forfeited.......    (51)  $21.21      (32)  $18.91      (20)  $22.63
                            -----   ------    -----   ------    -----   ------
Outstanding, March 31.....    687   $24.21    1,039   $17.31    1,092   $13.47
                            =====   ======    =====   ======    =====   ======
Exercisable, March 31.....    244   $21.31      490   $13.15      557   $ 8.77
                            =====   ======    =====   ======    =====   ======

  The following tables summarize the range of exercise prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at March 31, 1998 (share data in thousands):

                              Options Outstanding
      -----------------------------------------------------------------------------------
                                                        Weighted
                                                         Average                 Weighted
         Range of                                       Remaining                Average
         Exercise                                      Contractual               Exercise
          Prices             Outstanding                  Life                    Price
         --------            -----------               -----------               --------
      $ 6.00--$ 9.13               4                       2.7                    $ 6.18
      $16.69--$17.00             220                       8.1                    $16.73
      $22.13--$24.94             322                       8.4                    $23.70
      $37.53--$38.66             141                       5.0                    $37.97
                                 ---
      $ 6.00--$38.66             687                       7.5                    $24.21
                                 ===

                                Options Exercisable
       -----------------------------------------------------------------------------------
          Range of
          Exercise                                                        Weighted Average
           Prices                   Exercisable                            Exercise Price
       --------------               -----------                           ----------------
       $6.00--$9.13                       4                                    $ 6.18
       $16.69--$17.00                    66                                    $16.76
       $22.13--$24.94                   172                                    $23.29
           $38.66                         2                                    $38.66
                                        ---
       $6.00--$38.66                    244                                    $21.31
                                        ===

  As discussed in Note 1, JRM applies APB 25 and related interpretations in accounting for its stock-based compensation. Charges to income related to stock plan awards totaled approximately $1,541,000, $965,000 and $154,000 for the fiscal years ended March 31, 1998, 1997 and 1996, respectively. If JRM had accounted for its stock plan awards using the alternative fair value method of accounting under SFAS No. 123, "Accounting for Stock-Based Compensation," its net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below:

                                                      1998     1997     1996
                                                     ------- --------  -------
                                                      (In thousands, except
                                                         per share data)
      Net income (loss):
        As reported................................. $88,960 $(12,900) $(1,280)
        Pro forma................................... $88,839 $(13,358) $(1,368)
      Basic earnings (loss) per share:
        As reported................................. $  2.00 $  (0.50) $ (0.23)
        Pro forma................................... $  1.99 $  (0.51) $ (0.23)
      Diluted earnings (loss) per share:
        As reported................................. $  1.89 $  (0.50) $ (0.23)
        Pro forma................................... $  1.89 $  (0.51) $ (0.23)

  The above pro forma information is not indicative of future pro forma amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1996 and additional awards in future years are anticipated. The fair value of each option grant was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                             1998  1997  1996
                                                             ----  ----  ----
      Risk-free interest rate............................... 5.41% 6.28% 5.34%
      Volatility factor of the expected market price of
       JRM's common stock...................................  .41   .41   .41
      Expected life of the option in years..................  3.6   5.0   5.0
      Expected dividend yield of JRM's common stock.........    0%    0%    0%

  The weighted average fair value of the stock options granted in 1998, 1997 and 1996 was $13.85, $11.09 and $7.40, respectively.

 Thrift Plan

  Certain employees of JRM participate in the Thrift Plan for Employees of McDermott Incorporated and Participating Subsidiary and Affiliated Companies (the "Thrift Plan"), which is a defined contribution plan maintained by a subsidiary of McDermott International. On June 5, 1995, a maximum of 5,000,000 of the authorized and unissued shares of JRM's Common Stock was reserved for possible issuance as the JRM employer match for employee contributions to the Thrift Plan. Such employer contributions equal 50% of the first 6% of compensation, as defined in the Thrift Plan, contributed by participants, and fully vest and are non-forfeitable after five years of service or upon retirement, death, lay-off or approved disability. During fiscal years 1998, 1997 and 1996, 65,727, 77,112 and 80,356 shares, respectively, were issued as employer contributions pursuant to the Thrift Plan. At March 31, 1998, 4,776,805 shares remained available for issuance.

NOTE 11--CONTINGENCIES AND COMMITMENTS

  Investigations and Litigation--In March 1997, JRM and International, with the help of outside counsel, began an investigation into allegations of wrongdoing by a limited number of former employees of JRM and International and others. The allegations concerned the heavy-lift business of the HeereMac joint venture. Upon becoming aware of these allegations, JRM and International notified authorities, including the Antitrust Division of the U. S. Department of Justice and the European Commission. As a result of JRM's and International's prompt disclosure of the allegations, both companies and the individuals who were officers, directors and employees of JRM or International at the time of the disclosure were granted immunity from criminal prosecution by the Department of Justice for any anti-competitive acts involving worldwide heavy-lift activities.

  On December 21, 1997, following JRM's termination of its joint venture with Heerema Offshore Construction Group, Inc. ("Heerema"), HeereMac and a HeereMac employee pled guilty to criminal charges by the Department of Justice that they and others had participated in a conspiracy to rig bids in connection with the heavy-lift business of HeereMac in the Gulf of Mexico, North Sea and Far East. HeereMac was fined $49,000,000 and the employee $100,000. As part of the plea, both HeereMac and certain employees of HeereMac agreed to cooperate fully with the Department of Justice investigation. Neither JRM, International nor any of their officers, directors or employees was a party to those proceedings.

  JRM and International have cooperated and are continuing to cooperate with the Department of Justice in its investigation. Near the end of calendar 1997, the Department of Justice requested additional information from the companies relating to possible anti-competitive activity in the marine construction business of McDermott-ETPM East, Inc., one of the operating companies within JRM's former McDermott-ETPM joint venture with ETPM S.A., a French company. Pursuant to the termination of the McDermott-ETPM joint venture on April 3, 1998, JRM assumed 100% ownership of McDermott-ETPM East, Inc., which has been renamed J. Ray McDermott Middle East, Inc.

  JRM and International are also cooperating with the Securities and Exchange Commission ("SEC"), which also requested information and documents from the companies with respect to certain of the foregoing matters. JRM and International are subject to a judicial order entered in 1976, with the consent of McDermott Incorporated (which at that time was the parent of the McDermott group of companies), pursuant to an SEC complaint ("Consent Decree"). The Consent Decree prohibits the companies from making false entries in their books, maintaining secret or unrecorded funds or using corporate funds for unlawful purposes. Violations of the Consent Decree could result in substantial civil and/or criminal penalties to the companies.

  On June 1, 1998, Phillips Petroleum Company (individually, and on behalf of certain co-venturers) and certain related entities filed a complaint in United States District Court for the Southern District of Texas against JRM, International, McDermott Incorporated, McDermott-ETPM, Inc., certain JRM subsidiaries, HeereMac, Heerema, certain Heerema affiliates, and others. The complaint alleges that the defendants engaged in anti-competitive acts in violation of Sections 1 and 2 of the Sherman Act and Sections 15.05(a) and (b) of the Texas Business and Commerce Code, engaged in fraudulent activity and tortiously interfered with the plaintiffs' businesses in connection with certain offshore transportation and installation projects in the Gulf of Mexico, North Sea and Far East. In addition to seeking actual damages and attorneys' fees, the plaintiffs have requested punitive as well as treble damages.

  It is not possible to predict the ultimate outcome of the Department of Justice investigation, the SEC inquiry, the companies' internal investigation, the above referenced lawsuit, or the actions that may be taken by others as a result of HeereMac's guilty plea or otherwise. However, these matters could result in civil and/or criminal liability and have a material adverse effect on JRM's consolidated financial position and results of operations.

  In addition to the foregoing, JRM and certain of its officers, directors and subsidiaries are defendants in numerous other legal proceedings. Management believes that the outcome of these proceedings will not have a material adverse effect upon JRM's consolidated financial position or results of operations.

  Operating Leases--Future minimum payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at March 31, 1998 are as follows: 1999--$5,565,000; 2000--$4,575,000;
2001--$3,753,000; 2002--$1,855,000; 2003--$1,827,000; and thereafter--
$47,685,000. Total rental expense for fiscal years 1998, 1997 and 1996 was $74,262,000, $67,990,000 and $66,617,000, respectively. These expense amounts include contingent rentals and are net of sublease income, neither of which are material.

  Other--JRM maintains liability and property insurance against such risk and in such amounts as it considers adequate. However, certain risks are either not insurable or insurance is available only at rates which JRM considers uneconomical.

  Commitments for capital expenditures amounted to approximately $24,541,000 at March 31, 1998, all of which relates to fiscal year 1999.

  JRM is contingently liable under standby letters of credit totaling $235,736,000 (including $47,086,000 issued on behalf of unconsolidated joint ventures) at March 31, 1998, all of which were issued in the normal course of business.

NOTE 12--FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

  The principal customers of JRM are the offshore oil, natural gas and hydrocarbon processing industries and other marine construction companies. These concentrations of customers may impact JRM's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. However, JRM's management believes that the portfolio of receivables is well diversified and that this diversification minimizes any potential credit risk. Receivables are generally not collateralized.

  JRM believes that its provision for possible losses on uncollectible accounts receivable is adequate for its credit loss exposure. At March 31, 1998 and 1997, the allowance for possible losses deducted from Accounts receivable-trade on the accompanying balance sheet was $2,164,000 and $3,634,000, respectively.

NOTE 13--INVESTMENTS

  The following is a summary of available-for-sale securities at March 31, 1998:

                                                  Gross      Gross    Estimated
                                      Amortized Unrealized Unrealized   Fair
                                        Cost      Gains      Losses     Value
                                      --------- ---------- ---------- ---------
                                                   (In thousands)
Debt securities:
  U. S. Treasury securities and
   obligations of U.S. government
   agencies.......................... $182,856     $329       $656    $182,529
  Corporate notes and bonds..........   72,767       36         24      72,779
  Time deposits......................  393,070       --         --     393,070
                                      --------     ----       ----    --------
    Total............................ $648,693     $365       $680    $648,378
                                      ========     ====       ====    ========

  The amortized cost and estimated fair value amounts of debt securities at March 31, 1998 include $104,720,000 in time deposits which are reported as cash equivalents.

  The following is a summary of available-for-sale securities at March 31, 1997:

                                                              Gross    Estimated
                                                  Amortized Unrealized   Fair
                                                    Cost      Losses     Value
                                                  --------- ---------- ---------
                                                          (In thousands)
Debt securities:
  Obligations of U.S. government agencies........ $ 55,552    $   36   $ 55,516
  Time deposits..................................   61,075        --     61,075
  Other debt securities..........................   41,150        --     41,150
                                                  --------    ------   --------
    Total debt securities........................  157,777        36    157,741
                                                  --------    ------   --------
Equity securities................................    2,009     1,015        994
                                                  --------    ------   --------
    Total........................................ $159,786    $1,051   $158,735
                                                  ========    ======   ========

  The amortized cost and estimated fair value amounts of debt securities at March 31, 1997 include $82,225,000 in time deposits and other debt securities which are reported as cash equivalents.

  Proceeds and gross realized losses on sales of available-for-sale securities were approximately $1,338,000 and $672,000, respectively, for fiscal year 1998. Proceeds and gross realized gains on sales of available-for-sale securities were approximately $4,589,000 and $20,000, respectively, for fiscal year 1997. The amortized cost and estimated fair value of available-for-sale debt securities at March 31, 1998, by contractual maturity, are as follows:

                                                                       Estimated
                                                             Amortized   Fair
                                                               Cost      Value
                                                             --------- ---------
                                                               (in thousands)
      Debt securities:
        Due in one year or less............................. $490,748  $490,732
        Due after one through three years...................   69,699    69,490
        Due after three years...............................   88,246    88,156
                                                             --------  --------
          Total............................................. $648,693  $648,378
                                                             ========  ========

NOTE 14--DERIVATIVE FINANCIAL INSTRUMENTS

  JRM operates internationally giving rise to exposure to market risks from changes in foreign exchange rates. Derivative financial instruments, primarily forward exchange contracts, are utilized to reduce those risks. JRM does not hold or issue financial instruments for trading purposes.

  Forward exchange contracts are entered into primarily as hedges of certain firm purchase and sale commitments denominated in foreign currencies. At March 31, 1998, JRM had forward exchange contracts to purchase $42,674,000 in foreign currencies (primarily Pound Sterling and Singapore Dollars), and to sell $18,910,000 in foreign currencies (primarily Singapore Dollars), at varying maturities through fiscal year 1999. At March 31, 1997, JRM had forward exchange contracts to purchase $66,969,000 in foreign currencies (primarily Pound Sterling), and to sell $257,000 in foreign currencies (primarily Singapore Dollars), at varying maturities through fiscal year 1998.

  Deferred realized and unrealized gains and losses from hedging firm purchase and sale commitments are included on a net basis in the balance sheet as a component of either other current assets or accrued liabilities. They are recognized as part of the purchase or sale transaction when it is recognized, or as other gains or losses when a hedged transaction is no longer expected to occur. At March 31, 1998 and 1997, JRM had deferred gains of $586,000 and $2,127,000, respectively, and deferred losses of $24,000 and $46,000, respectively, related to forward exchange contracts which will primarily be recognized in accordance with the percentage of completion method of accounting.

  JRM is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but it does not anticipate nonperformance by any of the counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

NOTE 15--FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by JRM in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

  Investment securities: The fair values of investments are estimated based on quoted market prices. For investments for which there are no quoted market prices, fair values are derived from available yield curves for investments of similar quality and terms. The carrying amounts for investments are their estimated fair values (see Note 13).

  Note receivable from an unconsolidated affiliate: At March 31, 1997, it was not practicable to estimate the fair value of JRM's 7.75% Note Receivable from the HeereMac joint venture because there were no quoted market prices and the time of its settlement could not be determined.

  Long and short-term debt: The fair values of debt instruments are based on quoted market prices or, where quoted prices are not available, on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or on estimated prices based on current yields for debt issues of similar quality and terms. At March 31, 1998 and 1997, JRM had total debt (including notes payable to McDermott International and excluding capitalized leases) with carrying values of $268,194,000 and $386,816,000 and fair values of $293,072,000 and $404,876,000, respectively.

  Foreign currency exchange contracts: The fair values of foreign currency forward exchange contracts are estimated by obtaining quotes from brokers. At March 31, 1998 and 1997, JRM had net forward exchange contracts to purchase foreign currencies with notional values of $23,764,000 and $66,712,000 and fair values of $24,238,000 and $67,107,000, respectively.

NOTE 16--SEGMENT REPORTING

  JRM supplies worldwide services for the offshore oil and gas exploration and production and hydrocarbon processing industries, and to other marine construction companies. Principal activities include the design, engineering, fabrication and installation of offshore drilling and production platforms, specialized structures, modular facilities, marine pipelines and subsea production systems. JRM also provides subsea trenching services, diving services, procurement activities, and removal, salvage and refurbishment services for offshore fixed platforms. These activities are managed and results are evaluated primarily on a geographic area basis. Engineering Operations which includes project management services and engineering services is primarily managed and evaluated on a worldwide basis. Other is comprised of chartering activity as well as consolidating adjustments which pertain to operations but are excluded from management's evaluation of segment performance.

  Intersegment sales are accounted for at prices which are generally established by reference to similar transactions with unaffiliated customers. Reportable segments are measured based on operating income exclusive of general corporate expenses. Other reconciling items to income (loss) before provision for income taxes are interest income, interest expense and other-- net. Corporate assets excluded from segment assets are primarily investments in debt securities.

  On May 7, 1998, JRM sold its interest in McDermott Engineering (Europe) Limited. Management also intends to exit other European engineering operations. In fiscal years 1998, 1997 and 1996, these operations had revenues of $288,687,000, $295,343,000 and $394,580,000, and operating income of
$6,177,000, $9,739,000 and $4,524,000, respectively.

  JRM does not believe it is dependent on any one customer. Sales to major customers that exceeded 10% of revenues were: 1998--customer A $208,299,000 (11%); 1997--customer A $235,590,000 (17%), customer B $153,274,000 (11%); and
1996--customer A $190,000,000 (15%), customer B $198,453,000 (16%). Customer A is a customer of both the North American Operations segment and the Europe Operations segment. Customer B is a customer of the Europe Operations segment.

  Segment Information for the Three Fiscal Years Ended March 31, 1998.

1. Information about JRM's Operations in Different Segments.

                Revenues(1)                     1998        1997        1996
                -----------                  ----------  ----------  ----------
                                                      (In thousands)
North American Operations................... $  707,985  $  566,876  $  410,739
Middle East Operations......................    345,146     192,578     155,212
Far East Operations.........................    336,692     221,159     206,559
Europe and West Africa Operations...........    378,037     361,633     479,716
Engineering Operations......................    131,046      93,920      56,354
Other.......................................     34,000      30,690      28,830
Eliminations................................    (77,420)    (58,387)    (77,959)
                                             ----------  ----------  ----------
    Total Revenues.......................... $1,855,486  $1,408,469  $1,259,451
                                             ==========  ==========  ==========
--------
(1) Segment revenues are net of the following intersegment transfers:

North American Operations................... $       89  $      590  $   10,624
Middle East Operations......................      2,168          --      14,589
Europe and West Africa Operations...........        315       1,274         768
Engineering Operations......................     58,465      46,684      37,809
Other.......................................     16,383       9,839      14,169
                                             ----------  ----------  ----------
  Total Intersegment Transfers.............. $   77,420  $   58,387  $   77,959
                                             ==========  ==========  ==========

                                                    1998       1997      1996
                                                  ---------  --------  --------
                                                        (In thousands)
OPERATING INCOME:
Segment Operating Income (Loss):
North American Operations.......................  $  75,588  $ 30,076  $ 40,097
Middle East Operations..........................     34,292     1,432     3,376
Far East Operations.............................    (11,306)   (4,016)    9,567
Europe and West Africa Operations...............     15,093   (17,514)   16,245
Engineering Operations..........................      3,775     5,960    (2,756)
Other...........................................    (10,320)   (5,119)  (29,615)
                                                  ---------  --------  --------
  Total Segment Operating Income................  $ 107,122  $ 10,819  $ 36,914
                                                  ---------  --------  --------
Gain (Loss) On Asset Disposals and Impairments--
 Net:
North American Operations(1)....................  $  (6,532) $ 19,626  $    236
Middle East Operations..........................        (34)     (176)      668
Far East Operations.............................        817       792       225
Europe and West Africa Operations(2)............    224,552    21,758       756
Engineering Operations..........................        (25)      (14)       --
Other(3)........................................   (258,897)  (12,965)      645
                                                  ---------  --------  --------
  Total Gain (Loss) on Asset Disposals and
   Impairments--Net.............................  $ (40,119) $ 29,021  $  2,530
                                                  ---------  --------  --------
Income (Loss) From Investees:
North American Operations.......................  $   4,539  $  7,439  $  4,332
Far East Operations.............................      4,253      (815)    1,178
Europe and West Africa Operations(4)............     59,748   (14,584)    3,302
Other...........................................      1,696       127       312
                                                  ---------  --------  --------
  Total Income (Loss) from Investees............  $  70,236  $ (7,833) $  9,124
                                                  ---------  --------  --------
SEGMENT INCOME (LOSS):
North American Operations.......................  $  73,595  $ 57,141  $ 44,665
Middle East Operations..........................     34,258     1,256     4,044
Far East Operations.............................     (6,236)   (4,039)   10,970
Europe and West Africa Operations...............    299,393   (10,340)   20,303
Engineering Operations..........................      3,750     5,946    (2,756)
Other...........................................   (267,521)  (17,957)  (28,658)
                                                  ---------  --------  --------
  Total Segment Income (Loss)...................    137,239    32,007    48,568
                                                  ---------  --------  --------
General Corporate Expenses......................    (13,064)  (16,610)  (12,014)
                                                  ---------  --------  --------
Total Operating Income..........................  $ 124,175  $ 15,397  $ 36,554
                                                  =========  ========  ========

--------
(1) Fiscal year 1998 includes the write-down of certain marine vessels in the amount of $9,891,000.
(2) Fiscal year 1998 includes a $224,472,000 gain on asset disposal resulting from the termination of the HeereMac joint venture.
(3) Fiscal year 1998 includes the write-off of $262,901,000 of goodwill associated with the acquisition of OPI.
(4) Fiscal year 1998 includes a $61,637,000 distribution of earnings resulting from the termination of the HeereMac joint venture.

                                                  1998       1997       1996
                                               ---------- ---------- ----------
                                                        (In thousands)
SEGMENT ASSETS
North American Operations..................... $  281,331 $  303,093 $  285,696
Middle East Operations........................     95,761    103,518     88,432
Far East Operations...........................    121,529    116,611    139,977
Europe and West Africa Operations.............    250,574    367,978    428,726
Engineering Operations........................     20,274     25,712     28,209
Other(1)......................................    104,674    396,890    478,690
                                               ---------- ---------- ----------
  Total Segment Assets........................    874,143  1,313,802  1,449,730
                                               ---------- ---------- ----------
  Corporate Assets............................    674,577    192,990    165,281
                                               ---------- ---------- ----------
  Total Assets................................ $1,548,720 $1,506,792 $1,615,011
                                               ========== ========== ==========
--------
(1) At March 31, 1997 and 1996, Other segment assets include $279,218,000 and
    $304,333,000, respectively, of goodwill associated with the acquisition of
    OPI. Corresponding amortization of this goodwill is reflected among the reportable segments.

CAPITAL EXPENDITURES
North American Operations(1).................. $   11,916 $   37,603 $   63,001
Middle East Operations........................      4,915      7,028      7,498
Far East Operations...........................      1,684      8,551      2,947
Europe and West Africa Operations(2)..........     35,071     12,280     12,274
Engineering Operations........................        447        529        549
Other.........................................      3,671         91      1,208
                                               ---------- ---------- ----------
  Total Capital Expenditures.................. $   57,704 $   66,082 $   87,477
                                               ========== ========== ==========
--------
(1) Fiscal year 1996 includes property, plant and equipment of $11,198,000 of an acquired company.
(2) Fiscal year 1998 includes property, plant and equipment of $30,559,000 acquired through the termination of the HeereMac joint venture.

DEPRECIATION AND AMORTIZATION
North American Operations..................... $   28,883 $   30,451 $   19,315
Middle East Operations........................      6,183      6,518      7,488
Far East Operations...........................     10,231     10,942     10,701
Europe and West Africa Operations.............     31,488     35,642     28,115
Engineering Operations........................      1,895      2,407      1,797
Other.........................................     13,656     11,783     17,631
                                               ---------- ---------- ----------
  Segment Depreciation and Amortization.......     92,336     97,743     85,047
                                               ---------- ---------- ----------
  Corporate Depreciation and Amortization.....      1,507      1,932      1,353
                                               ---------- ---------- ----------
  Total Depreciation and Amortization......... $   93,843 $   99,675 $   86,400
                                               ========== ========== ==========
INVESTMENTS IN UNCONSOLIDATED AFFILIATES
North American Operations..................... $       77 $       -- $       --
Far East Operations...........................     10,075      7,946      8,760
Europe and West Africa Operations.............     13,887     61,431     60,839
Other.........................................      5,030      3,335      3,207
                                               ---------- ---------- ----------
  Total Investments in Unconsolidated
   Affiliates................................. $   29,069 $   72,712 $   72,806
                                               ========== ========== ==========

2. Information about JRM's Service Lines

                                                1998        1997        1996
                                             ----------  ----------  ----------
                                                      (In thousands)
Revenues:
  --Offshore Operations..................... $  743,114  $  591,021  $  548,634
  --Fabrication Operations..................    455,306     376,257     311,609
  --Engineering Operations..................    276,422     235,672     248,329
  --Procurement Activities..................    425,440     240,108     235,884
  -- Adjustments and Eliminations...........    (44,796)    (34,589)    (85,005)
                                             ----------  ----------  ----------
    Total Revenues.......................... $1,855,486  $1,408,469  $1,259,451
                                             ==========  ==========  ==========

3. Information about JRM's Operations in Different Countries

Revenues:
  --United States.............................. $  657,068 $  468,168 $  383,738
  --United Kingdom.............................    324,063    284,594    400,705
  --Qatar......................................    261,015     99,085     57,837
  --Indonesia..................................    143,644     45,299     29,910
  --Myanmar....................................    110,692     51,014         --
  --Other Countries............................    359,004    460,309    387,261
                                                ---------- ---------- ----------
    Total Revenues............................. $1,855,486 $1,408,469 $1,259,451
                                                ========== ========== ==========
--------
(1) Revenues are allocated based on the location of the customer.

Property, Plant and Equipment:
  --United States.............................. $  129,551 $  139,277 $  137,411
  --United Kingdom.............................     73,621     83,091     90,603
  --Netherlands................................     45,347     33,868     47,894
  --Singapore..................................     20,009     20,974     35,561
  --Angola.....................................         --     26,194     35,228
  --Other Countries............................     74,622     77,727     66,162
                                                ---------- ---------- ----------
    Total Property, Plant and Equipment........ $  343,150 $  381,131 $  412,859
                                                ========== ========== ==========

NOTE 17--QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following tables set forth selected unaudited quarterly financial information for the fiscal years ended March 31, 1998 and 1997.

                                                      1998
                                  ---------------------------------------------
                                                  Quarter Ended
                                  ---------------------------------------------
                                  June 30, September 30, December 31, March 31,
                                    1997       1997          1997       1998
                                  -------- ------------- ------------ ---------
                                  (In thousands, except for per share amounts)
      Revenues................... $478,223   $506,046      $458,094   $413,123
      Operating income...........   21,019     37,314        51,039     14,803
      Net income.................    8,110     18,894        51,114     10,842
      Earnings per common share:
        Basic....................     0.16       0.42          1.20       0.22
        Diluted..................     0.15       0.40          1.08       0.22

  Pretax results for the quarter ended December 31, 1997 include a gain of $223,651,000 and a $61,637,000 distribution of earnings from the termination of the HeereMac joint venture and impairment losses of $275,112,000, including a write-off of goodwill associated with the acquisition of OPI of $262,901,000. Pretax results for the quarter ended March 31, 1998 include a $5,419,000 provision for employee severance costs.

                                                     1998
                                 ---------------------------------------------
                                                 Quarter Ended
                                 ---------------------------------------------
                                 June 30, September 30, December 31, March 31,
                                   1996       1996          1996       1997
                                 -------- ------------- ------------ ---------
                                 (In thousands, except for per share amounts)
Revenues........................ $397,160   $376,235      $331,043   $304,031
Operating income (loss).........   13,620       (265)       48,002    (45,960)
Net income (loss)...............    5,670    (13,125)       38,694    (44,139)
Earnings (loss) per common
 share:
  Basic.........................     0.10      (0.37)         0.91      (1.13)
  Diluted.......................     0.10      (0.37)         0.83      (1.13)

  Pretax results for the quarter ended December 31, 1996 include gains on asset disposals of $42,128,000, including realization of $12,271,000 of the deferred gain on the sale of major marine vessels to HeereMac, and favorable workers' compensation adjustments of $5,693,000. Pretax results for the quarter ended March 31, 1997 include gains on asset disposals of $17,220,000, asset impairment losses of $31,390,000 and a $4,889,000 provision for employee severance costs.

NOTE 18--EARNINGS (LOSS) PER SHARE

  The following table sets forth the computation of basic and diluted earnings
(loss) per share:

                                            For the Three Fiscal Years Ended
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
                                            (In thousands, except shares and
                                                   per share amounts)
Basic:
Net income (loss).........................  $   88,960  $  (12,900) $   (1,280)
Dividends on preferred stocks.............      (7,200)     (7,200)     (7,711)
                                            ----------  ----------  ----------
Net income (loss) for basic computation...  $   81,760  $  (20,100) $   (8,991)
                                            ==========  ==========  ==========
Weighted average common shares............  40,926,294  40,357,026  39,481,227
                                            ==========  ==========  ==========
Basic earnings (loss) per common share....  $     2.00  $    (0.50) $    (0.23)
                                            ==========  ==========  ==========
Diluted:
Net income (loss).........................  $   88,960  $  (12,900) $   (1,280)
Dividends on preferred stocks.............          --      (7,200)     (7,711)
                                            ----------  ----------  ----------
Net income (loss) for diluted
 computation..............................  $   88,960  $  (20,100) $   (8,991)
                                            ==========  ==========  ==========
Weighted average common shares (basic)....  40,926,294  40,357,026  39,481,227
Effect of dilutive securities:
  Stock options and restricted stock......     289,521          --          --
  Series A $2.25 cumulative preferred
   stock..................................   5,740,940          --          --
                                            ----------  ----------  ----------
Adjusted weighted average common shares
 and assumed conversions..................  46,956,755  40,357,026  39,481,227
                                            ==========  ==========  ==========
Diluted earnings (loss) per common share..  $     1.89  $    (0.50) $    (0.23)
                                            ==========  ==========  ==========

                                                                         ANNEX E

                             J. RAY McDERMOTT, S.A.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                         12/31/98     3/31/98
                        ASSETS                          -----------  ----------
                                                        (Unaudited)
                                                            (In thousands)
Current Assets:
  Cash and cash equivalents............................ $  123,325   $  152,011
  Accounts receivable--trade...........................    169,504      227,538
  Accounts receivable--unconsolidated affiliates.......     31,959       45,072
  Accounts receivable--other...........................     21,973       26,327
  Contracts in progress................................     45,092       71,084
  Other current assets.................................     30,563       45,634
                                                        ----------   ----------
    Total Current Assets...............................    422,416      567,666
                                                        ----------   ----------
Property, Plant and Equipment, at Cost.................    975,604    1,182,448
  Less accumulated depreciation........................    696,796      839,298
                                                        ----------   ----------
    Net Property, Plant and Equipment..................    278,808      343,150
                                                        ----------   ----------
Investments in Debt Securities.........................    752,059      543,658
                                                        ----------   ----------
Excess of Cost over Fair Value of Net Assets of
 Purchased Businesses Less Accumulated Amortization of
 $3,246,000 at December 31, 1998 and $8,542,000 at
 March 31, 1998........................................     11,708       22,153
                                                        ----------   ----------
Investment in Unconsolidated Affiliates................     14,568       29,069
                                                        ----------   ----------
Other Assets...........................................     36,030       43,024
                                                        ----------   ----------
    TOTAL.............................................. $1,515,589   $1,548,720
                                                        ==========   ==========
                                                         12/31/98     3/31/98
         LIABILITIES AND STOCKHOLDERS' EQUITY           -----------  ----------
                                                        (Unaudited)
                                                            (In thousands)
Current Liabilities:
  Notes payable and current maturities of long-term
   debt................................................ $    4,944   $   31,272
  Accounts payable.....................................    122,786      171,180
  Accrued contract costs...............................     49,660       88,518
  Accrued liabilities--other...........................    123,042      110,345
  Advance billings on contracts........................     70,131       91,549
  Accrued employee benefits............................     44,200       44,572
  U.S. and foreign income taxes........................     31,233       23,057
                                                        ----------   ----------
    Total Current Liabilities..........................    445,996      560,493
                                                        ----------   ----------
Long-Term Debt.........................................    245,756      245,822
                                                        ----------   ----------
Deferred and Non-Current Income Taxes..................     26,605       46,989
                                                        ----------   ----------
Other Liabilities......................................     64,128       78,854
                                                        ----------   ----------
Commitments and Contingencies.
Stockholders' Equity:
  Preferred stock, authorized 10,000,000 shares;
   outstanding 3,200,000 Series A $2.25 cumulative
   convertible, par value $0.01 per share, (liquidation
   preference $160,000,000)............................         32           32
  Common stock, par value $0.01 per share, authorized
   60,000,000 shares; issued 41,241,543 at December 31,
   1998 and 41,130,328 at March 31, 1998...............        412          411
  Capital in excess of par value.......................    619,268      615,515
  Retained earnings....................................    193,341       35,418
  Treasury stock at cost, 2,200,200 shares at December
   31, 1998 and 362,500 shares at March 31, 1998.......    (71,809)     (13,537)
  Accumulated other comprehensive loss.................     (8,140)     (21,277)
                                                        ----------   ----------
    Total Stockholders' Equity.........................    733,104      616,562
                                                        ----------   ----------
    TOTAL.............................................. $1,515,589   $1,548,720
                                                        ==========   ==========

     See accompanying notes to condensed consolidated financial statements.

                             J. RAY McDERMOTT, S.A.

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                      Three Months
                                          Ended           Nine Months Ended
                                    ------------------  ----------------------
                                    12/31/98  12/31/97   12/31/98    12/31/97
                                    --------  --------  ----------  ----------
                                                  (Unaudited)
                                                (In thousands)
Revenues..........................  $313,348  $458,094  $1,032,999  $1,442,363
                                    --------  --------  ----------  ----------
Costs and Expenses:
  Cost of operations (excluding
   depreciation and
   amortization)..................   256,867   383,081     809,521   1,196,677
  Depreciation and amortization...    13,126    22,208      40,310      77,746
  Selling, general and
   administrative expenses........    24,402    25,374      78,544      79,573
                                    --------  --------  ----------  ----------
                                     294,395   430,663     928,375   1,353,996
                                    --------  --------  ----------  ----------
Gain (Loss) on Asset Disposals and
 Impairments--Net.................    (4,229)  (40,330)     38,849     (40,306)
                                    --------  --------  ----------  ----------
Operating Income (Loss) before
 Income (Loss) from Investees.....    14,724   (12,899)    143,473      48,061
Income (Loss) from Investees......    (2,398)   63,938       7,335      61,311
                                    --------  --------  ----------  ----------
  Operating Income................    12,326    51,039     150,808     109,372
                                    --------  --------  ----------  ----------
Other Income (Expense):
  Interest income.................    11,639     6,961      34,631      16,549
  Interest expense................    (7,433)   (6,951)    (20,287)    (23,995)
  Other--net......................      (689)    6,279      10,536       7,571
                                    --------  --------  ----------  ----------
                                       3,517     6,289      24,880         125
                                    --------  --------  ----------  ----------
Income before Provision for
 (Benefit from) Income Taxes......    15,843    57,328     175,688     109,497
Provision for (Benefit from)
 Income Taxes.....................   (16,166)    6,214      12,365      31,379
                                    --------  --------  ----------  ----------
Net Income........................  $ 32,009  $ 51,114  $  163,323  $   78,118
                                    ========  ========  ==========  ==========
Net Income Applicable to Common
 Stock (after Preferred Stock
 Dividends).......................  $ 30,209  $ 49,314  $  157,923  $   72,718
                                    ========  ========  ==========  ==========
Earnings per Common Share
  Basic...........................  $   0.77  $   1.20  $     3.97  $     1.78
  Diluted.........................  $   0.71  $   1.08  $     3.57  $     1.66
                                    ========  ========  ==========  ==========
Cash Dividends:
  Per Preferred Share.............  $ 0.5625  $ 0.5625  $   1.6875  $   1.6875
                                    ========  ========  ==========  ==========


     See accompanying notes to condensed consolidated financial statements.

                             J. RAY McDERMOTT, S.A.

            CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                              Three Months
                                                  Ended         Nine Months Ended
                                            ------------------  -----------------
                                            12/31/98  12/31/97  12/31/98 12/31/97
                                            --------  --------  -------- --------
                                                        (Unaudited)
                                                      (In thousands)
Net Income................................. $32,009   $51,114   $163,323 $78,118
                                            -------   -------   -------- -------
Other Comprehensive Income (Loss):
 Currency translation adjustments:
  Foreign currency translation adjustments,
   excluding the effect of the purchase of
   an equity investment from McDermott
   International, Inc. of $10,262,000......   1,118   (11,809)     5,691   1,333
  Sales of investments in foreign
   entities................................      --        --     15,596      --
Unrealized gains (losses) on investments:
  Unrealized gains (losses) arising during
   the period, net of taxes................  (2,756)       40      2,112     209
                                            -------   -------   -------- -------
Other Comprehensive Income (Loss)..........  (1,638)  (11,769)    23,399   1,542
                                            -------   -------   -------- -------
Comprehensive Income....................... $30,371   $39,345   $186,722 $79,660
                                            =======   =======   ======== =======




     See accompanying notes to condensed consolidated financial statements.

                             J. RAY McDERMOTT, S.A.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                            Nine Months Ended
                                                           --------------------
                                                           12/31/98   12/31/97
                                                           ---------  ---------
                                                               (Unaudited)
                                                             (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income...............................................  $ 163,323  $  78,118
                                                           ---------  ---------
Adjustments to reconcile net income to net cash provided
 by operating activities:
 Depreciation and amortization...........................     40,310     77,746
 Income from investees, less dividends...................     14,046      2,138
 (Gain) loss on asset disposals and impairments--net.....    (38,849)    40,306
 Benefit from deferred taxes.............................     (7,187)    (5,698)
 Other...................................................     (2,070)      (921)
 Changes in assets and liabilities, net of effects from
  divestitures:
 Accounts receivable.....................................     45,159     49,060
 Net contracts in progress and advance billings..........      4,604     29,884
 Accounts payable........................................    (47,711)      (388)
 Accrued contract costs..................................    (38,858)    28,351
 Accrued and other current liabilities...................     56,042     20,370
 Income taxes............................................      7,886     24,804
 Other, net..............................................    (48,377)    17,201
                                                           ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES................    148,318    360,971
                                                           ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment...............    (30,510)   (22,004)
Proceeds from asset disposals............................    131,568    283,841
Purchases of investments.................................   (415,275)  (317,350)
Sales and maturities of investments......................    213,814     76,400
Acquisition of equity investment from McDermott
 International, Inc......................................     (8,984)        --
Return from (investment in) equity investees.............      6,371     (1,419)
                                                           ---------  ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES......   (103,016)    19,468
                                                           ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of long-term debt................................  $  (6,551) $ (82,697)
Decrease in short-term borrowings........................     (2,251)   (24,207)
Issuance of common stock.................................      1,317      8,477
Preferred dividends paid.................................     (5,400)    (5,400)
Purchases of treasury stock..............................    (58,272)        --
Other....................................................     (3,492)        --
                                                           ---------  ---------
NET CASH USED IN FINANCING ACTIVITIES....................    (74,649)  (103,827)
                                                           ---------  ---------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH.................        661        485
                                                           ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....    (28,686)   277,097
                                                           ---------  ---------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.........    152,011    136,795
                                                           ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...............  $ 123,325  $ 413,892
                                                           =========  =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
 Interest (net of amount capitalized)....................  $  14,451  $  19,955
 Income taxes (net of refunds)...........................  $  23,580  $  11,613
                                                           =========  =========

     See accompanying notes to condensed consolidated financial statements.

                            J. RAY McDERMOTT, S.A.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

NOTE 1--BASIS OF PRESENTATION

  J. Ray McDermott, S.A. ("JRM") is a majority-owned subsidiary of McDermott International, Inc. ("MII").

  The accompanying unaudited condensed consolidated financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Such adjustments are of a normal, recurring nature except for the following:

  In the three and nine months ended December 31, 1998:

  . a $9,600,000 charge to restructure foreign joint ventures.

  In the nine months ended December 31, 1998:

  . a gain on the dissolution of a joint venture of $37,390,000,

  . a gain of $12,000,000 from the sale of assets of a joint venture, and

  . a gain on the settlement and curtailment of postretirement benefit plans of $3,624,000.

  In the three and nine months ended December 31, 1997:

  . a gain of $223,651,000 and a $61,637,000 distribution of earnings from the termination of the HeereMac joint venture, and

  . impairment losses of $275,112,000, including $262,901,000 of goodwill associated with the acquisition of Offshore Pipelines, Inc. ("OPI").

  Operating results for the nine months ended December 31, 1998 are not necessarily indicative of the results that may be expected for the year ending March 31, 1999. Results for the three and nine months ended December 31, 1997 have been restated to reflect the acquisitions from MII during fiscal year 1998 of a controlling interest in Talleres Navales del Golfo, S.A. de C.V., a Mexican shipyard, a 100% interest in Menck GmbH, a manufacturer of marine hammers, and the remaining interest in McDermott Engineering Houston, LLC, an engineering joint venture. These acquisitions have been accounted for in a manner similar to a pooling of interests. For further information, refer to the consolidated financial statements and footnotes thereto included in JRM's annual report on Form 10-K for the fiscal year ended March 31, 1998.

NOTE 2--CHANGE IN ACCOUNTING POLICY

  Effective April 1, 1998, JRM adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," to report and display comprehensive income and its components. Under this new principle, the accumulated other comprehensive income or loss is displayed in the Condensed Consolidated Balance Sheet as a component of stockholders' equity. Accumulated balances for each classification in accumulated other comprehensive loss are disclosed in Note 3. Comprehensive income is displayed in a separate Condensed Consolidated Statement of Comprehensive Income included in the financial statements.

NOTE 3--ACCUMULATED OTHER COMPREHENSIVE LOSS

  The components of accumulated other comprehensive loss included in stockholders' equity at December 31 and March 31, 1998 are as follows:

                                                         December 31, March 31,
                                                             1998       1998
                                                         ------------ ---------
                                                         (Unaudited)
                                                             (In thousands)
      Currency Translation Adjustments..................   $(9,937)   $(20,962)
      Net Unrealized Gain (Loss) on Investments.........     1,797        (315)
                                                           -------    --------
                                                           $(8,140)   $(21,277)
                                                           =======    ========

NOTE 4--DISPOSITIONS

  On April 3, 1998, JRM and ETPM S.A. terminated their worldwide McDermott-ETPM joint venture. Pursuant to the termination, JRM received cash of approximately $105,000,000, ETPM S.A.'s derrick/lay barge 1601 and ETPM S.A.'s interest in McDermott-ETPM East, Inc. and McDermott-ETPM Far East, Inc. ETPM S.A. received JRM's lay barge 200 and JRM's interest in McDermott Subsea Constructors Limited ("MSCL") and McDermott-ETPM West, Inc. The Condensed Consolidated Statement of Income includes revenues of $16,602,000 and $53,958,000 and operating income (loss) of $(3,536,000) and $7,824,000 for the three and nine months, respectively, ended December 31, 1997, attributable to operations transferred to ETPM S.A. Management does not expect the termination of the McDermott-ETPM joint venture to have a material adverse effect on JRM's consolidated financial position or results of operations.

  On May 7, 1998, JRM's subsidiary McDermott Marine Construction Limited ("MMCL") sold its European brownfield engineering operations and received net cash of approximately $2,210,000. JRM is also in the process of closing MMCL's European greenfield engineering operations. While JRM is withdrawing from traditional European engineering markets, it continues to pursue subsea engineering work in the North Sea. In the three and nine months ended December 31, 1998, these operations had revenues of $11,674,000 and $59,699,000, respectively, and operating income (loss) of $17,000 and $(2,159,000), respectively. In the three and nine months ended December 31, 1997, these operations had revenues of $58,458,000 and $246,857,000, respectively, and operating income of $8,285,000 and $13,359,000, respectively.

  During the nine months ended December 31, 1998, JRM's Malaysian joint venture sold two combination pipelay and derrick barges. The joint venture, in which JRM holds a 49% interest, received approximately $47,000,000 in cash for the barges.

NOTE 5--SETTLEMENT AND CURTAILMENT OF POSTRETIREMENT BENEFIT PLANS

  Effective April 1, 1998, JRM terminated all postretirement health care benefits and substantially all postretirement life insurance benefits for employees. As a result of the termination, the total accumulated postretirement benefit obligation of JRM decreased $20,173,000. On the same date, the pension plan for the employees affected by the termination was amended to increase the benefits payable to the participants to offset partially the cost of postretirement health care and life insurance. As a result of the amendment to the plan, the total projected benefit obligation of JRM increased $16,549,000. The decrease in the accumulated postretirement benefit obligation was measured against the increase in the projected benefit obligation of the pension plan and the resulting gain of $3,624,000 was recognized in the nine months ended December 31, 1998.

NOTE 6--INVESTIGATIONS AND LITIGATION

  In March 1997, JRM and MII, with the help of outside counsel, began an investigation into allegations of wrongdoing by a limited number of former employees of JRM and MII and others. The allegations concerned the heavy-lift business of JRM's HeereMac joint venture ("HeereMac") with Heerema Offshore Construction

Group, Inc. ("Heerema"). Upon becoming aware of these allegations, JRM and MII notified authorities, including the Antitrust Division of the U.S. Department of Justice and the European Commission. As a result of JRM's and MII's prompt disclosure of the allegations, both companies and their officers, directors and employees at the time of the disclosure were granted immunity from criminal prosecution by the Department of Justice for any anti-competitive acts involving worldwide heavy-lift activities.

  After receiving the allegations, JRM initiated action to terminate its interest in HeereMac, and, on December 19, 1997, JRM's co-venturer in the joint venture, Heerema, acquired JRM's interest in exchange for cash and title to several pieces of equipment. On December 21, 1997, HeereMac and one of its employees pled guilty to criminal charges by the Department of Justice that they and others had participated in a conspiracy to rig bids in connection with the heavy-lift business of HeereMac in the Gulf of Mexico, North Sea and Far East. HeereMac and the HeereMac employee were fined $49,000,000 and $100,000, respectively. As part of the plea, both HeereMac and certain employees of HeereMac agreed to cooperate fully with the Department of Justice investigation. Neither JRM, MII nor any of their officers, directors or employees was a party to those proceedings.

  JRM and MII have cooperated and are continuing to cooperate with the Department of Justice in its investigation. The Department of Justice also has requested additional information from the companies relating to possible anti-competitive activity in the marine construction business of McDermott-ETPM East, Inc., one of the operating companies within JRM's former McDermott-ETPM joint venture with ETPM S.A., a French company. In connection with the termination of the McDermott-ETPM joint venture on April 3, 1998, JRM assumed 100% ownership of McDermott-ETPM East, Inc., which has been renamed J. Ray McDermott Middle East, Inc.

  JRM and MII are also cooperating with the Securities and Exchange Commission (the "SEC"), which also requested information and documents from the companies with respect to certain of the matters described above. JRM and MII are subject to a judicial order entered in 1976, with the consent of McDermott Incorporated (which at that time was the parent of the McDermott group of companies), pursuant to an SEC complaint (the "Consent Decree"). The Consent Decree prohibits the companies from making false entries in their books, maintaining secret or unrecorded funds or using corporate funds for unlawful purposes. Violations of the Consent Decree could result in substantial civil and/or criminal penalties to the companies.

  In June 1998, Phillips Petroleum Company (individually and on behalf of certain co-venturers) and certain related entities (the "Phillips Plaintiffs") filed a lawsuit in the United States District Court for the Southern District of Texas against JRM, MII, McDermott Incorporated, McDermott-ETPM, Inc. and certain JRM subsidiaries, HeereMac, Heerema, certain Heerema affiliates, and others alleging that the defendants engaged in anti-competitive acts in violation of Sections 1 and 2 of the Sherman Act and Sections 15.05 (a) and
(b) of the Texas Business and Commerce Code, engaged in fraudulent activity and tortiously interfered with the plaintiffs' businesses in connection with certain offshore transportation and installation projects in the Gulf of Mexico, North Sea and Far East (the "Phillips Litigation"). In December 1998, Den norske stats oljeselskap a.s., individually and on behalf of certain of its ventures and its participants, filed a similar lawsuit in the same court, which was consolidated with the Phillips Litigation. In addition to seeking injunctive relief, actual damages and attorneys' fees, the plaintiffs in the Phillips Litigation have requested punitive as well as treble damages. In January 1999, the court dismissed without prejudice, due to the court's lack of subject matter jurisdiction, the claims of the Phillips Plaintiffs relating to alleged injuries sustained on any foreign projects. This decision is subject to further judicial review.

  In June 1998, Shell Offshore, Inc. and certain related entities also filed a lawsuit in the United States District Court for the Southern District of Texas against JRM, MII, HeereMac, Heerema and others alleging that the defendants engaged in anti-competitive acts in violation of Sections 1 and 2 of the Sherman Act (the "Shell Litigation"). Subsequent thereto, Amoco Production Company and BP Exploration & Oil, Inc.; Amerada Hess Corporation; Conoco Inc. and certain of its affiliates; Texaco Exploration and Production Inc. and certain of its affiliates; Elf Exploration UK PLC; Burlington Resources Offshore, Inc. and The Louisiana Land & Exploration

Company; Marathon Oil Company and certain of its affiliates; VK-Main Pass Gathering Company, L.L.C., Green Canyon Pipeline Company, L.L.C. and Delos Gathering Company, L.L.C.; Chevron U.S.A. Inc. and Chevron Overseas Petroleum Inc.; and Shell U.K. Limited and certain of its affiliates intervened (acting for themselves and, if applicable, on behalf of their respective co-venturers and for whom they operate) as plaintiffs in the Shell Litigation. Also, in December 1998, Total Oil Marine p.l.c. and Norsk Hydro Produksjon a.s., individually and on behalf of their respective co-venturers, filed similar lawsuits in the same court, which lawsuits were consolidated with the Shell Litigation. In addition to seeking injunctive relief, actual damages and attorneys' fees, the plaintiffs in the Shell Litigation request treble damages.

  It is not possible to predict the ultimate outcome of the Department of Justice investigation, the SEC inquiry, the companies' internal investigation, the above-referenced lawsuits, or the other actions that may be taken by others as a result of HeereMac's guilty plea or otherwise. However, these matters could result in civil and criminal liability and have a material adverse effect on JRM's consolidated financial position and results of operations.

  Additionally, JRM is, from time to time, involved in routine litigation related to its business activity. It is management's opinion that none of this routine litigation will have a material adverse effect on JRM's consolidated financial position or results of operations.

NOTE 7--SEGMENT REPORTING

  JRM supplies worldwide services for the offshore oil and gas exploration and production and hydrocarbon processing industries. Principal activities include the design, engineering, fabrication and installation of offshore drilling and production platforms, specialized structures, modular facilities, marine pipelines and subsea production systems. JRM also provides diving services, procurement activities, and removal, salvage and refurbishment services for offshore fixed platforms. These activities are managed and results are evaluated primarily on a geographic area basis. Engineering Operations, which includes project management services and engineering services, is primarily managed and evaluated on a worldwide basis. Other is comprised of chartering activity as well as consolidating adjustments that pertain to operations but are excluded from management's evaluation of segment performance.

  Intersegment sales are accounted for at prices that are generally established by reference to similar transactions with unaffiliated customers. Reportable segments are measured based on operating income exclusive of general corporate expenses. Other reconciling items before provision for income taxes are interest income, interest expense, and other--net. Segment assets of Europe and West Africa Operations decreased approximately $196,000,000 since March 31, 1998, primarily as a result of the dispositions of MSCL and MMCL described in Note 4.

  Segment Information for the Three and Nine Months Ended December 31, 1998 and 1997:

                             Three Months
                                 Ended           Nine Months Ended
                           ------------------  ----------------------
                           12/31/98  12/31/97   12/31/98    12/31/97
                           --------  --------  ----------  ----------
                                         (Unaudited)
                                       (In thousands)
REVENUES:
North American
 Operations............... $127,935  $203,539  $  467,075  $  558,519
Middle East Operations....   53,844    84,972     187,367     266,964
Far East Operations.......  130,164    73,417     300,326     238,356
Europe and West Africa
 Operations...............   12,398    78,602      69,883     310,990
Engineering Operations....   10,176    28,870      48,166     102,804
Other.....................   (9,566)    7,207       5,832      21,928
Eliminations(1)...........  (11,603)  (18,513)    (45,650)    (57,198)
                           --------  --------  ----------  ----------
  Total Revenues.......... $313,348  $458,094  $1,032,999  $1,442,363
                           ========  ========  ==========  ==========

--------
(1) Segment revenues are net of the following intersegment transfers:

      North American Operations................ $   930 $    89 $ 1,981 $    89
      Middle East Operations...................      --      --   1,048      --
      Far East Operations......................      --      --     128      --
      Europe and West Africa Operations........      --      23      --     215
      Engineering Operations...................   6,366  13,551  30,600  44,683
      Other....................................   4,307   4,850  11,893  12,211
                                                ------- ------- ------- -------
        Total.................................. $11,603 $18,513 $45,650 $57,198
                                                ======= ======= ======= =======

                                     Three Months Ended   Nine Months Ended
                                     -------------------  -------------------
                                     12/31/98  12/31/97   12/31/98  12/31/97
                                     --------  ---------  --------  ---------
                                                  (Unaudited)
                                                (In thousands)
OPERATING INCOME:
 Segment Operating Income (Loss):
  North American Operations......... $ 7,674   $  22,147  $ 52,536  $  66,335
  Middle East Operations............   8,456       8,678    27,466     30,101
  Far East Operations...............   9,395       1,128    51,055    (13,736)
  Europe and West Africa
   Operations.......................    (752)      1,663      (923)     9,810
  Engineering Operations............   1,135       1,666       253      9,735
  Other.............................  (3,976)     (6,448)  (16,188)    (4,774)
                                     -------   ---------  --------  ---------
    Total Segment Operating Income.. $21,932   $  28,834  $114,199  $  97,471
                                     -------   ---------  --------  ---------
Gain (Loss) on Asset Disposals and
 Impairments--Net:
  North American Operations          $(3,732)  $  (9,306) $ (4,592) $  (6,810)
  Middle East Operations                   6           5         6        141
  Far East Operations...............       6          --        (8)       814
  Europe and West Africa
   Operations.......................    (543)    219,605    35,592    220,486
  Engineering Operations............       1         (25)        1        (25)
  Other.............................      33    (250,609)    7,850   (254,912)
                                     -------   ---------  --------  ---------
    Total Gain (Loss) on Asset
     Disposals and
     Impairments--Net............... $(4,229)  $ (40,330) $ 38,849  $ (40,306)
                                     -------   ---------  --------  ---------
Income (Loss) from Investees:
  North American Operations......... $(3,651)  $     389  $ (4,358) $    (503)
  Far East Operations...............     310       1,378    10,968      2,961
  Europe and West Africa
   Operations.......................   1,431      62,247     1,732     58,666
  Other.............................    (488)        (76)   (1,007)       187
                                     -------   ---------  --------  ---------
    Total Income (Loss) from
     Investees...................... $(2,398)  $  63,938  $  7,335  $  61,311
                                     -------   ---------  --------  ---------
SEGMENT INCOME (LOSS):
  North American Operations......... $   291   $  13,230  $ 43,586  $  59,022
  Middle East Operations............   8,462       8,683    27,472     30,242
  Far East Operations...............   9,711       2,506    62,015     (9,961)
  Europe and West Africa
   Operations.......................     136     283,515    36,401    288,962
  Engineering Operations............   1,136       1,641       254      9,710
  Other.............................  (4,431)   (257,133)   (9,345)  (259,499)
                                     -------   ---------  --------  ---------
    Total Segment Income............  15,305      52,442   160,383    118,476
                                     -------   ---------  --------  ---------
General Corporate Expenses..........  (2,979)     (1,403)   (9,575)    (9,104)
                                     -------   ---------  --------  ---------
Total Operating Income.............. $12,326   $  51,039  $150,808  $ 109,372
                                     =======   =========  ========  =========

NOTE 8--EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share:

                              Three Months Ended         Nine Months Ended
                            ------------------------  ------------------------
                             12/31/98     12/31/97     12/31/98     12/31/97
                            -----------  -----------  -----------  -----------
                                              (Unaudited)
                              (In thousands, except shares and per share
                                               amounts)
Basic:
Net income................  $    32,009  $    51,114  $   163,323  $    78,118
Dividends on preferred
 stock....................       (1,800)      (1,800)      (5,400)      (5,400)
                            -----------  -----------  -----------  -----------
Net income for basic
 computation..............  $    30,209  $    49,314  $   157,923  $    72,718
                            ===========  ===========  ===========  ===========
Weighted average common
 shares...................   38,985,212   41,073,649   39,781,623   40,909,416
                            ===========  ===========  ===========  ===========
Basic earnings per common
 share....................  $      0.77  $      1.20  $      3.97  $      1.78
                            ===========  ===========  ===========  ===========

Diluted:
Net income................  $    32,009  $    51,114  $   163,323  $    78,118
Dividends on preferred
 stock....................           --           --           --           --
                            -----------  -----------  -----------  -----------
Net income for diluted
 computation..............  $    32,009  $    51,114  $   163,323  $    78,118
                            ===========  ===========  ===========  ===========
Weighted average common
 shares (basic)...........   38,985,212   41,073,649   39,781,623   40,909,416
Effect of dilutive
 securities:
  Stock options and
   restricted stock.......      233,761      299,928      282,426      284,718
  Series A $2.25
   Cumulative Convertible
   Preferred Stock........    5,740,940    5,740,940    5,740,940    5,740,940
                            -----------  -----------  -----------  -----------
Adjusted weighted average
 common shares and assumed
 conversions..............   44,959,913   47,114,517   45,804,989   46,935,074
                            ===========  ===========  ===========  ===========
Diluted earnings per
 common share.............  $      0.71  $      1.08  $      3.57  $      1.66
                            ===========  ===========  ===========  ===========

NOTE 9--SUBSEQUENT EVENT

  On February 4, 1999 JRM initiated an offer to purchase all of its outstanding 9.375% Senior Subordinated Notes due July 2006 at a purchase price of 113.046% of their principal amount, plus accrued and unpaid interest to, but not including, the payment date. The outstanding principal amount of the notes is $250,000,000. In connection with the offer, JRM is also soliciting consents to certain amendments to the indenture for the 9.375% Senior Subordinated Notes to amend or eliminate certain restrictive covenants. Holders who tender notes for purchase by JRM pursuant to the tender offer are required to consent to the amendments in order to have their notes accepted for purchase. The tender offer is conditioned on, among other things, at least a majority of the aggregate principal amount of the notes being validly tendered and not withdrawn prior to its expiration. The offer will expire on March 5, 1999, unless extended.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its addresses set forth below.

                       The Depositary for the Offer is:

                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

         By Mail:                              By Overnight Courier:
     Corporate Actions                           Corporate Actions
        Suite 4660                                  Suite 4680
   Post Office Box 2569                           14 Wall Street
Jersey City, NJ 07303-2569                        Mail Suite 4680
                                                New York, NY 10005

                                   By Hand:
                          c/o Securities Transfer and
                                   Reporting
                                Services, Inc.
                            Attn: Corporate Actions
                         100 William Street, Galleria
                              New York, NY 10038

  Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                              MORROW & CO., INC.

                          445 Park Avenue, 5th Floor
                              New York, NY 10022
                        Banks and Brokerage Firms Call:
                                (800) 662-5200
                           Shareholders Please Call:
                                (800) 566-9061


                     The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.
                            World Financial Center
                                  North Tower
                         New York, New York 10281-1314
                         (212) 449-8971 (Call Collect)